As submitted to the Securities and Exchange Commission on February 14, 2014 pursuant to the

Jumpstart Our Business Startups Act

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SunEdison Yieldco, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4911	46-4780940
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

12500 Baltimore Avenue

Beltsville, Maryland 20705

(443) 909-7200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sebastian Deschler, Esq.

General Counsel

SunEdison Yieldco, Inc.

12500 Baltimore Avenue

Beltsville, Maryland 20705

(443) 909-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Dennis M. Myers, P.C.	Kirk A. Davenport II
Kirkland & Ellis LLP	Latham & Watkins LLP
300 North LaSalle	885 Third Avenue
Chicago, Illinois 60654	New York, New York 10022
(312) 862-2000	(212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this

Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated                     , 2014

             Shares

SunEdison Yieldco, Inc.

Class A Common Stock

This is an initial public offering of the Class A common stock of SunEdison Yieldco, Inc. All of the shares of Class A common stock are being sold by SunEdison Yieldco, Inc.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share will be between $         and $        . We intend to list our Class A common stock on                      under the symbol “            .”

We have two classes of common stock, Class A common stock and Class B common stock. Each share of Class A common stock entitles its holder to one vote on all matters presented to our stockholders generally. Each share of Class B common stock entitles its holder to 10 votes on all matters presented to our stockholders generally. Immediately following this offering, the holders of our Class A common stock will collectively hold 100% of the economic interests and     % of the voting power in us. The holders of our Class B common stock will hold the remaining     % of the voting power in us. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of                     . We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

See “Risk Factors” beginning on page 27 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

To the extent that the underwriters sell more than              shares of Class A common stock, the underwriters have the option to purchase up to an additional              shares from SunEdison Yieldco, Inc. at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2014.

Goldman, Sachs & Co.

Prospectus dated                     , 2014.

We have not and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until                    , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of SunEdison, Inc. and third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or

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sponsorship of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names. See “Certain Relationships and Related Party Transactions—Licensing Agreement” for a description of the licensing agreement pursuant to which we have licensed the right to use the SunEdison name and logo, subject to certain exceptions and limitations.

Industry and Market Data

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our market position and market estimates are based on independent industry publications, government publications, third party forecasts, management’s estimates and assumptions about our markets and our internal research. While we are not aware of any misstatements regarding the market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Cautionary Statement Concerning Forward—Looking Statements” and “Risk Factors” in this prospectus.

As used in this prospectus, all references to watts (e.g., Megawatts, Gigawatts, MW, GW, etc.) refer to measurements of direct current, or “DC,” except where otherwise noted.

Certain Defined Terms

Unless the context provides otherwise, references herein to:

•	“we,” “our,” “us,” “our company” and “Yieldco” refer to SunEdison Yieldco, Inc., together with, where applicable, its consolidated subsidiaries after giving effect to the Organizational Transactions (as defined herein);

•	“Yield LLC” refers to SunEdison Yieldco, LLC;

•	“Yield Operating LLC” refers to SunEdison Yieldco Operating, LLC; and

•	“SunEdison” and “Sponsor” refer to SunEdison, Inc. together with, where applicable, its consolidated subsidiaries.

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SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information you need to consider in making your investment decision. Before making an investment decision, you should read this entire prospectus carefully and should consider, among other things, the matters set forth under “Risk Factors,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our and our predecessor’s financial statements and related notes thereto appearing elsewhere in this prospectus.

About Yieldco

We are a dividend growth-oriented company formed to own and operate contracted clean power generation assets acquired from SunEdison and unaffiliated third parties. Our business objective is to acquire high-quality contracted cash flows, primarily from owning solar generation assets serving utility, commercial and residential customers. Over time, we intend to acquire other clean power generation assets, including wind, natural gas, geothermal and hydro-electricity, as well as hybrid energy solutions that enable us to provide contracted power on a 24/7 basis. We believe the renewable power generation segment is growing more rapidly than other power generation segments due in part to the emergence in various energy markets of “grid parity,” which is the point at which renewable energy sources can generate electricity at a cost equal to or lower than prevailing electricity prices. We believe we are well-positioned to capitalize on this growth, both through project originations and transfers from our Sponsor as well as through acquisitions from unaffiliated third parties. We will benefit from the development pipeline, asset management experience and relationships of our Sponsor, which, as of December 31, 2013, had a 3.4 GW pipeline of development stage solar projects and approximately 1.9 GW of self-owned and third party solar power generation assets under management. Our Sponsor will provide us with a dedicated management team that has significant experience in clean power generation. We believe we are well-positioned for substantial growth due to the high-quality, diversification and scale of our project portfolio, the long-term power purchase agreements, or “PPAs,” we have with creditworthy counterparties, our dedicated management team and our Sponsor’s project origination and asset management capabilities.

Our initial portfolio will consist of solar projects located in the United States, its unincorporated territories and the United Kingdom with total nameplate capacity of 68.4 MW. All of these projects will have long-term PPAs with creditworthy counterparties. We intend to rapidly expand and diversify our initial project portfolio by acquiring clean utility scale and distributed generation assets located in the United States, Canada, the United Kingdom and Chile, each of which we expect will also have a long-term PPA with a creditworthy counterparty. Growth in our project portfolio will be driven by our relationship with our Sponsor, including access to its project pipeline, and by our access to unaffiliated third party developers and owners of clean generation assets in our core markets.

Prior to the completion of this offering, we will enter into a project support agreement, or the “Support Agreement,” with our Sponsor, which will require our Sponsor to offer us additional qualifying projects from its development pipeline on a quarterly basis that are projected to generate an aggregate of at least $200.0 million of cash available for distribution during the first 12 months following their respective commercial operations date, or “FTM CAFD,” by the end of 2016. We refer to these projects as the “Call Right Projects.” Specifically, the Support Agreement requires our Sponsor to offer us:

•	during calendar year 2015, solar projects that are projected to generate an aggregate of at least $75.0 million of cash available for distribution during the first 12 months following their respective commercial operations date; and

•	during calendar year 2016, solar projects that are projected to generate an aggregate of at least $125.0 million of cash available for distribution during the first 12 months following their respective commercial operations date.

The Call Right Projects that are specifically identified in the Support Agreement currently have a total nameplate capacity of 1.8 GW. We believe the currently identified Call Right Projects will be sufficient to satisfy a majority of the FTM CAFD committment for 2015 and a substantial portion of the minimum threshold of the FTM CAFD committment for 2016. The Support Agreement provides that our Sponsor is required to update the list of Call Right Projects with additional qualifying Call Right Projects from its pipeline on a quarterly basis until we have been offered Call Right Projects that are projected to generate the specified minimum amount of FTM CAFD for each of the periods covered by the Support Agreement. In addition, the Support Agreement grants us a right of first offer with respect to any solar projects (other than Call Right Projects) located in the United States and its unincorporated territories, Canada, the United Kingdom, Chile and certain other jurisdictions that our Sponsor decides to sell or otherwise transfer during the five-year period following the completion of this offering. We refer to these projects as the “ROFO Projects.”

We believe we are well-positioned to capitalize on additional growth opportunities in the clean energy industry. Demand for renewable energy among our customer segments is accelerating due to the emergence of grid parity in various energy markets, the lack of commodity price risk in renewable energy generation and strong political and social support. In addition, growth is driven by the ability to locate renewable energy generating assets at a customer site, which reduces our customers’ transmission and distribution costs. We believe that we are already capitalizing on the favorable growth dynamics in the clean energy industry, as illustrated by the following examples:

•	Grid Parity. One of the Call Right Projects located in Chile provides approximately 100 MW of utility scale power to a mining company under a 20-year PPA at a price below the current wholesale price of electricity in that region. We believe that additional grid parity opportunities will arise in other markets with growing energy demand, increasing power prices and favorable solar attributes.

•	Distributed Generation. We own and operate a 15.4 MW distributed generation platform with a footprint in six states across the United States and Puerto Rico with commercial customers, who currently purchase electricity from us under long-term PPAs at prices at or below local retail electricity rates. These distributed generation projects reduce our customers’ transmission and distribution costs because they are located on the customer’s site. By bypassing the traditional electrical suppliers and transmission systems, distributed energy systems delink the customer’s electricity price from external factors such as volatile commodity prices and costs of the incumbent energy supplier. This makes it possible for distributed energy purchasers to buy electricity at predictable and stable prices over the duration of a long-term contract.

As our addressable market expands, we expect there will be significant additional opportunities for us to own clean energy generation assets and provide contracted, reliable power at competitive prices to the customer segments we serve, which we believe will sustain and enhance our future growth.

We intend to use a portion of the cash available for distribution, or “CAFD,” generated by our project portfolio to pay regular quarterly cash dividends to holders of our Class A common stock. Our initial quarterly dividend will be set at $             per share of Class A common stock, or $             per share on an annualized basis. We established our initial quarterly dividend level based upon a targeted payout ratio of approximately     % of projected annual cash available for distribution. Our objective is to pay our Class A common stockholders a consistent and growing cash dividend that is sustainable on a long-term basis. Based on our forecast and the related assumptions and our intention to acquire assets with characteristics similar to those in our initial portfolio, we expect to grow our cash available for distribution and increase our quarterly cash dividends over time. Prospective investors should read “Cash Dividend Policy,” including our financial forecast and related assumptions, and “Risk Factors,” including the risks and uncertainties related to our forecasted results, completion of construction of projects and acquisition opportunities, in their entirety.

About our Sponsor

We believe our relationship with our Sponsor provides us with the opportunity to benefit from our Sponsor’s expertise in solar technology, project development, finance, management and operations. Our Sponsor is a solar industry leader with a well-established global brand and a long history of developing, financing, owning and operating solar energy projects. As of December 31, 2013, our Sponsor had a development pipeline of approximately 3.4 GW and solar power generation assets under management of approximately 1.9 GW, comprised of over 918 solar generation facilities across 12 countries. These projects were managed by a dedicated team using three renewable energy operation centers globally. As of December 31, 2013, our Sponsor had approximately 6,300 employees.

Purpose of Yieldco

We intend to create value for holders of our Class A common stock by achieving the following objectives:

•	acquiring long-term contracted cash flows from clean power generation assets with creditworthy counterparties;

•	growing our business by acquiring contracted clean power generation assets from our Sponsor and third parties;

•	capitalizing on the expected high growth in the clean power generation market, which is projected to require over $2.9 trillion of investment over the period from 2013 through 2020, of which $802 billion is expected to be invested in solar PV generation assets;

•	creating an attractive investment opportunity for dividend growth oriented investors;

•	creating a leading global clean power generation asset platform, with the capability to increase the cash flow and value of the assets over time; and

•	gaining access to a broad investor base with a more competitive source of equity capital that accelerates our long-term growth and acquisition strategy.

Our Initial Portfolio and the Call Right Projects

The following table provides an overview of the assets that will comprise our initial portfolio:

					Offtake Agreements
Project Names(1)	Location	Commercial Operation Date(2)	Nameplate Capacity (MW)(3)	# of Sites	Counterparty	Counterparty Credit Rating(4)		Remaining Duration of PPA (Years)(5)
Developed by our Sponsor:
U.S. Distributed Generation Projects	U.S. and Puerto Rico	2009-2013	15.4	73	Various commercial and government entities	Various	(6)	16

Acquired from Third Parties:
Stonehenge	U.K.	April 2014	41.5	3	N/A	N/A		N/A
Norrington	U.K.	April 2014	11.5	1	N/A	N/A		N/A

Total Initial Portfolio			68.4	77

(1)	All projects are utility scale projects except for the U.S. Distributed Generation Projects, which are distributed generation projects that have PPAs with various commercial and government counterparties.
(2)	Represents date of actual or anticipated COD, as applicable, unless otherwise indicated.
(3)	Nameplate capacity represents the maximum generating capacity at standard test conditions of a facility multiplied by our percentage ownership of that facility. Generating capacity may vary based on a variety of factors discussed elsewhere in this prospectus.
(4)	Reflects the counterparty’s issuer credit ratings issued by Standard & Poor’s Ratings Services, or “S&P,” Moody’s Investors Service Inc., or “Moody’s”, or Dominion Bond Rating Services, Ltd., or “DBRS,” as of the date of this prospectus.
(5)	Calculated as of December 31, 2013. For distributed generation projects, the number represents a weighted average (based on nameplate capacity) remaining duration.
(6)	On a nameplate capacity basis, approximately 63% of these projects have PPAs where the counterparty or parent of the counterparty has an investment grade rating.

The Support Agreement has established an aggregate purchase price of $             million for the Call Right Projects set forth in the table below under the heading “Priced Call Right Projects.” This aggregate price was determined by good faith negotiations between us and our Sponsor. If we elect to purchase less than all of the priced Call Right Projects, we and our Sponsor will negotiate prices for individual projects.

We will have the right to acquire additional Call Right Projects set forth in the table below under the heading “Unpriced Call Right Projects” at prices that will be determined in the future. We and our Sponsor will agree to negotiate in good faith to determine the price of these additional projects. In the event we are unable to reach an agreement on price for any of these additional Call Right Project, our Sponsor will have the right to offer that Call Right Project to third parties. However, the Support Agreement will provide that we will have the right to match any price offered by any third party and acquire such Call Right Project on the terms our Sponsor could obtain from the third party. The Support Agreement will further provide that our Sponsor is required to offer us additional qualifying Call Right Projects from its pipeline on a quarterly basis until we have been offered Call Right Projects that are projected to generate the specified minimum amount of FTM CAFD for each of the two years covered by the Support Agreement. We cannot assure you that we will be offered these Call Right Projects on terms that we will consider to be favorable to us. See “Certain Relationships and Related Party Transactions—Project Support Agreement” for additional information.

The following table provides an overview of the Call Right Projects identified in the Support Agreement:

Project Names	Location	Commercial Operation Date(1)	Nameplate Capacity (MW)(2)	# of Sites
Priced Call Right Projects:
Regulus Solar	U.S.	Q4 2014	81.9	1
U.S. DG 2014 projects	U.S.	Q2-Q4 2014	57.3	61
North Carolina projects	U.S.	Q2-Q4 2014	26.0	4
Massachusetts 9 MW 2014 projects	U.S.	Q4 2014	9.5	4
SunE Perpetual Lindsay	Canada	Q3 2014	15.2	1
Says Court	U.K.	Q2 2014	19.5	1
Crucis Farm	U.K.	Q2 2014	16.1	1
U.K. 2014 project #1	U.K.	Q4 2014	48.0	1
U.K. 2014 project #2	U.K.	Q4 2014	25.0	1
U.K. 2014 project #3	U.K.	Q4 2014	23.0	1
U.K. 2014 project #4	U.K.	Q4 2014	13.0	1
U.K. 2014 project #5	U.K.	Q4 2014	8.7	1
U.K. 2014 project #6	U.K.	Q4 2014	8.0	1
CAP	Chile	Q1 2014	100.0	1

Total 2014 Priced Call Right Projects			451.2	80

Vega	U.S.	Q1 2015	27.4	1
Isis	U.S.	Q1 2015	26.0	3
AP North Lake I	U.S.	Q3 2015	26.0	1
Southwest U.S. 2015 projects	U.S.	Q1-Q2 2015	14.4	4
Victorville	U.S.	Q3 2015	13.0	1
Bluebird	U.S.	Q2 2015	7.8	3

Total 2015 Priced Call Right Projects			114.6	13

Total Priced Call Right Projects			565.8	93

Unpriced Call Right Projects:
Unpriced U.S. DG 2014 projects	U.S.	Q2-Q4 2014	36.1	49
Massachusetts 23 MW 2014 projects	U.S.	Q2-Q4 2014	23.2	10
Massachusetts 10 MW 2014 projects	U.S.	Q4 2014	10.4	1
Ontario ground 2014 projects	Canada	Q3 2014	13.8	23
Chile 71 MW 2014	Chile	Q4 2014	71.2	1

Total 2014 Unpriced Call Right Projects			154.7	84

Southeast U.S. project	U.S.	Q4 2015	65.0	1
Island project #1	U.S.	Q4 2015	65.0	1
Island project #2	U.S.	Q4 2015	20.8	1
Unpriced U.S. DG 2015 projects	U.S.	Q1-Q4 2015	47.0	26
Massachusetts 2015 projects	U.S.	Q1-Q2 2015	4.8	2
Ontario ground 2015 projects	Canada	Q1-Q3 2015	8.7	20
Chile 94 MW 2015	Chile	Q2 2015	94.0	1
Chile 70 MW 2015	Chile	Q1 2015	70.0	1

Total 2015 Unpriced Call Right Projects			375.3	53

California project #1	U.S.	Q4 2016	325.0	1
California project #2	U.S.	Q4 2016	195.0	1
Southwest U.S. 2016 project #1	U.S.	Q2 2016	100.0	1
Southwest U.S. 2016 project #2	U.S.	Q2-Q4 2016	22.2	6
California airport project	U.S.	Q4 2016	19.7	1
Ontario ground 2016 projects	Canada	Q1-Q3 2016	4.8	8

Total 2016 Unpriced Call Right Projects			666.7	18

Total Unpriced Call Right Projects			1,196.7	155

Total Call Right Projects			1,762.5	248

(1)	Represents date of actual or anticipated COD, as applicable, unless otherwise indicated.
(2)	Nameplate capacity represents the maximum generating capacity at standard test conditions of a facility multiplied by our percentage ownership of that facility. Generating capacity may vary based on a variety of factors discussed elsewhere in this prospectus.

Cash Available for Distribution

The table below summarizes our estimated cash available for distribution per share of Class A common stock for the twelve months ending June 30, 2015 and December 31, 2015 based on our forecasts included elsewhere in this prospectus:

Forecast for the 12 Months Ending
	June 30, 2015	December 31, 2015
(in thousands, except per share and project data)	(unaudited)
Assumed operational projects throughout period
Cash available for distribution(1)
Cash available for distribution to holders of Class A shares
Class A shares at period end
Cash available for distribution per Class A share

(1)	Cash available for distribution is not a measure of performance under U.S. generally accepted accounting principles, or “GAAP.” For a reconciliation of these forecasted metrics to their closest GAAP measure, see “Cash Dividend Policy—Estimate of Future Cash Available for Distribution” elsewhere in this prospectus.

We define cash available for distribution as net cash provided by operating activities as adjusted for certain other cash flow items that we associate with our operations. It is a non-GAAP measure of our ability to generate cash to service our dividends. As calculated in this prospectus, cash available for distribution represents net cash provided by (used in) operating activities (i) plus or minus changes in operating assets and liabilities, (ii) minus deposits into (or plus withdrawals from) restricted cash accounts required by project financing arrangements, (iii) minus cash distributions paid to non-controlling interests, if any, (iv) minus scheduled project-level and other debt service payments and repayments in accordance with the related borrowing arrangements, to the extent they are paid from operating cash flows during a period, (v) minus non-expansionary capital expenditures, if any, to the extent they are paid from operating cash flows during a period, and (vi) plus or minus other items as necessary to present the cash flows we deem representative of our core business operations. Our intention is to distribute a portion of the cash available for distribution generated by our product portfolio as dividends each quarter, after appropriate reserves for our working capital needs and the prudent conduct of our business. For a further discussion of cash available for distribution, including a reconciliation of net cash provided by (used in) operating activities to cash available for distribution and a discussion of its limitations, see footnote (2) under the heading “Summary Historical and Pro Forma Financial Data” elsewhere in this prospectus.

Industry Overview

We expect to benefit from continued high growth in clean energy across the utility, commercial and residential customer segments. According to Bloomberg New Energy Finance, over 1,418 GW of clean power generation projects are expected to be installed globally over the period from 2013 through 2020, requiring an aggregate investment of over $2.9 trillion across the utility, commercial and residential markets.

We believe the solar segment of the clean power generation industry is particularly attractive as declining solar costs and increasing grid electricity costs are accelerating the attainment of grid parity in various markets. Solar energy offers a compelling value proposition in markets that have reached grid parity because customers can typically purchase renewable energy for less than the cost of electricity generated by local utilities, pay little to no up-front cost and lock in long-term energy costs, insulating themselves from rising electricity rates. We expect a number of additional markets in our target geographies will reach grid parity in the coming years.

Solar energy benefits from highly predictable energy generation, the absence of fuel costs, proven technology and strong political and social support. In addition, solar generating assets are able to be located at a customer’s site which reduces the customer’s transmission and distribution costs. Finally, solar energy generation benefits from governmental, public and private support for the development of solar energy projects due to the environmentally friendly attributes of solar energy.

Our Business Strategy

Our primary business strategy is to increase the cash dividends we pay the holders of our Class A common stock over time. Our plan for executing this strategy includes the following:

Focus on long-term contracted clean power generation assets.    Our initial portfolio and any Call Right Projects that we acquire pursuant to the Support Agreement will have long-term PPAs with creditworthy counterparties. We intend to focus on owning and operating long-term contracted clean power generation assets with proven technologies, low operating risks and stable cash flows consistent with our initial portfolio. We believe industry trends will support significant growth opportunities for long-term contracted power in the clean power generation segment as various markets around the world reach grid parity.

Grow our business through acquisitions of contracted operating assets.    We intend to acquire additional contracted clean power generation assets from our Sponsor and unaffiliated third parties to increase our cash available for distribution. The Support Agreement provides us with (i) the option to acquire the identified Call Right Projects, which currently represent an aggregate nameplate capacity of approximately 1.8 GW, and additional projects from SunEdison’s development pipeline that will be designated as Call Right Projects under the Support Agreement on a quarterly basis to satisfy the aggregate FTM CAFD commitment of $200.0 million and (ii) a right of first offer on the ROFO Projects. In addition, we expect to have significant opportunities to acquire other clean power generation assets from third party developers, independent power producers and financial investors. We believe our knowledge of the market, third party relationships, operating expertise and access to capital will provide us with a competitive advantage in acquiring new assets.

Attractive asset class.    We intend to initially focus on the solar energy segment because we believe solar is currently the fastest growing segment of the clean power generation industry in which to own assets and deploy long-term capital due to the predictability of solar power cash flows. In particular, we believe the solar segment is attractive because there is no associated fuel cost risk and solar technology has become highly reliable, requires low operational and maintenance expenditures and a low level of interaction from managers, and solar projects have an expected life which can exceed 30 to 40 years. In addition, solar energy generation facilities generally operate under long-term PPAs with terms of up to 25 years.

Focus on core markets with favorable investment attributes.    We intend to focus on growing our portfolio through investments in markets with (i) creditworthy PPA counterparties, (ii) high clean energy demand growth rates, (iii) low political risk, risk stable market structures and well-established legal systems, (iv) grid parity or the potential to reach grid parity in the near term and (v) favorable government policies to encourage renewable energy projects. We believe there will be ample opportunities to acquire high-quality contracted power generation assets in markets with these attributes. While our current focus is on solar generation assets in the United States and its unincorporated territories, Canada, the United Kingdom and Chile, we will selectively consider acquisitions of contracted clean generation sources in other countries.

Scale our asset management platform.    As we grow our business, we expect our revenue will increase at a higher rate than our operating costs and expenses due in large part to our ability to acquire and manage large megawatt volumes with minimal operating expenses. We also believe we will have the ability to scale our operational, acquisition and financial management capabilities as we grow our business due to the existing management capabilities and infrastructure of our Sponsor. We believe this platform will allow us to achieve significant economies of scale as we grow our asset portfolio.

Maintain sound financial practices.    We intend to maintain our commitment to disciplined financial analysis and a balanced capital structure. Our financial practices will include (i) a risk and credit policy focused on transacting with creditworthy counterparties, (ii) a financing policy focused on achieving an optimal capital structure through various capital formation alternatives to minimize interest rate and refinancing risks, and (iii) a dividend policy that is based on distributing the cash available for distribution generated by our project portfolio (after deducting appropriate reserves for our working capital needs and the prudent conduct of our business). Our initial dividend was established based on our targeted payout ratio of approximately     % of projected cash available for distribution. See “Cash Dividend Policy.”

Our Competitive Strengths

We believe our key competitive strengths include:

Scale and geographic diversity.    Our initial portfolio and the Call Right Projects will provide us with significant diversification in terms of market segment, counterparty and geography. These projects, in the aggregate, represent              MW of nameplate capacity, which are expected to consist of              MW of nameplate capacity from utility projects and              MW of nameplate capacity of commercial, industrial and government customers. Our diversification reduces our operating risk profile and our reliance on any single market or segment. We believe our scale and geographic diversity improve our business development opportunities through enhanced industry relationships, reputation and understanding of regional power market dynamics.

Stable high-quality cash flows.    Our initial portfolio of projects, together with the Call Right Projects and third party projects that we acquire, will provide us with a stable, predictable cash flow profile. We sell the electricity generated by our projects under long-term PPAs with creditworthy counterparties. Pricing under the PPAs is either fixed for the duration of the contract or, in the case of the United Kingdom, for a specified period of time (typically five years), after which a portion of the contracted revenue is subject to an adjustment based on the current market price. In addition, our projects have highly predictable operating costs, in large part due to solar facilities having no fuel cost and reliable technology. Finally, based on our initial portfolio of projects, we do not expect to pay significant federal income taxes in the near term.

Newly constructed portfolio.    We benefit from a portfolio of relatively newly constructed assets, with most of the projects in our initial portfolio having achieved COD within the past three years. All of the Call Right Projects are expected to achieve COD by the end of 2016. The projects in our initial portfolio and the Call Right Projects utilize proven and reliable technologies provided by leading equipment manufacturers and, as a result, we expect to achieve high generation availability and predictable maintenance capital expenditures.

Relationship with SunEdison.    We believe our relationship with our Sponsor provides us with significant benefits, including the following:

•	Strong asset development and acquisition track record. Over the last five calendar years, our Sponsor has constructed or acquired solar power generation assets with an aggregate nameplate capacity of 1.4 GW and is currently constructing additional solar power generation assets expected to have an aggregate nameplate capacity of approximately 504 MW. Our Sponsor was the world’s second largest installer of solar energy facilities in 2012. In addition, our Sponsor had a 3.4 GW pipeline of development stage solar projects as of December 31, 2013. Our Sponsor’s operating history demonstrates its organic project development capabilities and its ability to work with third party developers and asset owners in our target markets. We believe our Sponsor’s relationships, knowledge and employees will facilitate our ability to acquire operating projects from our Sponsor and unaffiliated third-parties in our target markets.

•	Project financing experience. We believe our Sponsor has demonstrated a successful track record of sourcing long duration capital to fund project acquisitions, development and construction. Since 2005, our Sponsor has raised approximately $5 billion in long-term non-recourse project financing for hundreds of projects. We expect that we will realize significant benefits from our Sponsor’s financing and structuring expertise as well as its relationships with financial institutions and other providers of capital.

•	Management and operations expertise. We will have access to the significant resources of our Sponsor to support the growth strategy of our business. As of December 31, 2013, our Sponsor had over 1.9 GW of projects under management across 12 countries. Approximately 16% of these projects are third party power generation facilities, which demonstrates our Sponsor’s collaboration with multiple solar developers and owners. These projects utilize 30 different module types and inverters from 12 different manufacturers. In addition, our Sponsor maintains three renewable energy operation centers to service assets under management. Our Sponsor’s operational and management experience helps ensure that our facilities will be monitored and maintained to maximize their cash generation.

Dedicated management team.    Under the Management Services Agreement, our Sponsor has committed to provide us with a dedicated team of professionals to serve as our senior executive officers. Our executive officers have considerable experience in developing, acquiring and operating clean power generation assets, with an average of over nine years of experience in the sector. For example, our Chief Executive Officer has served as the President of SunEdison’s solar energy business since November 2009. Our management team will also have access to the other significant management resources of our Sponsor to support the operational, financial, legal and regulatory aspects of our business.

Agreements with our Sponsor

We will enter into the following agreements with our Sponsor prior to the completion of this offering. For a more comprehensive discussion of these agreements, see “Certain Relationships and Related Party Transactions.” For a discussion of the risks related to our relationship with our Sponsor, see “Risk Factors—Risks Related to our Relationship with our Sponsor.”

Project Support Agreement.    Pursuant to the Support Agreement, our Sponsor will provide us with the right, but not the obligation, to purchase for cash certain solar projects from its project pipeline with aggregate projected FTM CAFD of at least $200.0 million by the end of 2016. Specifically, the Support Agreement requires our Sponsor to offer us:

•	during calendar year 2015, solar projects that are projected to generate FTM CAFD of at least $75.0 million; and

•	during calendar year 2016, solar projects that are projected to generate FTM CAFD of at least $125.0 million.

The Support Agreement establishes an aggregate purchase price of approximately $             million for the priced Call Right Projects. This price was determined by good faith negotiations between us and our Sponsor. If we elect to purchase less than all of the priced Call Right Projects, we and our Sponsor will negotiate prices for individual projects. For Call Rights Projects not yet priced, we and our Sponsor have agreed to negotiate in good faith to determine the price of these projects in accordance with the procedures set forth in the Support Agreement. In the event we are unable to reach an agreement on price for any of these additional Call Right Projects, our Sponsor has the right to offer that Call Right Project to third parties. In that event, we will have the right to match any price offered by any third party and acquire such Call Right Project, pursuant to our right of first refusal, on the terms our Sponsor could obtain from the third party.

The Support Agreement provides that our Sponsor is required to offer us additional qualifying Call Right Projects from its pipeline on a quarterly basis until we have been offered Call Right Projects that are projected to generate the specified minimum amount of FTM CAFD for each of the periods covered by the Support Agreement. These additional Call Right Projects must satisfy certain criteria and otherwise be reasonably acceptable to us. In addition, our Sponsor may remove a project from the Call Right Project list for any valid business reason. In that case, the Sponsor will be required to replace such project with one or more additional qualified projects that have a similar economic profile. Generally, we may exercise our call right with respect to any Call Right Project identified in the Support Agreement at any time until the COD for that Call Right Project. If we exercise our option to purchase a project under the Support Agreement, our Sponsor is required to sell us that project on or about the date of its COD unless we agree to a different date.

In addition, our Sponsor has agreed to grant us a right of first offer on any of the ROFO Projects that it determines to sell or otherwise transfer during the five-year period following the completion of this offering. Under the terms of the Support Agreement, our Sponsor will agree to negotiate with us in good faith, for a period of 30 days, to reach an agreement with respect to any proposed sale of a ROFO Project for which we have exercised our right of first offer before it may sell or otherwise transfer such ROFO Project to a third party. However, our Sponsor will not be obligated to sell any of the ROFO Projects and, therefore, we do not know when, if ever, any ROFO Projects will be sold to us. Furthermore, in the event that our Sponsor elects to sell ROFO Projects, our Sponsor will not be required to accept any offer we make and may choose to sell the assets to a third party or not sell the assets at all.

Management Services Agreement.    Pursuant to the Management Services Agreement, our Sponsor will provide or arrange for the provision of operational, management and administrative services to us and our subsidiaries, and we will pay our Sponsor a base management fee equal to approximately $             million per quarter. The base management fee will be subject to an inflation-based adjustment annually beginning on January 1, 2015 at an inflation factor based on the year-over-year U.S. consumer price index. It will also be subject to adjustments following the consummation of

future acquisitions (in an amount equal to     % of the enterprise value of any acquired projects subject to an annual cap) and as a result of a change in the scope of services provided under the Management Services Agreement.

Operating Agreements.    Most of our projects are built pursuant to engineering, procurement and construction, or “EPC,” contracts, and will be operated and maintained pursuant to operations and maintenance, or “O&M,” contracts with affiliates of our Sponsor. Under the EPC contracts, the relevant Sponsor affiliates provide liquidated damages to cover delays in project completions, as well as market standard warranties, including performance ratio guaranties, designed to ensure the expected level of electricity generation is achieved, for periods that range between two and five years after project completion depending on the relevant market. The O&M contracts cover comprehensive preventive and corrective maintenance services for a fee as defined in such agreement. The relevant Sponsor affiliates also provide generation availability guarantees of generally 99%, designed to ensure the expected level of power plant operation is achieved, and related liquidated damage obligations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Operating Metrics—Generation Availability” for a description of “generation availability.”

Conflicts of Interest.    While our relationship with our Sponsor and its subsidiaries is a significant strength, it is also a source of potential conflicts. As discussed above, our Sponsor and its affiliates will provide important services to us, including assisting with our day-to-day management and providing individuals who are dedicated to serve as our senior officers. These same senior officers may help our board of directors evaluate potential acquisition opportunities presented by our Sponsor under the Support Agreement. Notwithstanding the significance of the services to be rendered by our Sponsor or its designated affiliates on our behalf in accordance with the terms of the Management Services Agreement or of the assets which we may elect to acquire from our Sponsor in accordance with the terms of the Support Agreement or otherwise, our Sponsor will not owe fiduciary duties to us or our stockholders. Any material transaction between us and our Sponsor (including the proposed acquisition of any assets pursuant to the Support Agreement) will be subject to our related party transaction policy, which will require prior approval of such transaction by our Corporate Governance, Conflicts and Nominating Committee. Our executive officers will continue to have economic interests in our Sponsor following the completion of this offering and may, therefore, be conflicted when advising our Corporate Governance, Conflicts and Nominating Committee or otherwise participating in the negotiation or approval of such transactions. See “Risk Factors—Risks Related to our Relationship with our Sponsor” and “Certain Relationships and Related Party Transactions—Procedures for Review, Approval and Ratification of Related-Person Transactions; Conflicts of Interest” and “Management—Committees of the Board of Directors—Corporate Governance, Conflicts and Nominating Committee” for a discussion of the risks associated with our organizational and ownership structure and corporate strategy for mitigating such risks. Under the Management Services Agreement, our Sponsor will not be prohibited from acquiring operating assets of the kind that we seek to acquire. See “Risk Factors—Risks Related to our Relationship with our Sponsor.”

Organizational Transactions

Formation Transactions

SunEdison Yieldco, Inc. is a Delaware corporation formed on January 15, 2014 by SunEdison to serve as the issuer of the Class A common stock offered hereby. In connection with the formation of Yieldco, certain employees of SunEdison who will perform services for us were granted equity incentive awards under the SunEdison Yieldco, Inc. 2014 Omnibus Incentive Plan, or the “2014

Incentive Plan,” in the form of restricted shares of Yieldco. See “Executive Officer Compensation—Equity Incentive Awards.”

SunEdison Yieldco, LLC is a Delaware limited liability company formed on February 14, 2014 as a wholly-owned indirect subsidiary of SunEdison to own and operate through its subsidiaries a portfolio of contracted clean power generation assets acquired from SunEdison and unaffiliated third parties. Following its formation and prior to the completion of this offering: (i) SunEdison and its subsidiaries will contribute to Yield LLC the solar energy projects developed by SunEdison that are included in our initial portfolio, which we refer to as the “Initial Asset Transfers,” (ii) Yield LLC will enter into a new $             million delayed draw bridge loan facility, or the “Bridge Facility,” of which $             million will be drawn to fund the acquisition by Yield LLC of solar energy projects developed by third parties that are included in our initial portfolio and (iii) Yield LLC will complete the acquisition of those solar energy projects for an aggregate cash purchase price of approximately $             million.

We collectively refer to these transactions as the “Formation Transactions.”

Offering Transactions

In connection with and, in certain cases, concurrently with the completion of, this offering, based on an assumed initial public offering price of $             per share, which is the midpoint of the range listed on the cover of this prospectus:

•	we will amend and restate Yieldco’s certificate of incorporation to provide for both Class A common stock and Class B common stock, at which time SunEdison’s interest in Yieldco ‘s common equity will be converted into shares of Class B common stock and interests in Yield LLC (as described below) and the restricted shares issued under the 2014 Incentive Plan will automatically convert into a number of shares of Class A common stock that represent an aggregate % economic interest in Yieldco, subject to certain adjustments to prevent dilution;

•	we will amend Yield LLC’s operating agreement to provide for Class A units and Class B units and to convert SunEdison’s interest in Yieldco’s common equity into Class B units and appoint Yieldco as the sole managing member of Yield LLC;

•	Yieldco will issue shares of its Class A common stock to the purchasers in this offering (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting underwriting discounts and commissions but before offering expenses (all of which will be paid by SunEdison);

•	Yieldco will use all of the net proceeds from this offering to purchase newly issued Class A units of Yield LLC, representing % of Yield LLC’s outstanding membership units (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	Yield LLC will use such proceeds to repay certain project-level indebtedness, to repay a portion of the Bridge Facility and for general corporate purposes, which may include future acquisitions of solar assets from SunEdison pursuant to the Support Agreement or from third parties;

•	Yield Operating LLC will enter into a new $ million revolving credit facility, or the “Revolver,” which will remain undrawn at the completion of this offering, and a term loan facility, or the “Term Loan,” to refinance any remaining borrowings under the Bridge Facility; and

•	Yieldco will enter into various agreements with our Sponsor, including the Support Agreement and the Management Services Agreement.

We collectively refer to the foregoing transactions as the “Offering Transactions” and together with the Formation Transactions as the “Organizational Transactions.”

Immediately following the completion of this offering:

•	Yieldco will be a holding company and the sole material asset of Yieldco will be the Class A units of Yield LLC;

•	Yieldco will be the sole managing member of Yield LLC and will control the business and affairs of Yield LLC and its subsidiaries;

•	Yieldco will hold Class A units of Yield LLC representing approximately % of Yield LLC’s total outstanding membership units (or %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	SunEdison, through a wholly-owned subsidiary, will own Class B units of Yield LLC representing approximately % of Yield LLC’s total outstanding membership units (or %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	SunEdison, through the ownership by a subsidiary of our Class B common stock, will have % of the combined voting power of all of our common stock and, through such subsidiary’s ownership of Class B units of Yield LLC, will hold approximately % of the economic interest in our business (or % of the combined voting power of our common stock and a % economic interest in our business if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	the purchasers in this offering will own shares of our Class A common stock, representing % of the combined voting power of all of our common stock and, through our ownership of Class A units of Yield LLC, approximately % of the economic interest in our business (or % of the combined voting power of our common stock and a % economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

SunEdison may exchange its Class B units in Yield LLC for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications in accordance with the terms of the Exchange Agreement. When SunEdison exchanges a Class B unit of Yield LLC for a share of our Class A common stock: (i) we will issue SunEdison a share of our Class A common stock in exchange for the Class B unit; (ii) the Class B unit so exchanged will automatically convert into a Class A unit of Yield LLC issued to us; and (iii) we will automatically redeem and cancel a corresponding share of our Class B common stock. See “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Yield LLC—Exchange Agreement.”

The following chart sets forth summarizes certain relevant aspects of our ownership structure and principal indebtedness after giving effect to this offering:

(1)	We expect to enter into the Term Loan concurrently with the completion of this offering and use borrowings therefrom to refinance any remaining borrowings under the Bridge Facility.

(2)	Concurrently with the completion of this offering, Yield Operating LLC plans to enter into the Revolver, which will provide for a revolving line of credit of $ million. The closing of the Revolver will be conditioned upon consummation of this offering, the implementation of our Organizational Transactions and other customary closing conditions.

(3)	For additional information regarding our project-level indebtedness, see “Description of Certain Indebtedness—Project-Level Financing Arrangements.”

Material Tax Considerations

If we make a distribution from current or accumulated earnings and profits, as computed for United States federal income tax purposes, such distribution will generally be taxable to holders of our Class A common stock in the current period as ordinary income for United States federal income tax purposes, eligible under current law for the lower tax rates applicable to qualified dividend income of non-corporate taxpayers. If a distribution exceeds our current and accumulated earnings and profits as computed for United States federal income tax purposes, such excess distribution will constitute a non-taxable return of capital to the extent of a holder’s United States federal income tax basis in our Class A common stock and will result in a reduction of such basis. The portion of any such excess distribution that exceeds a holder’s basis in our Class A common stock will be taxed as capital gain. While we expect that a portion of our distributions to holders of our Class A common stock may exceed our current and accumulated earnings and profits as computed for United States federal income tax purposes and therefore constitute a non-taxable return of capital to the extent of a holder’s basis in our Class A common stock, no assurance can be given that this will occur. See “Risk Factors—Risks Related to Taxation—Distributions to holders of our Class A common stock may be taxable as dividends.” Upon the sale of our Class A common stock, the holder generally will recognize capital gain or loss measured by the difference between the sale proceeds received by the holder and the holder’s basis in the Class A common stock sold, adjusted to reflect prior distributions that were treated as return of capital. Based on our current portfolio of assets that we expect will benefit from an accelerated depreciation schedule, we expect to generate net operating losses, or “NOLs,” and NOL carryforwards that we can utilize to offset future taxable income. As such, we do not anticipate paying significant United States federal income taxes for a period of approximately five years. If you are a non-U.S. investor, please read “Material United States Federal Income Tax Consequences to Non-U.S. Holders” for a more complete discussion of the expected material United States federal income tax consequences of owning and disposing of shares of our Class A common stock.

Certain Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including the risks discussed in the section entitled “Risk Factors,” before investing in our Class A common stock.

Risks related to our business include, among others:

•	counterparties to our PPAs may not fulfill their obligations, which could result in a material adverse impact on our business, financial condition, results of operations and cash flows;

•	a portion of the revenues under certain of the PPAs for our solar energy projects are subject to price adjustments after a period of time; if the market price of electricity decreases and we are otherwise unable to negotiate more favorable pricing terms, our business, financial condition, results of operations and cash flows may be materially and adversely affected;

•	certain of the PPAs for power generation projects we may acquire will contain provisions that allow the offtake purchaser to terminate or buyout a portion of the project upon the occurrence of certain events; if these provisions are exercised and we are unable to enter into a PPA on similar terms, in the case of PPA termination, or find suitable replacement projects to invest in, in the case of a buyout, our cash available for distribution could materially decline; and

•	the growth of our business depends on locating and acquiring interests in additional attractive clean energy projects at favorable prices from our Sponsor and unaffiliated third parties.

Risks related to our relationship with our Sponsor include, among others:

•	our Sponsor will be our controlling stockholder and will exercise substantial influence over Yieldco, and we are highly dependent on our Sponsor;

•	we may not be able to consummate future acquisitions from our Sponsor; and

•	our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of holders of our Class A common stock and that may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks related to an investment in the Class A common stock offered in this offering include, among others:

•	we may not be able to continue paying comparable or growing cash dividends to holders of our Class A common stock in the future;

•	the assumptions underlying the forecasts presented elsewhere in this prospectus are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual cash available for distribution to differ materially from our forecasts; and

•	we are a holding company and our only material asset after completion of this offering will be our interest in Yield LLC, and we are accordingly dependent upon distributions from Yield LLC and its subsidiaries to pay dividends and taxes and other expenses.

Corporate Information

Our principal executive offices are located at 12500 Baltimore Avenue, Beltsville, Maryland 20705. Our telephone number is (443) 909-7200.

JOBS Act

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the “JOBS Act.” Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the “Securities Act,” for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

An emerging growth company may also take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the “Sarbanes-Oxley Act;”

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which such fifth anniversary will occur in 2019. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

THE OFFERING

Shares of Class A common stock offered by us	shares of our Class A common stock.

Shares of Class A common stock outstanding after this offering	shares of our Class A common stock (or shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Shares of Class B common stock outstanding after this offering	shares of our Class B common stock will be beneficially owned by our Sponsor.

Class A units and Class B units of Yield LLC outstanding after this offering

             Class A units of Yield LLC              and              Class B units of Yield LLC (or              Class A units and              Class B units of Yield LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Option to purchase additional shares of our Class A common stock

We have granted the underwriters an option to purchase up to an additional              shares of our Class A common stock, at the initial public offering price, less the underwriting discounts and commissions, within 30 days of the date of this prospectus. We will use the proceeds from the exercise of such option to purchase additional Class A units of Yield LLC.

Use of proceeds	Assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, we estimate that the net proceeds to us from this offering will be approximately $ million after deducting underwriting discounts and commissions. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we estimate that the net proceeds to us from this offering will be approximately $ million after deducting underwriting discounts and commissions.

We intend to use the net proceeds from this offering to acquire newly issued Class A units of Yield LLC, representing % (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of Yield LLC’s outstanding membership units after this offering.

Yield LLC will use such net proceeds to repay certain project-level indebtedness, to repay a portion of the Bridge Facility and for general corporate purposes, which may include future acquisitions of solar assets from SunEdison pursuant to the Support Agreement or from unaffiliated third parties. As of the date of this prospectus, we have not identified any specific potential future acquisitions other than under the Support Agreement discussed elsewhere in this prospectus.

and/or its affiliates may receive more than 5% of the net proceeds of this offering upon repayment of the Bridge Facility. Accordingly, this offering is being made in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., or “FINRA.” See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

Voting rights

Each share of our Class A common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally.

Each share of our Class B common stock will entitle its holder to 10 votes on matters presented to our stockholders generally. Our Sponsor, as the holder of our Class B common stock, will control a majority of the vote on all matters submitted to a vote of stockholders for the foreseeable future following this offering.

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law. See “Description of Capital Stock.”

Economic interest	Immediately following this offering, the purchasers in this offering will own in the aggregate a % economic interest in our business through our ownership of Class A units of Yield LLC and our Sponsor will own a % economic interest in our business through its ownership of Class B units of Yield LLC (or a % economic interest and a % economic interest, respectively, if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

Exchange and registration rights	Each Class B unit of Yield LLC will be exchangeable for a share of our Class A common stock, subject to equitable adjustments for stock splits, stock dividends and reclassifications in accordance with the terms of the Exchange Agreement. When our Sponsor exchanges a Class B unit of Yield LLC for a share of our Class A common stock, we will automatically redeem and cancel a corresponding share of our Class B common stock and the Class B unit will automatically convert into a Class A unit of Yield LLC issued to us. See “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Yield LLC—Exchange Agreement.”

Pursuant to a registration rights agreement that we will enter into with our Sponsor, we will agree to file a registration statement for the sale of the shares of our Class A common stock that are issuable upon exchange of Class B units of Yield LLC upon request and cause that registration statement to be declared effective by the United States Securities and Exchange Commission, or the “SEC,” as soon as practicable thereafter. See “Certain Relationships and Related Party Transactions— Registration Rights Agreement” for a description of the timing and manner limitations on resales of these shares of our Class A common stock.

Cash dividends	Upon completion of this offering, we intend to pay a regular quarterly dividend to holders of our Class A common stock. Our initial quarterly dividend will be set at $ per share of Class A common stock ($ per share on an annualized basis), which amount may be changed in the future without advance notice. Our ability to pay the regular quarterly dividend is subject to various restrictions and other factors described in more detail under the caption “Cash Dividend Policy.”

We expect to pay a quarterly dividend on or about the th day following the expiration of each fiscal quarter to holders of our Class A common stock of record on or about the th day following the last day of such fiscal quarter. With respect to our first dividend payable on , 2014, we intend to pay a pro-rated dividend (calculated from the completion date of this offering through and including , 2014) of $ per share of Class A common stock.

We believe, based on our financial forecast and related assumptions included in “Cash Dividend Policy—Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2015 and December 31, 2015” and our acquisition strategy, that we will generate sufficient cash available for distribution to support our initial quarterly dividend of $ per share of Class A common stock ($ per share on an annualized basis). However, we do not have a legal obligation to declare or pay dividends at such initial quarterly dividend level or at all. See “Cash Dividend Policy.”

Material federal income tax consequences to non-U.S. holders

For a discussion of the material federal income tax consequences that may be relevant to prospective investors who are non-U.S. holders, please read “Material United States Federal Income Tax Consequences to Non-U.S. Holders.”

FERC-related purchase restrictions

Certain purchasers of Class A common stock in this offering may be required to receive approval from the Federal Energy Regulatory Commission, or “FERC,” before acquiring an amount of our Class A common stock that would cause such purchaser and its associate or affiliate companies in the aggregate to hold a large enough voting interest to convey direct or indirect “control” over any of Yield LLC’s public utility subsidiaries or be deemed to have, directly or indirectly, merged or consolidated with Yield LLC or any of its electric utility company subsidiaries. See “Business—Regulatory Matters.”

Reserved share program	At our request, the underwriters have reserved up to % of the shares of our Class A common stock offered hereby for sale at the initial public offering price to our directors, officers and certain other persons who are associated with us, through a reserved share program. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not purchased pursuant to the reserved share program will be offered by the underwriters to the general public on the same terms as the other shares offered hereby. See “Underwriting (Conflicts of Interest).”

Conflicts of interest	We expect that and/or its affiliates will act as the arranger of, and will be the administrative agent and a lender under, our Bridge Facility. As described in “Use of Proceeds,” a portion of the net proceeds of this offering will be used to repay amounts outstanding under our Bridge Facility. Because an affiliate of will receive more than 5% of the net proceeds of this offering due to the repayment of amounts outstanding under our Bridge Facility, is deemed to have a conflict of interest under FINRA Rule 5121. Accordingly, this offering will be conducted in compliance with FINRA Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. has agreed to act as the qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act specifically including those inherent in Section 11 of the Securities Act.

Stock exchange listing	We have applied for the listing of our Class A common stock on under the symbol “ .”

The number of shares of our common stock to be outstanding after this offering is based on              shares of our Class A common stock and              shares of our Class B common stock to be outstanding immediately after this offering based on an initial public offering price of $              per share, the midpoint of the range set forth on the cover of this prospectus, and excludes (i)              shares of our Class A common stock which may be issued upon the exercise of the underwriters’ option to purchase additional shares of our Class A common stock and the corresponding number of Class A units of Yield LLC that we would purchase from Yield LLC with the net proceeds therefrom; (ii)              shares of our Class A common stock reserved for issuance upon the subsequent exchange of Class B units of Yield LLC that will be outstanding immediately after this offering; and (iii)              shares of our Class A common stock reserved for future issuance under our 2014 Incentive Plan.

Except as otherwise indicated, all information in this prospectus also assumes:

•	we will file our amended and restated certificate of incorporation and adopt our amended and restated bylaws immediately prior to the completion of this offering;

•	we will cause Yield LLC to amend and restate its operating agreement prior to the completion of this offering; and

•	an initial public offering price of $ per share of Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table shows summary historical and pro forma financial data at the dates and for the periods indicated. The summary historical financial data as of and for the years ended December 31, 2012 and 2013 have been derived from the audited combined financial statements of our accounting predecessor included elsewhere in this prospectus. The historical combined financial statements as of and for the years ended December 31, 2012 and 2013 are intended to represent the financial results of SunEdison’s contracted renewable energy assets that will be contributed to Yield LLC as part of the Initial Asset Transfers for those periods.

The summary unaudited pro forma financial data have been derived by the application of pro forma adjustments to the historical combined financial statements of our accounting predecessor included elsewhere in this prospectus. The summary unaudited pro forma statement of operations data for the year ended December 31, 2013 give effect to the Organizational Transactions (as described under “Summary—Organizational Transactions”), including the use of the estimated net proceeds from this offering, as if they had occurred on January 1, 2013. The summary unaudited pro forma balance sheet data as of December 31, 2013 give effect to the Organizational Transactions, this offering and the use of the estimated net proceeds therefrom, as if each had occurred on such date. See “Unaudited Pro Forma Condensed Consolidated Financial Data” for additional information. As described in “Summary—Organizational Transactions,” Yieldco will own approximately     % of Yield LLC’s outstanding membership interests after consummation of the Organizational Transactions.

The following table should be read together with, and is qualified in its entirety by reference to, the historical combined financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the historical combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions—Management Services Agreement.”

Our summary unaudited pro forma financial data are presented for informational purposes only. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Our summary unaudited pro forma financial information does not purport to represent what our results of operations or financial position would have been if we operated as a public company during the periods presented and may not be indicative of our future performance. We have not made any pro forma adjustments relating to the historical operations of our pending acquisitions of the Stonehenge or Norrington projects that will be part of our initial portfolio, as such projects have not yet commenced commercial operations and are not otherwise material as compared to our historical financial statements.

The financial statements of SunEdison Yieldco, Inc. have not been presented in this prospectus as it is a newly incorporated entity, had no business transactions or activities and had no assets or liabilities during the periods presented in this section.

			Pro Forma
	For the Year Ended December 31,		For the Year Ended December 31, 2013
(in thousands except operational data)	2012	2013
Statement of Operations Data:
Operating revenues	$6,474	$6,613	$
Operating costs and expenses:
Cost of operations	328	394
Depreciation and accretion	1,606	1,789
General and administrative	1,880	1,650

Total operating costs and expenses	3,814	3,833

Operating income	2,660	2,780
Interest expense, net	1,781	1,692

Income before income tax expense (benefit)	879	1,088
Income tax expense (benefit)	(755)	430

Net income	$1,634	$658	$
Less net income attributable to non-controlling interest	—	—

Net income attributable to Yieldco.	$1,634	$658	$

Other Financial Data:
Adjusted EBITDA(1)	$4,266	$4,569	$
Cash available for distribution(2)	(490)	7,302

Cash flow data:
Net cash provided by (used in):
Operating activities	2,254	7,473
Investing activities	(2,123)	(1,115)
Financing activities	(128)	(6,358)

Balance Sheet Data (at period end):
Cash and cash equivalents	$3	$3	$
Restricted cash	3,957	4,452
Property and equipment, net	42,416	46,581
Total assets	47,093	51,799
Total liabilities	34,772	39,553
Total equity	12,321	12,246

Operating Data (for the period):
MWh sold(3)	19,567	20,287

(1)	Adjusted EBITDA is a non-GAAP financial measure. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as net income plus interest expense, net, income taxes, depreciation and accretion, after eliminating the impact of non-recurring items and other factors that we do not consider indicative of future operating performance. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and

•	it is used by our management for internal planning purposes, including aspects of our consolidated operating budget and capital expenditures.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;

•	it does not reflect payments made or future requirements for income taxes;

•	it reflects adjustments for factors that we do not consider indicative of future performance, even though we may, in the future, incur expenses similar to the adjustments reflected in our calculation of Adjusted EBITDA in this prospectus; and

•	although depreciation and accretion are non-cash charges, the assets being depreciated and the liabilities being accreted will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

The following table presents a reconciliation of net income to Adjusted EBITDA:

			Pro Forma
	For the Year Ended December 31,		For the Year Ended December 31, 2013
(in thousands)	2012	2013
Net income	$1,634	$658	$
Add:
Depreciation and accretion	1,606	1,789
Interest expense, net	1,781	1,692
Income tax (benefit) expense	(755)	430

Adjusted EBITDA	$4,266	$4,569	$

(2)	Cash available for distribution represents net cash provided by (used in) operating activities (i) plus or minus changes in operating assets and liabilities, (ii) minus deposits into (or plus withdrawals from) restricted cash accounts required by project financing arrangements, (iii) minus cash distributions paid to non-controlling interests, if any, (iv) minus scheduled project-level and other debt service payments and repayments in accordance with the related borrowing arrangements, to the extent they are paid from operating cash flows during a period, (v) minus non-expansionary capital expenditures, if any, to the extent they are paid from operating cash flows during a period, and (vi) plus or minus other items as necessary to present the cash flows we deem representative of our core business operations. Our intention is to distribute a portion of the cash available for distribution generated by our product portfolio as dividends each quarter, after appropriate reserves for our working capital needs and the prudent conduct of our business.

We disclose cash available for distribution because management recognizes that it will be used as a supplemental measure by investors and analysts to evaluate our liquidity. However, cash available for distribution has limitations as an analytical tool because it excludes depreciation and accretion, does not capture the level of capital expenditures necessary to maintain the operating performance of our projects, is not reduced for principal payments on our project indebtedness except to the extent they are paid from operating cash flows during a period, and excludes the effect of certain other cash flow items, all of which could have a material effect on our financial condition and results from operations. Cash available for distribution is a non-GAAP measure and should not be considered an alternative to net income, net cash provided by (used in) operating activities or any other liquidity measure determined in accordance with GAAP, nor is it indicative of funds available to fund our cash needs. In addition, our calculation of cash available for distribution is not necessarily comparable to cash available for distribution as calculated by other companies. Investors should not rely on these measures as a substitute for any GAAP measure, including net income (loss) and net cash provided by (used in) operating activities. For a discussion of the risks and uncertainties with respect to our forecasted cash available for distribution see “Risk Factors—Risks Inherent in an Investment in Us—We may not be able to continue paying comparable or growing cash dividends to holders of our Class A common stock in the future,” “—The assumptions underlying the forecasts presented elsewhere in this prospectus are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual cash available for distribution to differ materially from our forecasts,” and “—We are a holding company and our only material asset after completion of this offering will be our interest in Yield LLC, and we are accordingly dependent upon distributions from Yield LLC and its subsidiaries to pay dividends and taxes and other expenses.”

The most directly comparable GAAP measure to cash available for distribution is net cash provided by (used in) operating activities. The following table is a reconciliation of our net cash provided by (used in) operating activities to cash available for distribution for the periods presented:

	For the Year Ended December 31,		Pro Forma
(in thousands)	2012	2013	For the Year Ended December 31, 2013
Net cash provided by operating activities	$2,254	$7,473	$
Changes in operating assets and liabilities	(628)	(5,404)
Deposits into/withdrawals from restricted cash accounts	(1,648)	(495)
Cash distributions to non-controlling interests	—	—
Scheduled project-level and other debt service and repayments	(529)	(625)
Non-expansionary capital expenditures	—	—
Other items(a)	61	6,353

Estimated cash available for distribution	$(490)	$7,302	$

(a)	Represents cash distributions to our Sponsor.

(3)	For any period presented, MWh sold represents the amount of electricity measured in MWh that our projects generated and sold.

RISK FACTORS

This offering and an investment in our Class A common stock involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our Class A common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, the trading price of our Class A common stock could decline and you could lose all or part of your investment in our Class A common stock.

Risks Related to our Business

Counterparties to our PPAs may not fulfill their obligations, which could result in a material adverse impact on our business, financial condition, results of operations and cash flows.

All of the electric power generated by our initial portfolio of projects will be sold under long-term PPAs with public utilities or commercial, industrial or government end-users. We expect the Call Right Projects will also have long-term PPAs. If, for any reason, any of the purchasers of power under these contracts are unable or unwilling to fulfill their related contractual obligations or if they refuse to accept delivery of power delivered thereunder or if they otherwise terminate such agreements prior to the expiration thereof, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. Furthermore, to the extent any of our power purchasers are, or are controlled by, governmental entities, our facilities may be subject to legislative or other political action that may impair their contractual performance.

A portion of the revenues under of the PPAs for the U.K. projects included in our initial portfolio for our solar energy projects are subject to price adjustments after a period of time. If the market price of electricity decreases and we are otherwise unable to negotiate more favorable pricing terms, our business, financial condition, results of operations and cash flows may be materially and adversely affected.

The PPAs for the U.K. projects included in our initial portfolio will have fixed-pricing for a specified period of time (typically five years), after which a portion of the contracted revenue is subject to an adjustment based on the current market price. While the PPAs with price adjustments specify a minimum price, the minimum price is significantly below the initial fixed price. A decrease in the market price of electricity, including lower prices for traditional fossil fuels, could result in a decrease in the pricing under such contracts if the fixed-price period has expired, unless we are able to negotiate more favorable pricing terms. We can offer no assurances that we will be able to negotiate more favorable pricing terms if the price of electricity decreases. Any decrease in the price payable to us under our PPAs could materially and adversely affect our business, financial condition, results of operations and cash flows.

Certain of the PPAs for power generation projects we may acquire will contain provisions that allow the offtake purchaser to terminate or buy out a portion of the project upon the occurrence of certain events. If these provisions are exercised and we are unable to enter into a PPA on similar terms, in the case of PPA termination, or find suitable replacement projects to invest in, in the case of a buyout, our cash available for distribution could materially decline.

Certain of the PPAs associated with projects we may acquire allow the offtake purchaser to purchase a portion of the applicable project from us. For example, in connection with the PPA for the CAP project, which is a Call Right Project; the off-taker has, under certain circumstances, the right to purchase up to 40% of the project equity from its holding company for approximately $23 million. If we were to acquire the CAP project and the purchaser subsequently exercises its right to purchase a portion of the project, we would need to reinvest the proceeds from the sale in one or more projects with similar economic attributes in order to maintain our cash available for distribution. Additionally, under the PPAs for the U.S. Distributed Generation Projects, off-takers have the option to either (i) purchase the applicable solar photovoltaic system, typically five to six years after the COD under such PPA and for a purchase price equal to the greater of a value specified in the contract or the fair market value of the project determined at the time of exercise of the purchase option or (ii) pay an early termination fee as specified in the contract, terminate the contract, and require the project company to remove the applicable solar photovoltaic system from the site. If we were unable to locate and acquire suitable replacement projects in a timely fashion it could have a material adverse effect on our results of operations and cash available for distribution.

Additionally, certain of the PPAs associated with projects we may acquire allow the offtake purchaser to terminate the PPA in the event certain operating thresholds or performance measures are not achieved within specified time periods. If we acquire a project with a PPA containing such a termination provision, we will be subject to the risk of counterparty termination based on such criteria. In addition, certain of the PPAs associated with distributed generation projects allow the offtaker to terminate the PPA by paying an early termination fee. Further, the PPA for the Regulus project, which is subject to the Support Agreement, permits the offtake purchaser to terminate the contract if construction is not completed by December 31, 2014. In the event a PPA for one or more of our projects is terminated under such provisions, it could materially and adversely affect our results of operations and cash available for distribution until we are able to replace the PPA on similar terms. We cannot provide any assurance that PPAs containing such provisions will not be terminated or, in the event of termination, we will be able to enter into a replacement PPA. Moreover, any replacement PPA may be on terms less favorable to us than the PPA that was terminated.

Most of our PPAs do not include inflation-based price increases.

In general, the PPAs that have been entered into for the projects in our initial portfolio and the Call Right Projects do not contain inflation-based price increase provisions. Certain of the countries in which we expect to have operations, or into which we may expand in the future, have in the past experienced high inflation. To the extent that the countries in which we conduct our business experience high rates of inflation, thereby increasing our operating costs in those countries, we may not be able to generate sufficient revenues to offset the effects of inflation, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

A material drop in the retail price of utility-generated electricity or electricity from other sources could increase competition for new PPAs.

We believe that an end-user’s decision to buy renewable energy from us is primarily driven by their desire to pay less for electricity. The end-user’s decision may also be affected by the cost of other renewable energy sources. Decreases in the retail prices of electricity supplied by utilities or other renewable energy sources would harm our ability to offer competitive pricing and could harm our ability to sign new customers. The price of electricity from utilities could decrease for a number of reasons, including:

•	the construction of a significant number of new power generation plants, including nuclear, coal, natural gas or renewable energy facilities;

•	the construction of additional electric transmission and distribution lines;

•	a reduction in the price of natural gas, including as a result of new drilling techniques or a relaxation of associated regulatory standards;

•	energy conservation technologies and public initiatives to reduce electricity consumption; and

•	the development of new renewable energy technologies that provide less expensive energy.

A reduction in utility retail electricity prices would make the purchase of solar energy less economically attractive. In addition, a shift in the timing of peak rates for utility-supplied electricity to a time of day when solar energy generation is less efficient could make solar energy less competitive and reduce demand. If the retail price of energy available from utilities were to decrease, we would be at a competitive disadvantage, we may be unable to attract new customers and our growth would be limited.

We are exposed to risks associated with the projects in our initial portfolio and the Call Right Projects that are newly constructed or are under construction.

Certain of the projects that will be included in our initial portfolio will be under construction at the time that we acquire them. We may experience delays or unexpected costs during the completion of construction of these projects, and if any project is not completed according to specification, we may incur liabilities and suffer reduced project efficiency, higher operating costs and reduced cash flows. Additionally, the remedies available to us under the applicable EPC contract may not sufficiently compensate us for unexpected costs and delays related to project construction. If we are unable to complete the construction of a project for any reason, we may not be able to recover our related investment. In addition, certain of the Call Right Projects are under construction and may not be completed on schedule or at all, in which case any such project would not be available for acquisition by us during the time frame we currently expect or at all. Since our primary growth strategy is the acquisition of new clean energy projects, including under the Support Agreement, a delay in our ability to acquire a Call Right Project could materially and adversely affect our expected growth.

In addition, each project under construction in the United Kingdom will not have a PPA until such project reaches COD. We cannot be certain that we will be able to enter into a PPA with respect to each of these projects in a timely manner or on terms favorable to us. Furthermore, the PPA for the Regulus Solar project in the United States, which is a Call Right Project, will terminate if construction is not completed by the end of 2014. If we are unable to timely enter into PPAs with respect to such projects under construction in the United Kingdom, or if the terms of the PPAs are less favorable than we currently expect, or if the construction of the Regulus Solar project is not completed in 2014 and the related PPA is terminated, our business, financial condition, results of operations and cash flows may be materially and adversely affected.

In addition, our expectations for the operating performance of newly constructed projects and projects under construction are based on assumptions and estimates made without the benefit of operating history. Projections contained in this prospectus regarding our ability to pay dividends to holders of our Class A common stock assume such projects perform to our expectations. However, the ability of these projects to meet our performance expectations is subject to the risks inherent in newly constructed power generation facilities and the construction of such facilities, including, but not limited to, degradation of equipment in excess of our expectations, system failures and outages. The failure of these facilities to perform as we expect could have a material adverse effect on our business, financial condition, results of operations and cash flows and our ability to pay dividends to holders of our Class A common stock.

Certain of our PPAs and project-level financing arrangements include provisions that would permit the counterparty to terminate the contract or accelerate maturity in the event our Sponsor ceases to own, directly or indirectly, a majority of our company.

Certain of our PPAs and project-level financing arrangements contain change in control provisions that provide the counterparty with a termination right or accelerate maturity in the event our Sponsor ceases to be the majority owner, directly or indirectly, of the applicable project subsidiary. As a result, if our Sponsor ceases to own a majority of Yieldco, the counterparties could terminate such contracts or accelerate maturity of such financing arrangement. The termination of any of our PPAs or acceleration of maturity of any of our project-level financing as a result of a change in control of Yieldco could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The growth of our business depends on locating and acquiring interests in additional attractive clean energy projects at favorable prices from our Sponsor and unaffiliated third parties.

Our primary business strategy is to acquire clean energy projects that are operational. We may also acquire in limited circumstances clean energy projects that are pre-operational. We intend to pursue opportunities to acquire projects from both our Sponsor and third parties. The following factors, among others, could affect the availability of attractive projects to grow our business:

•	competing bids for a project, including from companies that may have substantially greater capital and other resources than we do;

•	fewer third party acquisition opportunities than we expect, which could result from, among other things, available projects having less desirable economic returns or higher risk profiles than we believe suitable for our business plan and investment strategy;

•	our Sponsor’s failure to complete the development of (i) the Call Right Projects, which could result from, among other things, permitting challenges, failure to procure the requisite financing, equipment or interconnection, or an inability to satisfy the conditions to effectiveness of project agreements such as PPAs, and (ii) any of the other projects in its development pipeline in a timely manner, or at all, in either case, which could limit our acquisition opportunities under the Support Agreement; and

•	our failure to exercise our rights under the Support Agreement to acquire assets from our Sponsor.

Our acquisition strategy exposes us to substantial risks.

The acquisition of power generation assets is subject to substantial risks, including the failure to identify material problems during due diligence (for which we may not be indemnified post-closing), the risk of over-paying for assets (or not making acquisitions on an accretive basis), the ability to obtain or retain customers and, if the projects are in new markets, the risks of entering markets where we have limited experience. While we will perform our due diligence on prospective acquisitions, we may not be able to discover all potential operational deficiencies in such projects. The integration and consolidation of acquisitions requires substantial human, financial and other resources and may divert management’s attention from our existing business concerns, disrupt our ongoing business or not be successfully integrated. There can be no assurance that any future acquisitions will perform as expected or that the returns from such acquisitions will support the financing utilized to acquire them or maintain them. As a result, the consummation of acquisitions may have a material adverse effect on our business, financial condition, results of operations and cash flows and ability to pay dividends to holders of our Class A common stock.

Any of these factors could prevent us from executing our growth strategy or otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, the development of clean energy projects is a capital intensive, high-risk business that relies heavily on the availability of debt and equity financing sources to fund projected construction and other projected capital expenditures. As a result, in order to successfully develop a clean energy project, development companies, including our Sponsor, from which we may seek to acquire projects, must obtain at-risk funds sufficient to complete the development phase of their projects. We, on the other hand, must anticipate obtaining funds from equity or debt financing sources, including under our

Term Loan or Revolver, or from government grants in order to successfully fund and complete acquisitions of projects. Any significant disruption in the credit or capital markets, or a significant increase in interest rates, could make it difficult for our Sponsor or other development companies to successfully develop attractive projects as well as limit their ability to obtain project-level financing to complete the construction of a project we may seek to acquire. If our Sponsor or other development companies from which we seek to acquire projects are unable to raise funds when needed or if we or they are unable to secure adequate financing, the ability to grow our project portfolio may be limited, which could have a material adverse effect on our ability to implement our growth strategy and, ultimately, our business, financial condition, results of operations and cash flows.

We may not be able to effectively identify or consummate any future acquisitions on favorable terms, or at all. Additionally, even if we consummate acquisitions on terms that we believe are favorable, such acquisitions may in fact result in a decrease in cash available for distribution per Class A common share.

The number of acquisition opportunities for solar energy projects is limited. While our Sponsor will grant us the option to purchase the Call Right Projects and a right of first offer with respect to the ROFO Projects, we will compete with other companies for acquisition opportunities. This may increase our cost of making acquisitions or cause us to refrain from making acquisitions at all. Some of our competitors for acquisitions are much larger than us with substantially greater resources. These companies may be able to pay more for acquisitions and may be able to identify, evaluate, bid for and purchase a greater number of assets than our resources permit.

In addition, if we are unable to reach agreement with our Sponsor regarding the pricing of the Call Right Projects that have not yet been priced prior to our acquisition opportunities may be more limited than we currently expect. In addition, if our Sponsor’s development of new project slows, we also may have fewer opportunities to purchase projects from our Sponsor. If we are unable to identify and consummate future acquisitions, it will impede our ability to execute our growth strategy and limit our ability to increase the amount of dividends paid to holders of our Class A common stock.

Even if we consummate acquisitions that we believe will be accretive to cash available for distribution per share, those acquisitions may in fact result in a decrease in cash available for distribution per Class A common share as a result of incorrect assumptions in our evaluation of such acquisitions, unforeseen consequences or other external events beyond our control. Furthermore, if we consummate any future acquisitions, our capitalization and results of operations may change significantly, and stockholders will generally not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

New projects being developed that we may acquire may need governmental approvals and permits, including environmental approvals and permits, for construction and operation. Any failure to obtain necessary permits could adversely affect our growth.

The design, construction and operation of solar energy projects are highly regulated, require various governmental approvals and permits, including environmental approvals and permits, and may be subject to the imposition of related conditions that vary by jurisdiction. We cannot predict whether all permits required for a given project will be granted or whether the conditions associated with the permits will be achievable. The denial or loss of a permit essential to a project or the imposition of impractical conditions upon renewal could impair our ability to construct and operate a project. In addition, we cannot predict whether the permits will attract significant opposition or whether the permitting process will be lengthened due to complexities, legal claims or appeals. Delays in the review and permitting process for a project can impair or delay our ability to acquire a project or increase the cost such that the project is no longer attractive to us.

Our ability to grow and make acquisitions with cash on hand may be limited by our cash dividend policy.

As discussed in “Cash Dividend Policy,” our dividend policy is to distribute approximately     % of our cash available for distribution each quarter and to rely primarily upon external financing sources, including the issuance of debt and equity securities and, if applicable, borrowings under our Term Loan or our Revolver, to fund our acquisitions and growth capital expenditures. We may be precluded from pursuing otherwise attractive acquisitions if the projected short-term cash flow from the acquisition or investment is not adequate to service the capital raised to fund the acquisition or investment, after giving effect to our available cash reserves. See “Cash Dividend Policy—Our Ability to Grow our Business and Dividend.”

We intend to use a portion of the cash available for distribution generated by our project portfolio to pay regular quarterly cash dividends to holders of our Class A common stock. Our initial quarterly dividend will be set at $         per share of Class A common stock, or $         per share on an annualized basis. We established our initial quarterly dividend based upon a target payout ratio of approximately     % of projected annual cash available for distribution. As such, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional equity securities in connection with any acquisitions or growth capital expenditures, the payment of dividends on these additional equity securities may increase the risk that we will be unable to maintain or increase our per share dividend. There will be no limitations in our amended and restated certificate of incorporation (other than a specified number of authorized shares) on our ability to issue equity securities, including securities ranking senior to our common stock. The incurrence of bank borrowings or other debt by Yield Operating LLC or by our project-level subsidiaries to finance our growth strategy will result in increased interest expense and the imposition of additional or more restrictive covenants which, in turn, may impact the cash distributions we distribute to holders of our Class A common stock.

Our indebtedness could adversely affect our financial condition and ability to operate our business, including restricting our ability to pay cash dividends or react to changes in the economy or our industry.

As of December 31, 2013, after giving pro form effect to the Organizational Transactions, we would have had approximately $         million of indebtedness and an additional $         million available for future borrowings under our Revolver. Our substantial debt following the completion of this offering could have important negative consequences on our financial condition, including:

•	increasing our vulnerability to general economic and industry conditions;

•	requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to pay dividends to holders of our Class A common stock or to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	limiting our ability to enter into or receive payments under long-term power sales or fuel purchases which require credit support;

•	limiting our ability to fund operations or future acquisitions;

•	restricting our ability to make certain distributions with respect to our capital stock and the ability of our subsidiaries to make certain distributions to us, in light of restricted payment and other financial covenants in our credit facilities and other financing agreements;

•	exposing us to the risk of increased interest rates because certain of our borrowings, which may include borrowings under our Revolver, are at variable rates of interest;

•	limiting our ability to obtain additional financing for working capital, including collateral postings, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have less debt.

Our Revolver and Term Loan will contain financial and other restrictive covenants that limit our ability to return capital to stockholders or otherwise engage in activities that may be in our long-term best interests. Our inability to satisfy certain financial covenants could prevent us from paying cash dividends, and our failure to comply with those and other covenants could result in an event of default which, if not cured or waived, may entitle the related lenders to demand repayment or enforce their security interests, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, failure to comply with such covenants may entitle the related lenders to demand repayment and accelerate all such indebtedness.

The agreements governing our project-level financing contain financial and other restrictive covenants that limit our project subsidiaries’ ability to make distributions to us or otherwise engage in activities that may be in our long-term best interests. The project-level financing agreements generally prohibit distributions from the project entities to us unless certain specific conditions are met, including the satisfaction of certain financial ratios. Our inability to satisfy certain financial covenants may prevent cash distributions by the particular project(s) to us and our failure to comply with those and other covenants could result in an event of default which, if not cured or waived may entitle the related lenders to demand repayment or enforce their security interests, which could have a material adverse effect on our business, results of operations and financial condition. In addition, failure to comply with such covenants may entitle the related lenders to demand repayment and accelerate all such indebtedness. If we are unable to make distributions from our project-level subsidiaries, it would likely have a material adverse effect on our ability to pay dividends to holders of our Class A common stock.

If our subsidiaries default on their obligations under their project-level indebtedness, we may decide to make payments to lenders to prevent foreclosure on the collateral securing the project-level debt. If we are unable to or decide not to make such payments, we would lose certain of our solar energy projects upon foreclosure.

Our subsidiaries incur, and we expect will in the future incur, various types of project-level indebtedness. Non-recourse debt is repayable solely from the applicable project’s revenues and is secured by the project’s physical assets, major contracts, cash accounts and, in many cases, our ownership interest in the project subsidiary. Limited recourse debt is debt where we have provided a limited guarantee, and recourse debt is debt where we have provided a full guarantee, which means if our subsidiaries default on these obligations, we will be liable directly to those lenders, although in the case of limited recourse debt only to the extent of our limited recourse obligations. To satisfy these obligations, we may be required to use amounts distributed by our other subsidiaries as well as other sources of available cash, reducing our cash available to execute our business plan and pay dividends to holders of our Class A common stock. In addition, if our subsidiaries default on their obligations under non-recourse financing agreements, we may decide to make payments to prevent the lenders of these subsidiaries from foreclosing on the relevant collateral. Such a foreclosure could result in our losing our ownership interest in the subsidiary or in some or all of its assets. The loss of our ownership interest in one or more of our subsidiaries or some or all of their assets could have a material adverse effect on our business, financial condition, results of operations and cash flow.

If we are unable to renew letter of credit facilities that we may enter into in the future, our business, financial condition, results of operations and cash flows may be materially adversely affected.

In the future we may enter into letter of credit facilities to support project-level contractual obligations. These letter of credit facilities generally will need to be renewed after five to seven years, at which time we will need to satisfy applicable financial ratios and covenants. If we are unable to renew our letters of credit as expected or if we are only able to replace them with letters of credit under different facilities on less favorable terms, we may experience a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, the inability to provide letters of credit may constitute a default under certain project-level financing arrangements, restrict the ability of the project-level subsidiary to make distributions to us and/or reduce the amount of cash available at such subsidiary to make distributions to us.

Our ability to raise additional capital to fund our operations may be limited.

Our ability to arrange additional financing, either at the corporate level or at a non-recourse project-level subsidiary, may be limited. Additional financing, including the costs of such financing, will be dependent on numerous factors, including:

•	general economic and capital market conditions;

•	credit availability from banks and other financial institutions;

•	investor confidence in us, our partners, our Sponsor, as our principal stockholder (on a combined voting basis), and manager under the Management Services Agreement, and the regional wholesale power markets;

•	our financial performance and the financial performance of our subsidiaries;

•	our level of indebtedness and compliance with covenants in debt agreements;

•	maintenance of acceptable project credit ratings or credit quality;

•	cash flow; and

•	provisions of tax and securities laws that may impact raising capital.

We may not be successful in obtaining additional financing for these or other reasons. Furthermore, we may be unable to refinance or replace project-level financing arrangements or other credit facilities on favorable terms or at all upon the expiration or termination thereof. Our failure, or the failure of any of our projects, to obtain additional capital or enter into new or replacement financing arrangements when due may constitute a default under such existing indebtedness and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to generate revenue from certain utility solar energy projects depends on having interconnection arrangements and services.

Our future success will depend, in part, on our ability to maintain satisfactory interconnection agreements. If the interconnection or transmission agreement of a solar energy project is terminated for any reason, we may not be able to replace it with an interconnection and transmission arrangement on terms as favorable as the existing arrangement, or at all, or we may experience significant delays or costs in connection with securing a replacement. If a network to which one or more of the solar energy projects is connected experiences “down time,” the affected project may lose revenue and be exposed to non-performance penalties and claims from its customers. These may include claims for damages incurred by customers, such as the additional cost of acquiring alternative electricity supply at then-current spot market rates. The owners of the network will not usually compensate electricity generators for lost income due to down time. These factors could materially affect our ability to forecast operations and negatively affect our business, results of operations, financial condition and cash flow.

We rely on electric interconnection and transmission facilities that we do not own or control and that are subject to transmission constraints within a number of our regions. If these facilities fail to provide us with adequate transmission capacity, we may be restricted in our ability to deliver electric power to our customers and we may incur additional costs or forego revenues.

For our utility-scale projects we depend on electric transmission facilities owned and operated by others to deliver the wholesale power we generate to our customers. A failure or delay in the operation or development of these transmission facilities or a significant increase in the cost of the development of such facilities could result in our losing revenues. Such failures or delays could limit the amount of power our operating facilities deliver or delay the completion of our construction projects. Additionally, such failures, delays or increased costs could have a material adverse effect on our business, financial condition and results of operations. If a region’s power transmission infrastructure is inadequate, our recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have a sufficient incentive to invest in expansion of transmission infrastructure. We also cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets. In addition, certain of our operating facilities’ generation of electricity may be curtailed without compensation due to transmission limitations or limitations on the electricity grid’s ability to accommodate intermittent electricity generating sources, reducing our revenues and impairing our ability to capitalize fully on a particular facility’s generating potential. Such curtailments could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, economic congestion on transmission networks in certain of the markets in which we operate may occur and we may be deemed responsible for congestion costs. If we were liable for such congestion costs, our financial results could be adversely affected.

We face competition from traditional and renewable energy companies.

The solar energy industry is highly competitive and continually evolving as market participants strive to distinguish themselves within their markets and compete with large incumbent utilities and new market entrants. We believe that our primary competitors are the traditional incumbent utilities that supply energy to our potential customers under highly regulated rate and tariff structures. We compete with these traditional utilities primarily based on price, predictability of price, and the ease by which customers can switch to electricity generated by our solar energy systems. If we cannot offer compelling value to our customers based on these factors, then our business will not grow. Traditional utilities generally have substantially greater financial, technical, operational and other resources than we do. As a result of their greater size, these competitors may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Traditional utilities could also offer other value-added products or services that could help them to compete with us even if the cost of electricity they offer is higher than ours. In addition, a majority of traditional utilities’ sources of electricity is non-solar, which may allow them to sell electricity more cheaply than electricity generated by our solar energy systems.

We also face risks that traditional utilities could change their rate and tariff structures to make solar energy less attractive. Currently, net metering programs are utilized in 43 states to support the growth of solar energy generation by requiring traditional utilities to reimburse home and business owners at retail rates for the electricity they send to a grid. These net metering policies have generated controversy recently because solar owners escape most of the infrastructure surcharges that are part of other electricity users’ bills. To address those concerns and to allow traditional utilities to cover their transmission and distribution fixed charges, at least one state, Arizona, has allowed its largest traditional utility, Arizona Public Service, to assess a surcharge on solar owners for their use of the grid, based on how much electricity they use. This surcharge will reduce returns for the electricity that solar owners’ systems produce. These types of changes could be implemented by traditional utilities in the other 43 states throughout the United States that utilize net-metering programs, and could significantly change the cost of solar energy.

We also face competition in the energy efficiency evaluation and upgrades market and we expect to face competition in additional markets as we introduce new energy-related products and services. As the solar industry grows and evolves, we will also face new competitors who are not currently in the market. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors will limit our growth and will have a material adverse effect on our business and prospects.

There are a limited number of purchasers of utility-scale quantities of electricity, which exposes us and our utility-scale projects to additional risk.

Since the transmission and distribution of electricity is either monopolized or highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility-scale quantities of electricity in a given geographic location, including transmission grid operators, state and investor-owned power companies, public utility districts and cooperatives. As a result, there is a concentrated pool of potential buyers for electricity generated by our plants and projects, which may restrict our ability to negotiate favorable terms under new PPAs and could impact our ability to find new customers for the electricity generated by our generation facilities should this become necessary. Furthermore, if the financial condition of these utilities and/or power purchasers deteriorated or the Renewable Portfolio Standard, or “RPS,” climate change programs or other regulations to which they are currently subject and that compel them to source renewable energy supplies change, demand for electricity produced by our plants could be negatively impacted. In addition, provisions in our power sale arrangements may provide for the curtailment of delivery of electricity for various reasons, including to prevent damage to transmission systems, for system emergencies, force majeure or for economic reasons. Such curtailment would reduce revenues to us from power sale arrangements. If we cannot enter into power sale arrangements on terms favorable to us, or at all, or if the purchaser under our power sale arrangements were to exercise its curtailment or other rights to reduce purchases or payments under such arrangements, our revenues and our decisions regarding development of additional projects may be adversely affected.

A significant deterioration in the financial performance of the retail industry could materially adversely affect our distributed generation business.

The financial performance of our distributed generation business depends in part upon the continued viability and financial stability of our customers in the retail industry, such as medium and large independent retailers and distribution centers. If the retail industry is materially and adversely affected by an economic downturn, increase in inflation or other factors, one or more of our largest customers could encounter financial difficulty, and possibly, bankruptcy. If one or more of our largest customers were to encounter financial difficulty or declare bankruptcy, they may reduce their power purchase agreement payments to us or stop them altogether. Any interruption or termination in payments by our customers would result in less cash being paid to the special purpose legal entities we establish to finance our projects, which could adversely affect the entities’ ability to make lease payments to the financing parties which are the legal owners of many of our solar energy systems or to pay our lenders in the case of the solar energy systems that we own. In such a case, the amount of distributable cash held by the entities would decrease, adversely affecting the cash flows we receive from such entities. In addition, our ability to finance additional new projects with PPAs from such customers would be adversely affected, undermining our ability to grow our business. Any reduction or termination of payments by one or more of our principal distributed generation customers could have a material adverse effect on our business, financial condition and results of operations.

The generation of electric energy from solar energy sources depends heavily on suitable meteorological conditions. If solar conditions are unfavorable, our electricity generation, and therefore revenue from our renewable generation facilities using our systems, may be substantially below our expectations.

The electricity produced and revenues generated by a solar electric generation facility are highly dependent on suitable solar conditions and associated weather conditions, which are beyond our control. Furthermore, components of our system, such as solar panels and inverters, could be damaged by severe weather, such as hailstorms or tornadoes. We generally will be obligated to bear the expense of repairing the damaged solar energy systems that we own, and replacement and spare parts for key components may be difficult or costly to acquire or may be unavailable. Unfavorable weather and atmospheric conditions could impair the effectiveness of our assets or reduce their output beneath their rated capacity or require shutdown of key equipment, impeding operation of our solar assets and our ability to achieve forecasted revenues and cash flows. Sustained unfavorable weather could also unexpectedly delay the installation of solar energy systems, which could result in a delay in us acquiring new projects or increase the cost of such projects.

We base our investment decisions with respect to each solar energy facility on the findings of related solar studies conducted on-site prior to construction or based on historical conditions at existing facilities. However, actual climatic conditions at a facility site may not conform to the findings of these studies and therefore, our solar energy facilities may not meet anticipated production levels or the rated capacity of our generation assets, which could adversely affect our business, financial condition and results of operations and cash flows.

While we currently own only solar energy projects, in the future we may decide to expand our acquisition strategy to include other types of energy or transmission projects. To the extent that we expand our operations to include new business segments, our business operations may suffer from a lack of experience, which may materially and adversely affect our business, financial condition, results of operations and cash flows.

We have limited experience in non-solar energy generation operations. As a result of this lack of experience, we may be prone to errors if we expand our projects beyond solar energy. We lack the technical training and experience with developing, starting or operating non-solar generation facilities. With no direct training or experience in these areas, our management may not be fully aware of the many specific requirements related to working in industries beyond solar energy generation. Additionally, we may be exposed to increased operating costs, unforeseen liabilities or risks, and regulatory and environmental concerns associated with entering new sectors of the power generation industry, which could have an adverse impact on our business as well as place us at a competitive disadvantage relative to more established non-solar energy market participants. In addition, such ventures could require a disproportionate amount of our management’s attention and resources. Our operations, earnings and ultimate financial success could suffer irreparable harm due to our management’s lack of experience in these industries. We may rely, to a certain extent, on the expertise and experience of industry consultants and we may have to hire additional experienced personnel to assist us with our operations. We can offer no assurance that if we expand our business beyond solar energy generation, we will be able to effectively develop new non-solar projects and achieve our targeted financial goals.

Operation of power generation facilities involves significant risks and hazards that could have a material adverse effect on our business, financial condition, results of operations and cash flows. We may not have adequate insurance to cover these risks and hazards.

The ongoing operation of our facilities involves risks that include the breakdown or failure of equipment or processes or performance below expected levels of output or efficiency due to wear and tear, latent defect, design error or operator error or force majeure events, among other things. Operation of our facilities also involves risks that we will be unable to transport our product to our customers in an efficient manner due to a lack of transmission capacity. Unplanned outages of generating units, including extensions of scheduled outages, occur from time to time and are an inherent risk of our business. Unplanned outages typically increase our operation and maintenance expenses and may reduce our revenues as a result of generating and selling less power or require us to incur significant costs as a result of obtaining replacement power from third parties in the open market to satisfy our forward power sales obligations.

Our inability to operate our solar energy assets efficiently, manage capital expenditures and costs and generate earnings and cash flow from our asset-based businesses could have a material adverse effect on our business, financial condition, results of operations and cash flows. While we maintain insurance, obtain warranties from vendors and obligate contractors to meet certain performance levels, the proceeds of such insurance, warranties or performance guarantees may not cover our lost revenues, increased expenses or liquidated damages payments should we experience equipment breakdown or non-performance by contractors or vendors.

Power generation involves hazardous activities, including delivering electricity to transmission and distribution systems. In addition to natural risks such as earthquake, flood, lightning, hurricane and wind, other hazards, such as fire, explosion, structural collapse and machinery failure are inherent risks in our operations. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. The occurrence of any one of these events may result in our being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties. We maintain an amount of insurance protection that we consider adequate but we cannot provide any assurance that our insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject. Furthermore, our insurance coverage is subject to deductibles, caps, exclusions and other limitations. A loss for which we are not fully insured could have a material adverse effect on our business, financial condition, results of operations or cash flows. Further, due to rising insurance costs and changes in the insurance markets, we cannot provide any assurance that our insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Any losses not covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business is subject to substantial governmental regulation and may be adversely affected by changes in laws or regulations, as well as liability under, or any future inability to comply with, existing or future regulations or other legal requirements.

Our business will be subject to extensive United States federal, state and local laws and regulations. Compliance with the requirements under these various regulatory regimes may cause us to incur significant additional costs, and failure to comply with such requirements could result in the shutdown of the non-complying facility, the imposition of liens, fines and/or civil or criminal liability.

All of our United States assets in the Initial Asset Transfers are “Qualifying Facilities,” as defined under the Public Utility Regulatory Policies Act of 1978, as amended, or “PURPA,” and therefore both us and these asset’s operating companies are exempt from certain regulations under the Federal

Power Act, or the “FPA,” and the Public Utility Holding Company Act of 2005, or “PUHCA,” as administered by the FERC. If a facility fails to maintain its status as a Qualifying Facility or there are legislative or regulatory changes revoking or limiting the exemptions for Qualifying Facilities from regulation under the FPA or PUHCA, then we may be subject to significant regulatory requirements under the FPA, or accounting, record-keeping, access to books and records and reporting requirements under PUHCA, and failure to comply with such requirements could result in the imposition of penalties and additional compliance obligations as discussed further in “Business—Regulatory Matters,” while the Qualifying Facility status of our U.S. assets exempts them, their operating companies and us from most FERC regulations, certain investors may require FERC approval under the FPA prior to acquiring a direct and/or indirect voting interest in 10% or more of our issued and outstanding voting securities, whether through this offering or through a subsequent offering by us or SunEdison, on the open market, or otherwise.

Substantially all of our solar generation assets in the United States are also subject to the reliability standards of the North American Electric Reliability Corporation. If we fail to comply with the mandatory reliability standards, we could be subject to sanctions, including substantial monetary penalties and increased compliance obligations.

The regulatory environment for electric generation has undergone significant changes in the last several years due to state and federal policies affecting the wholesale and retail power markets and the creation of incentives for the addition of large amounts of new renewable generation, demand response resources and, in some cases, transmission assets. These changes are ongoing and we cannot predict the future design of the wholesale and retail power markets or the ultimate effect that the changing regulatory environment will have on our business. In addition, in some of these markets, interested parties have proposed material market design changes, including the elimination of a single clearing price mechanism, as well as proposals to re-regulate the markets or require divestiture of electric generation assets by asset owners or operators to reduce their market share. Other proposals to re-regulate may be made and legislative or other attention to the electric power market restructuring process may delay or reverse the deregulation process. If competitive restructuring of the electric power markets is reversed, discontinued or delayed, our business prospects and financial results could be negatively impacted.

Laws and governmental regulations and policies supporting renewable energy, and specifically solar energy, could change at any time, including as a result of new political leadership, and such changes may materially adversely affect our business and our growth strategy.

Renewable generation assets currently benefit from various federal, state and local governmental incentives such as investment tax credits, or “ITCs,” cash grants in lieu of ITCs, loan guarantees, RPS programs, renewable obligation certificate, levy exemption certificate, modified accelerated cost-recovery system of depreciation and bonus depreciation. For example, the United States Internal Revenue Code of 1986, as amended, or the “Code,” provides an ITC of 30% of the cost-basis of an eligible resource, including solar energy facilities placed in service prior to the end of 2016, which percentage is currently scheduled to be reduced to 10% for solar energy systems placed in service after December 31, 2016. The United States Congress could replace the expected 10% ITC with an untested production tax credit of an unknown percentage. Any reduction in the ITC could materially and adversely affect our business, financial condition, results of operations and cash flows.

Many states have adopted RPS programs mandating that a specified percentage of electricity sales come from eligible sources of renewable energy. However, the regulations that govern the RPS programs, including pricing incentives for renewable energy, or reasonableness guidelines for pricing that increase valuation compared to conventional power (such as a projected value for carbon reduction or consideration of avoided integration costs), may change. If the RPS requirements are reduced or eliminated, it could lead to fewer future power contracts or lead to lower prices for the sale of power in future power contracts, which could have a material adverse effect on our future growth prospects. Such material adverse effects may result from decreased revenues, reduced economic returns on certain project company investments, increased financing costs and/or difficulty obtaining financing.

In addition, governmental regulations and policies could be changed to provide for new rate programs that undermine the economic returns for both new and existing distributed solar assets by charging additional, non-negotiable fixed or demand charges or other fees or reductions in the number of projects allowed under net metering policies. Our business could also be subject to new and burdensome interconnection processes, delays and upgrade costs or local permit and site restrictions.

If any of the laws or governmental regulations or policies that support renewable energy, including solar energy, change, or if we are subject to new and burdensome laws or regulations, such changes may have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have a limited operating history and as a result there is no assurance we can operate on a profitable basis.

We have a relatively new portfolio of assets, including several projects that have only recently commenced operations or that we expect will commence operations prior to the end of 2015, and a limited operating history on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of operation, particularly in a rapidly evolving industry such as ours. We cannot assure you that we will be successful in addressing the risks we may encounter, and our failure to do so could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our Sponsor, as well as third parties with whom we have signed letters of intent or acquisition agreements, may incur additional costs or delays in completing the construction of certain generation facilities, which could materially adversely affect our growth strategy.

As of the date of this prospectus, a number of solar energy projects that we intend to acquire are under construction. Our growth strategy is dependent to a significant degree on acquiring new solar energy projects from our Sponsor and third parties. Our Sponsor’s or such third parties’ failure to complete the projects that are currently under construction at projected costs, in a timely manner, or at all, could have a material adverse effect on our growth strategy, since we could not acquire such projects at the projected prices or dates, or at all. The construction of solar energy facilities involves many risks including:

•	delays in obtaining, or the inability to obtain, necessary permits and licenses;

•	delays and increased costs related to the interconnection of new generation facilities to the transmission system;

•	the inability to acquire or maintain land use and access rights;

•	the failure to receive contracted third party services;

•	interruptions to dispatch at our facilities;

•	supply interruptions;

•	work stoppages;

•	labor disputes;

•	weather interferences;

•	unforeseen engineering, environmental and geological problems;

•	unanticipated cost overruns in excess of budgeted contingencies;

•	failure of contracting parties to perform under contracts, including engineering, procurement and construction contractors; and

•	operations and maintenance costs not covered by warranties or that occur following expiration of warranties.

Any of these risks could cause a delay in the completion of projects under development, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Maintenance, expansion and refurbishment of power generation facilities involve significant risks that could result in unplanned power outages or reduced output.

Our facilities may require periodic upgrading and improvement. Any unexpected operational or mechanical failure, including failure associated with breakdowns and forced outages, and any decreased operational or management performance, could reduce our facilities’ generating capacity below expected levels, reducing our revenues and jeopardizing our ability to pay dividends to holders of our Class A common stock at forecasted levels or at all. Degradation of the performance of our solar facilities above levels provided for in the related PPAs may also reduce our revenues. Unanticipated capital expenditures associated with maintaining, upgrading or repairing our facilities may also reduce profitability.

We may also choose to, refurbish or upgrade our facilities based on our assessment that such activity will provide adequate financial returns. Such facilities require time for development and capital expenditures before COD, and key assumptions underpinning a decision to make such an investment may prove incorrect, including assumptions regarding construction costs, timing, available financing and future power prices. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our Sponsor and other developers of solar energy projects depend on a limited number of suppliers of solar panels, inverters, modules and other system components. Any shortage, delay or component price change from these suppliers could result in construction or installation delays, which could affect the number of solar projects we are able to acquire in the future.

Our solar projects are constructed with solar panels, inverters, modules and other system components from a limited number of suppliers, making us susceptible to quality issues, shortages and price changes. If our Sponsor and third parties from whom we may acquire solar projects or other clean power generation projects in the future fail to develop, maintain and expand relationships with these or other suppliers, or if they fail to identify suitable alternative suppliers in the event of a disruption with existing suppliers, the construction or installation of new solar energy projects or other clean power generation projects may be delayed or abandoned, which would reduce the number of available projects that we may have the opportunity to acquire in the future.

There have also been periods of industry-wide shortage of key components, including solar panels, in times of rapid industry growth. The manufacturing infrastructure for some of these components has a long lead time, requires significant capital investment and relies on the continued availability of key commodity materials, potentially resulting in an inability to meet demand for these components. In addition, the United States government has imposed tariffs on solar cells manufactured in China. Based on determinations by the United States government, the applicable anti-dumping tariff rates range from approximately 8%-239%. To the extent that United States market participants experience harm from Chinese pricing practices, an additional tariff of approximately 15%-16% will be applied. If our Sponsor or other unaffiliated third parties purchase solar panels containing cells manufactured in China, our purchase price for projects would reflect the tariff penalties mentioned above. A shortage of key commodity materials could also lead to a reduction in the number of projects that we may have the opportunity to acquire in the future, or delay or increase the costs of acquisitions.

We may incur unexpected expenses if the suppliers of components in our solar energy projects default in their warranty obligations.

The solar panels, inverters, modules and other system components utilized in our solar energy projects are generally covered by manufacturers’ warranties, which typically range from 5 to 20 years. In the event any such components fail to operate as required, we may be able to make a claim against the applicable warranty to cover all or a portion of the expense associated with the faulty component. However, these suppliers could cease operations and no longer honor the warranties, which would leave us to cover the expense associated with the faulty component. Our business, financial condition, results of operations and cash flows could be materially adversely affected if we cannot make claims under warranties covering our projects.

We are subject to environmental, health and safety laws and regulations and related compliance expenditures and liabilities.

Our assets are subject to numerous and significant federal, state, local and foreign laws, including statutes, regulations, guidelines, policies, directives and other requirements governing or relating to, among other things: protection of wildlife, including threatened and endangered species and their habitat; air emissions; discharges into water; water use; the storage, handling, use, transportation and distribution of dangerous goods and hazardous, residual and other regulated materials, such as chemicals; the prevention of releases of hazardous materials into the environment; the prevention, investigation, monitoring and remediation of hazardous materials in soil and groundwater, both on and offsite; land use and zoning matters; and workers’ health and safety matters. Our facilities could experience incidents, malfunctions and other unplanned events, such as spills of hazardous materials that may result in personal injury, penalties and property damage. In addition, certain environmental laws may result in liability, regardless of fault, concerning contamination at a range of properties, including properties currently or formerly owned, leased or operated by us and properties where we disposed of, or arranged for disposal of, waste. As such, the operation of our facilities carries an inherent risk of environmental, health and safety liabilities (including potential civil actions, compliance or remediation orders, fines and other penalties), and may result in the assets being involved from time to time in administrative and judicial proceedings relating to such matters. While we have implemented environmental, health and safety management programs designed to continually improve environmental, health and safety performance, we cannot assure you that such liabilities, as well as the costs for complying with environmental laws and regulations, will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks that are beyond our control, including but not limited to acts of terrorism or related acts of war, natural disasters, hostile cyber intrusions, theft or other catastrophic events, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our solar energy generation facilities that we acquired in the Initial Asset Transfers or those that we otherwise acquire in the future, including the Call Right Projects and any ROFO Projects, and the

properties of unaffiliated third parties on which they may be located may be targets of terrorist activities, as well as events occurring in response to or in connection with them, that could cause environmental repercussions and/or result in full or partial disruption of the facilities’ ability to generate, transmit, transport or distribute electricity or natural gas. Strategic targets, such as energy-related facilities, may be at greater risk of future terrorist activities than other domestic targets. Hostile cyber intrusions, including those targeting information systems as well as electronic control systems used at the generating plants and for the related distribution systems, could severely disrupt business operations and result in loss of service to customers, as well as create significant expense to repair security breaches or system damage.

Furthermore, certain of the projects that we acquired in the Initial Asset Transfers or the Call Right Projects are located in active earthquake zones in California and Arizona, and our Sponsor and unaffiliated third parties from whom we may seek to acquire projects in the future may conduct operations in the same region or in other locations that are susceptible to natural disasters. The occurrence of a natural disaster, such as an earthquake, drought, flood or localized extended outages of critical utilities or transportation systems, or any critical resource shortages, affecting us, SunEdison or third parties from whom we may seek to acquire projects in the future, could cause a significant interruption in our business, damage or destroy our facilities or those of our suppliers or the manufacturing equipment or inventory of our suppliers.

Additionally, certain of our power generation assets and equipment are at risk for theft and damage. Although theft of equipment is rare, its occurrence can be significantly disruptive to our operations. For example, because we utilize copper wire as an essential component in our electricity generation and transportation infrastructure, we are at risk for copper wire theft, especially at our international projects, due to an increased demand for copper in the United States and internationally. Theft of copper wire or solar panels can cause significant disruption to our operations for a period of months and can increase the operating losses of those locations.

Any such terrorist acts, environmental repercussions or disruptions, natural disasters or theft incidents could result in a significant decrease in revenues or significant reconstruction, remediation or replacement costs, beyond what could be recovered through insurance policies, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

International operations subject us to political and economic uncertainties.

Our initial portfolio will consist of solar projects located in the United States, its unincorporated territories and the United Kingdom. We intend to rapidly expand and diversify our initial project portfolio by acquiring utility scale and distributed clean generation assets located in the United States, Canada, Chile and the United Kingdom. As a result, our activities are subject to significant political and economic uncertainties that may adversely affect our operating and financial performance. These uncertainties include, but are not limited to:

•	the risk of a change in renewable power pricing policies, possibly with retroactive effect;

•	measures restricting the ability of our facilities to access the grid to deliver electricity at certain times or at all;

•	the macroeconomic climate and levels of energy consumption in the countries where we have operations;

•	the comparative cost of other sources of energy;

•	changes in taxation policies and/or the regulatory environment in the countries in which we have operations, including reductions to renewable power incentive programs;

•	the imposition of currency controls and foreign exchange rate fluctuations;

•	high rates of inflation;

•	protectionist and other adverse public policies, including local content requirements, import/export tariffs, increased regulations or capital investment requirements;

•	changes to land use regulations and permitting requirements;

•	difficulty in timely identifying, attracting and retaining qualified technical and other personnel;

•	difficulty competing against competitors who may have greater financial resources and/or a more effective or established localized business presence;

•	difficulty in developing any necessary partnerships with local businesses on commercially acceptable terms; and

•	being subject to the jurisdiction of courts other than those of the United States, which courts may be less favorable to us.

These uncertainties, many of which are beyond our control, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may expand our international operations into countries where we currently have no presence, which would subject us to risks that may be specific to those new markets.

Since solar energy generation is in its early stages and changing and developing rapidly, we could decide to expand into other international markets. Risks inherent in an expansion of international operations into new markets include the following:

•	inability to work successfully with third parties having local expertise to develop and construct projects and operate plants;

•	restrictions on repatriation of earnings and cash;

•	multiple, conflicting and changing laws and regulations, including those relating to export and import, the power market, tax, the environment, labor and other government requirements, approvals, permits and licenses;

•	difficulties in enforcing agreements in foreign legal systems;

•	changes in general economic and political conditions, including changes in government-regulated rates and incentives relating to solar energy generation;

•	political and economic instability, including wars, acts of terrorism, political unrest, boycotts, sanctions and other business restrictions;

•	difficulties with, and extra-normal costs of, recruiting and retaining local individuals skilled in international business operations;

•	international business practices that may conflict with other customs or legal requirements to which we are subject, including anti-bribery and anti-corruption laws;

•	risk of nationalization or other expropriation of private enterprises and land;

•	financial risks, such as longer sales and payment cycles and greater difficulty collecting accounts receivable;

•	fluctuations in currency exchange rates;

•	high rates of inflation;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	inability to locate adequate capital funding on attractive terms and conditions.

Doing business in new international markets, particularly emerging markets such as Chile, will require us to be able to respond to rapid changes in the particular market, legal and political conditions in these countries. While we have gained significant experience from our international operations to date, we may not be able to timely develop and implement policies and strategies that will be effective in each international jurisdiction where we may decide to conduct business.

Changes in foreign withholding taxes could adversely affect our results of operations.

We will conduct a portion of our operations in Canada, the United Kingdom and Chile, and may in the future expand our business into other foreign countries. We are subject to risks that foreign countries may impose additional withholding taxes or otherwise tax our foreign income. Currently, distributions of earnings and other payments, including interest, to us from our foreign projects could constitute ordinary dividend income taxable to the extent of our earnings and profits, which may be subject to withholding taxes imposed by the jurisdiction in which such entities are formed or operating. Any such withholding taxes will reduce the amount of after-tax cash we can receive. If those withholding taxes are increased, the amount of after-tax cash we receive will be further reduced.

We are exposed to foreign currency exchange risks because certain of our solar energy projects are located in foreign countries.

We generate a portion of our revenues and incur a portion of our expenses in currencies other than United States dollars. Changes in economic or political conditions in any of the countries in which we operate could result in exchange rate movement, new currency or exchange controls or other restrictions being imposed on our operations or expropriation. Because our financial results are reported in United States dollars, if we generate revenue or earnings in other currencies, the translation of those results into United States dollars can result in a significant increase or decrease in the amount of those revenues or earnings. To the extent that we are unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on our profitability. Our debt service requirements are primarily in United States dollars even though a percentage of our cash flow is generated in other foreign currencies and therefore significant changes in the value of such foreign currencies relative to the United States dollar could have a material adverse effect on our financial condition and our ability to meet interest and principal payments on United States dollar denominated debt. In addition to currency translation risks, we incur currency transaction risks whenever we or one of our projects enter into a purchase or sales transaction using a currency other than the local currency of the transacting entity.

Given the volatility of exchange rates, we cannot assure you that we will be able to effectively manage our currency transaction and/or translation risks. It is possible that volatility in currency exchange rates will have a material adverse effect on our financial condition or results of operations. We expect to experience economic losses and gains and negative and positive impacts on earnings as a result of foreign currency exchange rate fluctuations, particularly as a result of changes in the value of the Canadian Dollar and other currencies. We expect that the portion of our revenues denominated in non- United States dollar currencies will continue to increase in future periods.

Additionally, although a portion of our revenues and expenses are denominated in foreign currency, we will pay dividends to holders of our Class A common stock in United States dollars. The amount of United States dollar denominated dividends paid to our holders of our Class A common stock will therefore be exposed to currency exchange rate risk. Although we intend to enter into hedging arrangements to help mitigate some of this exchange rate risk, there can be no assurance that these arrangements will be sufficient. Changes in the foreign exchange rates could have a material adverse effect on our results of operations and may adversely affect the amount of cash dividends paid by us to holders of our Class A common stock.

Our international operations require us to comply with anti-corruption laws and regulations of the United States government and various non-U.S. jurisdictions.

Doing business in multiple countries requires us and our subsidiaries to comply with the laws and regulations of the United States government and various non-U.S. jurisdictions. Our failure to comply with these rules and regulations may expose us to liabilities. These laws and regulations may apply to us, our subsidiaries, individual directors, officers, employees and agents, and those of our Sponsor, and may restrict our operations, trade practices, investment decisions and partnering activities. In particular, our non-U.S. operations are subject to United States and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act of 1977, or the “FCPA.” The FCPA prohibits United States companies and their officers, directors, employees and agents acting on their behalf from corruptly offering, promising, authorizing or providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. As part of our business, we deal with state-owned business enterprises, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. As a result, business dealings between our or our Sponsor’s employees and any such foreign official could expose our company to the risk of violating anti-corruption laws even if such business practices may be customary or are not otherwise prohibited between our company and a private third party. Violations of these legal requirements are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts as well as other remedial measures. We have established policies and procedures designed to assist us and our personnel in complying with applicable United States and non-U.S. laws and regulations; however, we cannot assure you that these policies and procedures will completely eliminate the risk of a violation of these legal requirements, and any such violation (inadvertent or otherwise) could have a material adverse effect on our business, financial condition and results of operations.

In the future, we may acquire certain assets in which we have limited control over management decisions and our interests in such assets may be subject to transfer or other related restrictions.

We may seek to acquire additional assets in the future in which we own less than a majority of the related interests in the assets. In these investments, we will seek to exert a degree of influence with respect to the management and operation of assets in which we own less than a majority of the interests by negotiating to obtain positions on management committees or to receive certain limited governance rights, such as rights to veto significant actions. However, we may not always succeed in such negotiations, and we may be dependent on our co-venturers to operate such assets. Our co-venturers may not have the level of experience, technical expertise, human resources management and other attributes necessary to operate these assets optimally. In addition, conflicts of interest may arise in the future between us and our stockholders, on the one hand, and our co-venturers, on the other hand, where our co-venturers’ business interests are inconsistent with our interests and those of our stockholders. Further, disagreements or disputes between us and our co-venturers could result in litigation, which could increase our expenses and potentially limit the time and effort our officers and directors are able to devote to our business.

The approval of co-venturers also may be required for us to receive distributions of funds from assets or to sell, pledge, transfer, assign or otherwise convey our interest in such assets, or for us to acquire our Sponsor’s interests in such co-ventures as an initial matter. Alternatively, our co-venturers may have rights of first refusal or rights of first offer in the event of a proposed sale or transfer of our interests in such assets. These restrictions may limit the price or interest level for our interests in such assets, in the event we want to sell such interests.

Certain PPAs signed in connection with our utility-scale business are subject to public utility commission approval, and such approval may not be obtained or may be delayed.

As a solar energy provider in the United States, the PPAs associated with our utility-scale projects are generally subject to approval by the applicable state public utility commission. It cannot be assured that such public utility commission approval will be obtained, and in certain markets, including California and Nevada, the public utility commissions have recently demonstrated a heightened level of scrutiny on solar energy purchase agreements that have come before them for approval. If the required public utility commission approval is not obtained for any particular PPA, the utility counterparty may exercise its right to terminate such PPA, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

We may not be able to replace expiring PPAs with contracts on similar terms. If we are unable to replace an expired distributed generation PPA with an acceptable new contract, we may be required to remove the solar energy assets from the site or, alternatively, we may sell the assets to the site host.

We may not be able to replace an expiring PPA with a contract on equivalent terms and conditions, including at prices that permit operation of the related facility on a profitable basis. If we are unable to replace an expiring PPA with an acceptable new project, the affected site may temporarily or permanently cease operations. In the case of a distributed generation project that ceases operations, the PPA terms generally require that we remove the assets, including fixing or reimbursing the site owner for any damages caused by the assets or the removal of such assets. The cost of removing a significant number of distributed generation projects could be material. Alternatively, we may agree to sell the assets to the site owner, but we can offer no assurances as to the terms and conditions, including price, that we would receive in any sale, and the sale price may not be sufficient to replace the revenue previously generated by the project.

The accounting treatment for many aspects of our solar energy business is complex and any changes to the accounting interpretations or accounting rules governing our solar energy business could have a material adverse effect on our GAAP reported results of operations and financial results.

The accounting treatment for many aspects of our solar energy business is complex, and our future results could be adversely affected by changes in the accounting treatment applicable to our solar energy business. In particular, any changes to the accounting rules regarding the following matters may require us to change the manner in which we operate and finance our solar energy business:

•	revenue recognition and related timing;

•	intra-company contracts;

•	operation and maintenance contracts;

•	joint venture accounting, including the consolidation of joint venture entities and the inclusion or exclusion of their assets and liabilities on our balance sheet;

•	long-term vendor agreements; and

•	foreign holding company tax treatment.

Negative public or community response to solar energy projects could adversely affect construction of our projects.

Negative public or community response to solar energy projects could adversely affect our ability to construct and operate our projects. Among concerns often cited by local community and other interest groups are objections to the aesthetic effect of plants on rural sites near residential areas, reduction of farmland and the possible displacement or disruption of wildlife. We expect this type of opposition to continue as we construct existing and future projects. It is possible that we may also face resistance from aboriginal communities in connection with any proposed expansion onto sites that may be subject to land claims. Opposition to our requests for permits or successful challenges or appeals to permits issued to us could lead to legal, public relations and other drawbacks and costs that impede our ability to meet our growth targets, achieve commercial operations for a project on schedule and generate revenues.

The seasonality of our operations may affect our liquidity.

We will need to maintain sufficient financial liquidity to absorb the impact of seasonal variations in energy production or other significant events. Following the completion of this offering, we expect that our principal source of liquidity will be cash generated from our operating activities, the cash retained by us for working capital purposes out of the gross proceeds of this offering and borrowing capacity under our Term Loan and Revolver. Our quarterly results of operations may fluctuate significantly for various reasons, mostly related to economic incentives and weather patterns.

The amount of electricity our solar power generation assets produce is dependent in part on the amount of sunlight, or irradiation, where the assets are located. Because shorter daylight hours in winter months results in less irradiation, the generation of particular assets will vary depending on the season. Additionally, to the extent more of our power generation assets are located in the northern or southern hemisphere, overall generation of our entire asset portfolio could be impacted by seasonality. We expect our initial portfolio of power generation assets to generate the lowest amount of electricity during the fourth quarter of each year. As a result, we expect our revenue and cash available for distribution to be lower during the fourth quarter. However, we expect aggregate seasonal variability to decrease if geographic diversity of our portfolio between the northern and southern hemisphere increases.

In addition, in Canada, the construction of solar energy systems may be concentrated during the second half of the calendar year, largely due to periodic reductions of the applicable minimum feed-in tariff and the fact that the coldest winter months are January through March, which impacts the amount of construction that occurs. In the United States, customers will sometimes make purchasing decisions towards the end of the year in order to take advantage of tax credits or for other budgetary reasons. If we fail to adequately manage the fluctuations in the timing of our projects, our business, financial condition or results of operations could be materially affected. The seasonality of our energy production may create increased demands on our working capital reserves and borrowing capacity under our Term Loan or Revolver during periods where cash generated from operating activities are lower. In the event that our working capital reserves and borrowing capacity under our Term Loan or Revolver are insufficient to meet our financial requirements, or in the event that the restrictive covenants in our Term Loan or Revolver restrict our access to such facilities, we may require additional equity or debt financing to maintain our solvency. There can be no assurance that additional equity or debt financing will be available when required or available on commercially favorable terms or on terms that are otherwise satisfactory to us, in which event our financial condition may be materially adversely affected.

Changes in tax laws may limit the current benefits of solar energy investment.

We face risks related to potential changes in tax laws that may limit the current benefits of solar energy investment. As discussed below in “Industry—Government Incentives for Solar Energy,” government incentives provide significant support for renewable energy sources such as solar energy, and a decrease in these tax benefits could increase the costs of investment in solar energy. For example, in 2013 the Czech Republic and Spain announced retroactive taxes for solar energy producers. If these types of changes are enacted in other countries as well, the costs of solar energy may increase.

Risks Related to our Relationship with Our Sponsor

Our Sponsor will be our controlling stockholder and will exercise substantial influence over Yieldco, and we are highly dependent on our Sponsor.

Our Sponsor will beneficially own all of our outstanding Class B common stock upon completion of this offering. Each share of our outstanding Class B common stock will entitle its holder to 10 votes on matters presented to our stockholders generally. As a result of its ownership of our Class B common stock, our Sponsor will possess approximately     % (or approximately     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the combined voting power of our Class A common stock and Class B common stock. Our Sponsor has also expressed its intention to maintain a controlling interest in us. As a result of this ownership, our Sponsor will continue to have a substantial influence on our affairs and its voting power will constitute a large percentage of any quorum of our stockholders voting on any matter requiring the approval of our stockholders. Such matters include the election of directors, the adoption of amendments to our amended and restated certificate of incorporation and bylaws and approval of mergers or sale of all or substantially all of our assets. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. In addition, our Sponsor, for so long as it possesses a majority of the combined voting power, will have the power to appoint all of our directors. Our Sponsor may cause corporate actions to be taken even if their interests conflict with the interests of our other stockholders (including holders of our Class A common stock). See “Certain Relationships and Related Party Transactions—Procedures for Review, Approval and Ratification of Related-Person Transactions; Conflicts of Interest.”

Furthermore, we will depend on the management and administration services provided by or under the direction of our Sponsor under the Management Services Agreement. Other than personnel designated as dedicated to us, SunEdison personnel and support staff that provide services to us under the Management Services Agreement will not be required to, and we do not expect that they will, have as their primary responsibility the management and administration of our business or to act exclusively for us. Under the Management Services Agreement, our Sponsor will have the discretion to determine which of its employees, other than the designated Yieldco personnel, will perform assignments required to be provided to us under the Management Services Agreement. Any failure to effectively manage our operations or to implement our strategy could have a material adverse effect on our business, financial condition, results of operations and cash flows. The Management Services Agreement will continue in perpetuity, until terminated in accordance with its terms.

The Support Agreement provides us the option to purchase additional solar projects which are expected to generate FTM CAFD of at least $75.0 million during 2015 and $125.0 million during 2016, representing aggregate additional FTM CAFD of $200.0 million. The Support Agreement also provides us a right of first offer with respect to the ROFO Projects. Additionally, we will depend upon our Sponsor for the provision of management and administration services at all of our facilities. Any failure by our Sponsor to perform its requirements under these arrangements or the failure by us to identify and contract with replacement service providers, if required, could adversely affect the operation of our facilities and have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to consummate future acquisitions from our Sponsor.

Our ability to grow through acquisitions depends, in part, on our Sponsor’s ability to identify and present us with acquisition opportunities. While SunEdison established our company to hold and acquire a diversified suite of power generating assets, there are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from our Sponsor.

In particular, the question of whether a particular asset is suitable is highly subjective and is dependent on a number of factors, including an assessment by our Sponsor relating to our liquidity position at the time, the risk profile of the opportunity and its fit with the balance of our portfolio. If our Sponsor determines that an opportunity is not suitable for us, it may still pursue such opportunity on its own behalf.

In making these determinations, our Sponsor may be influenced by factors that result in a misalignment or conflict of interest. See “Risks Related to our Business—We may not be able to effectively identify or consummate any future acquisitions on favorable terms, or at all. Additionally, even if we generally consummate acquisitions they may not provide the benefits or results we expected.

The departure of some or all of our Sponsor’s employees, particularly executive officers or key employees, could prevent us from achieving our objectives.

Our growth strategy relies on our and our Sponsor’s executive officers and key employees for their strategic guidance and expertise in the selection of projects that we may acquire in the future. Because the solar power industry is relatively new, there is a scarcity of experienced executives and employees in the solar power industry. Our future success will depend on the continued service of these individuals. Our Sponsor has experienced departures of key professionals and personnel in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of our Sponsor’s professionals or a material portion of its employees who perform services for us or on our behalf, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our objectives. The Management Services Agreement will not require our Sponsor to maintain the employment of any of its professionals or, except with respect to the dedicated Yieldco personnel, to cause any particular professional to provide services to us or on our behalf.

Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of holders of our Class A common stock and that may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our organizational and ownership structure involves a number of relationships that may give rise to certain conflicts of interest between us and holders of our Class A common stock, on the one hand, and our Sponsor, on the other hand. Prior to the completion of this offering, we will enter into a Management Services Agreement with our Sponsor. Our executive officers will be employees of our Sponsor and certain of them will continue to have equity interests in our Sponsor and, accordingly, the benefit to our Sponsor from a transaction between us and our Sponsor will proportionately inure to their benefit as holders of equity interests in our Sponsor. Following the completion of this offering, our Sponsor will be a related party under the applicable securities laws governing related party transactions and may have interests which differ from our interests or those of holders of our Class A common stock, including with respect to the types of acquisitions made, the timing and amount of dividends by Yieldco, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers. Any material transaction between us and our Sponsor (including the acquisition of the Call Right Projects and any ROFO Projects) will be subject to our related party transaction policy, which will require prior approval of such transaction by our Corporate Governance, Conflicts and Nominating Committee, as discussed in “Management—Committees of the Board of Directors—Corporate Governance, Conflicts and Nominating Committee.” Those of our executive officers who will continue to have economic interests in our Sponsor following the completion of this offering may be conflicted when advising our Corporate Governance, Conflicts and Nominating Committee or otherwise participating in the negotiation or approval of such transactions. These executive officers have significant project- and industry-specific expertise that could prove beneficial to our Corporate Governance, Conflicts and Nominating Committee’s decision-making process and the absence of such strategic guidance could have a material adverse effect on the committee’s ability evaluate any such transaction. Furthermore, the creation of our Corporate Governance, Conflicts and Nominating Committee and our related party transaction approval policy may not insulate us from derivative claims related to related party transactions and the conflicts of interest described in this risk factor. Regardless of the merits of such claims, we may be required to expend significant management time and financial resources in the defense thereof. Additionally, to the extent we fail to appropriately deal with any such conflicts, it could negatively impact our reputation and ability to raise additional funds and the willingness of counterparties to do business with us, all of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be unable to terminate the Management Services Agreement.

The Management Services Agreement will provide that we may terminate the agreement upon 30 days prior written notice to our Sponsor upon the occurrence of any of the following: (i) our Sponsor defaults in the performance or observance of any material term, condition or covenant contained therein in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice thereof is given to our Sponsor; (ii) our Sponsor engages in any act of fraud, misappropriation of funds or embezzlement that results in material harm to us; (iii) our Sponsor is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to us; (iv) upon the happening of certain events relating to the bankruptcy or insolvency of our Sponsor; and (v) in certain other limited circumstances. Furthermore, if we request an amendment to the scope of services provided by our Sponsor under the Management Services Agreement and we are not able to agree with our Sponsor as to a change to the service fee resulting from a change in the scope of services within 180 days of the request, we will be able terminate the agreement upon 30 days’ prior notice to our Sponsor.

We will not be able to terminate the agreement for any other reason, including if our Sponsor experiences a change of control, and the agreement continues in perpetuity, until terminated in accordance with its terms. If our Sponsor’s performance does not meet the expectations of investors, and we are unable to terminate the Management Services Agreement, the market price of our Class A common stock could suffer.

If our Sponsor terminates the Management Services Agreement or defaults in the performance of its obligations under the agreement we may be unable to contract with a substitute service provider on similar terms, or at all.

We will rely on our Sponsor to provide us with management services under the Management Services Agreement and will not have independent executive, senior management or other personnel. The Management Services Agreement will provide that our Sponsor may terminate the agreement upon 180 days prior written notice of termination to us if we default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm and the default continues unremedied for a period of 30 days after written notice of the breach is given to us. If our Sponsor terminates the Management Services Agreement or defaults in the performance of its obligations under the agreement, we may be unable to contract with a substitute service provider on similar terms or at all, and the costs of substituting service providers may be substantial. In addition, in light of our Sponsor’s familiarity with our assets, a substitute service provider may not be able to provide the same level of service due to lack of pre-existing synergies. If we cannot locate a service provider that is able to provide us with substantially similar services as our Sponsor does under the Management Services Agreement on similar terms, it would likely have a material adverse effect on our business, financial condition, results of operation and cash flows.

The liability of our Sponsor is limited under our arrangements with it and we have agreed to indemnify our Sponsor against claims that it may face in connection with such arrangements, which may lead it to assume greater risks when making decisions relating to us than it otherwise would if acting solely for its own account.

Under the Management Services Agreement, our Sponsor will not assume any responsibility other than to provide or arrange for the provision of the services described in the Management Services Agreement in good faith. In addition, under the Management Services Agreement, the liability of our Sponsor and its affiliates will be limited to the fullest extent permitted by law to conduct involving bad faith, fraud, willful misconduct or gross negligence or, in the case of a criminal matter, action that was known to have been unlawful. In addition, we will agree to indemnify our Sponsor to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from the Management Services Agreement or the services provided by our Sponsor, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in our Sponsor tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which our Sponsor is a party may also give rise to legal claims for indemnification that are adverse to Yield and holders of our Class A common stock.

Risks Inherent in an Investment in Us

We may not be able to continue paying comparable or growing cash dividends to holders of our Class A common stock in the future.

The amount of our cash available for distribution principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the level and timing of capital expenditures we make;

•	the completion of our ongoing construction activities on time and on budget;

•	the level of our operating and general and administrative expenses, including reimbursements to our Sponsor for services provided to us in accordance with the Management Services Agreement;

•	seasonal variations in revenues generated by the business;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in our debt agreements (including our project-level financing and, if applicable, our Revolver); and

•	other business risks affecting our cash levels.

As a result of all these factors, we cannot guarantee that we will have sufficient cash generated from operations to pay a specific level of cash dividends to holders of our Class A common stock. Furthermore, holders of our Class A common stock should be aware that the amount of cash available for distribution depends primarily on our cash flow, and is not solely a function of profitability, which is affected by non-cash items. We may incur other expenses or liabilities during a period that could significantly reduce or eliminate our cash available for distribution and, in turn, impair our ability to pay dividends to holders of our Class A common stock during the period. Because we are a holding company, our ability to pay dividends on our Class A common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us, including restrictions under the terms of the agreements governing project-level financing. Our project-level financing agreements generally prohibit distributions from the project entities prior to COD and thereafter prohibit distributions to us unless certain specific conditions are met, including the satisfaction of financial ratios. Our Term Loan and Revolver will also restrict our ability to declare and pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default.

Yield LLC’s cash available for distribution will likely fluctuate from quarter to quarter, in some cases significantly, due to seasonality. See “Management Discussion and Analysis of Financial Condition and Results of Operations—Factors that Significantly Affect our Results of Operations and Business—Seasonality.” As result, we may cause Yield LLC to reduce the amount of cash it distributes to its members in a particular quarter to establish reserves to fund distributions to its members in future periods for which the cash distributions we would otherwise receive from Yield LLC would otherwise be insufficient to fund our quarterly dividend. If we fail to cause Yield LLC to establish sufficient reserves, we may not be able to maintain our quarterly dividend with respect to a quarter adversely affected by seasonality.

Finally, dividends to holders of our Class A common stock will be paid at the discretion of our board of directors. Our board of directors may decrease the level of or entirely discontinue payment of dividends. For a description of additional restrictions and factors that may affect our ability to pay cash dividends, please read “Cash Dividend Policy.”

The assumptions underlying the forecasts presented elsewhere in this prospectus are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual cash available for distribution to differ materially from our forecasts.

The forecasts presented elsewhere in this prospectus are based on our current portfolio of assets and were prepared using assumptions that our management believes are reasonable. See “Cash Dividend Policy—Assumptions and Considerations.” These include assumptions regarding the future operating costs of our facilities, our facilities’ future level of power generation, interest rates, administrative expenses, tax treatment of income, future capital expenditure requirements, budget and the absence of material adverse changes in economic conditions or government regulations. They also include assumptions based on solar resource studies that take into account meteorological conditions and on the availability of our facilities. The forecasts assume that no unexpected risks materialize during the forecast periods. Any one or more than one of these assumptions may prove to be incorrect, in which case our actual results of operations will be different from, and possibly materially worse than, those contemplated by the forecasts. There can be no assurance that the assumptions underlying the forecasts presented elsewhere in this prospectus will prove to be accurate. Actual results for the forecast periods will likely vary from the forecast results and those variations may be material. We make no representation that actual results achieved in the forecast periods will be the same, in whole or in part, as those forecasted herein.

We are a holding company and our only material asset after completion of this offering will be our interest in Yield LLC, and we are accordingly dependent upon distributions from Yield LLC and its subsidiaries to pay dividends and taxes and other expenses.

Yieldco is a holding company and has no material assets other than its ownership of membership interests in Yield LLC, a holding company that will have no material assets other than its interest in Yield Operating LLC, whose sole material assets are the ones contributed to it by SunEdison in the Initial Asset Transfer and the Organizational Transactions. Neither Yieldco, nor Yield LLC nor Yield Operating LLC has any independent means of generating revenue. We intend to cause Yield Operating LLC’s subsidiaries to make distributions to Yield Operating LLC and, in turn, make distributions to Yield LLC, and, in turn, to make distributions to Yieldco in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by us. To the extent that we need funds for a quarterly cash dividend to holders of our Class A common stock or otherwise, and Yield Operating LLC or Yield LLC is restricted from making such distributions under applicable law or regulation or is otherwise unable to provide such funds (including as a result of Yield Operating LLC’s operating subsidiaries being unable to make distributions), it could materially adversely affect our liquidity and financial condition and limit our ability to pay dividends to holders of our Class A common stock.

Market interest rates may have an effect on the value of our Class A common stock.

One of the factors that will influence the price of shares of our Class A common stock will be the effective dividend yield of such shares (i.e., the yield as a percentage of the then market price of our shares) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of shares of our Class A common stock to expect a higher dividend yield. If market interest rates increase and we are unable to increase our dividend in response, including due to an increase in borrowing costs, insufficient cash available for distribution or otherwise, investors may seek alternative investments with higher yield, which would result in selling pressure on, and a decrease in the market price of, our Class A common stock. As a result, the price of our Class A common stock may decrease as market interest rates increase.

If you purchase shares of Class A common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution in the amount of $         per share, because the assumed initial public offering price of $         (which is the midpoint of the price range set forth on the cover of this prospectus) is substantially higher than the as adjusted net tangible book value per share of our outstanding Class A common stock on an as adjusted basis giving effect to the Organizational Transactions. The as adjusted net tangible book value of our Class A common stock is $         per share. For additional information, see “Dilution.”

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete strategic acquisitions or effect combinations.

If we are deemed to be an investment company under the Investment Company Act of 1940, or the “Investment Company Act,” our business would be subject to applicable restrictions under the Investment Company Act, which could make it impracticable for us to continue our business as contemplated.

We believe our company is not an investment company under Section 3(b)(1) of the Investment Company Act because we are primarily engaged in a non-investment company business, and we intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the Investment Company Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated.

Market volatility may affect the price of our Class A common stock and the value of your investment.

Following the completion of this offering, the market price for our Class A common stock is likely to be volatile, in part because our shares have not been previously traded publicly. We cannot predict the extent to which a trading market will develop or how liquid that market may become. If you purchase shares of our Class A common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations between the underwriters and us. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment. In addition, the market price of our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot predict or control, including general market and economic conditions, disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or dividends; changes in our investments or asset composition; write- downs or perceived credit or liquidity issues affecting our assets; market perception of our Sponsor, our business and our assets; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favorable terms or at all; loss of any major funding source; the termination of the Management Services Agreement or additions or departures of our Sponsor’s key personnel; changes in market valuations of similar power generation companies; and speculation in the press or investment community regarding us or our Sponsor.

In addition, securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. Any broad market fluctuations may adversely affect the trading price of our Class A common stock.

We are a “controlled company,” controlled by our Sponsor, whose interest in our business may be different from ours or yours.

After consummation of this offering, our Sponsor will control approximately     % of our combined voting power and, therefore, be able to elect all of our board of directors. As a result, we will be considered a “controlled company” for the purposes of the              listing requirements. As a “controlled company,” we will be permitted to, and we may opt out of the              listing requirements that would require (i) a majority of the members of our board of directors to be independent, (ii) that we establish a compensation committee and a nominating and governance committee, each comprised entirely of independent directors, or (iii) that the compensation of our executive officers and nominees for directors are determined or recommended to our board of directors by the independent members of our board of directors. The              listing requirements are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. As further described above in “—Risks Related to our Relationship with our Sponsor,” it is possible that the interests of our Sponsor may in some circumstances conflict with our interests and the interests of holders of our Class A common stock. Should our Sponsor’s interests differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for publicly-listed companies. Our status as a controlled company could make our Class A common stock less attractive to some investors of otherwise harm our stock price.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of us, even if the acquisition would be beneficial to holders of our Class A common stock, and could make it more difficult for you to change management.

Provisions of our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that holders of our Class A common stock may consider favorable, including transactions in which such stockholders might otherwise receive a premium for their shares. This is because these provisions may prevent or frustrate attempts by stockholders to replace or remove members of our management. These provisions include:

•	a prohibition on stockholder action through written consent once our Sponsor ceases to hold a majority of the voting power of our common stock;

•	a requirement that special meetings of stockholders be called upon a resolution approved by a majority of our directors then in office;

•	advance notice requirements for stockholder proposals and nominations; and

•	the authority of the board of directors to issue preferred stock with such terms as the board of directors may determine.

Section 203 of the Delaware General Corporation Law, or the “DGCL,” prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person that together with its affiliates owns or within the last three years has owned 15% of voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. As a result of these provisions in our charter documents following the completion of the Organizational Transactions and Delaware law, the price investors may be willing to pay in the future for shares of our Class A common stock may be limited. See “Description of Capital Stock—Antitakeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws.”

Additionally, our amended and restated certificate of incorporation will prohibit any person and any of its associate or affiliate companies in the aggregate, “public utility” (as defined in the FPA) or “holding company” with respect to an “electric utility company” (as defined in PUHCA) from acquiring, through this offering or in subsequent purchases other than secondary market transactions, an amount of our Class A common stock sufficient to result in either a transfer of control or to be deemed to, directly or indirectly, have merged or consolidated with us or our electric utility company subsidiaries without the prior written consent of our board of directors. While we do not anticipate that this offering will result in a transfer of control over any public utility owned by us, or be deemed to be, directly or indirectly, a merger or consolidation, with us or any of our electric utility company subsidiaries, any such change of control or merger or consolidation, in addition to prior approval from our board of directors, could require prior authorization from FERC. Similar restrictions may apply to certain purchasers of our securities which are “holding companies” (as defined in PUHCA) regardless of whether our securities are purchased in this offering, subsequent offerings by us or SunEdison, in open market transactions or otherwise. A purchaser of our securities which is a holding company will need to determine whether a given purchase of our securities may require prior FERC approval.

You may experience dilution of your ownership interest due to the future issuance of additional shares of our Class A common stock.

We are in a capital intensive business, and may not have sufficient funds to finance the growth of our business, future acquisitions or to support our projected capital expenditures. As a result, we may require additional funds from further equity or debt financings, including tax equity financing transactions or sales of preferred shares or convertible debt to complete future acquisitions, expansions and capital expenditures and pay the general and administrative costs of our business. In the future, we may issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of purchasers of our Class A common stock offered hereby. Under our amended and restated certificate of incorporation, we will be authorized to issue              shares of Class A common stock,              shares of Class B common stock and              shares of preferred stock with preferences and rights as determined by our board of directors. The potential issuance of additional shares of common stock or preferred stock or convertible debt may create downward pressure on the trading price of our Class A common stock. We may also issue additional shares of our Class A common stock or other securities that are convertible into or exercisable for our Class A common stock in future public offerings or private placements for capital raising purposes or for other business purposes, potentially at an offering price, conversion price or exercise price that is below the offering price for our Class A common stock in this offering.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our Class A common stock adversely, the stock price and trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our Class A common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Class A common stock would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the stock price or trading volume of our Class A common stock to decline.

Future sales of our common stock by our Sponsor may cause the price of our Class A common stock to fall.

The market price of our Class A common stock could decline as a result of sales by our Sponsor of such shares (issuable to our Sponsor upon the exchange of some or all of its Yield LLC Class B units) in the market, or the perception that these sales could occur. The market price of our Class A common stock may also decline as a result of our Sponsor disposing or transferring some or all of our outstanding Class B common stock, which disposals or transfers would reduce our Sponsor’s ownership interest in, and voting control over, us. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

Our Sponsor and certain of its affiliates have certain demand and piggyback registration rights with respect to shares of our Class A common stock issuable upon the exchange of Yield LLC’s Class B units. The presence of additional shares of our Class A common stock trading in the public market, as a result of the exercise of such registration rights may have a material adverse effect on the market price of our securities. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

We will incur increased costs as a result of being a publicly traded company.

As a public company, we will incur additional legal, accounting and other expenses that have not been reflected in our predecessor’s historical financial statements or our pro forma financial statements. In addition, rules implemented by the SEC and the applicable stock exchange have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. These rules and regulations result in our incurring legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

Our failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act as a public company could have a material adverse effect on our business and share price.

Prior to completion of this offering, we have not operated as a public company and have not had to independently comply with Section 404(a) of the Sarbanes-Oxley Act. We anticipate being required to meet these standards in the course of preparing our financial statements as of and for the year ended December 31, 2014, and our management will be required to report on the effectiveness of our internal control over financial reporting for such year. Additionally, once we are no longer an emerging growth company, as defined by the JOBS Act, our independent registered public accounting firm will be required pursuant to Section 404(b) of the Sarbanes-Oxley Act to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting, but we are not currently in compliance with, and we cannot be certain when we will be able to implement the requirements of Section 404(a). We may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation to be provided by our independent registered public accounting firm after we cease to be an emerging growth company. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls after we cease to be an emerging growth company, investors could lose confidence in our financial information and the price of our Class A common stock could decline.

Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and share price.

We are an “emerging growth company” and may elect to comply with reduced public company reporting requirements, which could make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined by the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years after the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which such fifth anniversary will occur in 2019. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have taken advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to holders of our Class A common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our Class A common stock less attractive as a result of our reliance on these exemptions. If some investors find our Class A common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our Class A common stock and the price for our Class A common stock may be more volatile.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Risks Related to Taxation

In addition to reading the following risk factors, if you are a non-U.S. investor, please read “Material United States Federal Income Tax Consequences to Non-U.S. Holders” for a more complete discussion of the expected material United States federal income tax consequences of owning and disposing of shares of our Class A common stock.

Our future tax liability may be greater than expected if we do not generate NOLs sufficient to offset taxable income.

We expect to generate NOLs and NOL carryforwards that we can utilize to offset future taxable income. Based on our current portfolio of assets that we expect will benefit from an accelerated tax depreciation schedule, and subject to tax obligations resulting from potential tax audits, we do not expect to pay significant United States federal income tax in the near term. However, in the event these losses are not generated as expected, are successfully challenged by the United States Internal

Revenue Services, or “IRS,” (in a tax audit or otherwise), or are subject to future limitations as a result of an “ownership change” as discussed below, our ability to realize these future tax benefits may be limited. Any such reduction, limitation, or challenge may result in a material increase in our estimated future income tax liability and may negatively impact our business, financial condition and operating results.

Our ability to use NOLs to offset future income may be limited.

Our ability to use NOLs generated in the future could be substantially limited if we were to experience an “ownership change” as defined under Section 382 of the Code. In general, an ownership change occurs if the aggregate stock ownership of certain holders (generally 5% holders, applying certain look-through and aggregation rules) increases by more than 50% over such holders’ lowest percentage ownership over a rolling three-year period. If a corporation undergoes an ownership change, its ability to use its pre-change NOL carryforwards and other pre-change deferred tax attributes to offset its post-change income and taxes may be limited. Future sales of our Class A common stock by SunEdison, as well as future issuances by us, could contribute to a potential ownership change.

A valuation allowance may be required for our deferred tax assets.

Our expected NOLs will be reflected as a deferred tax asset as they are generated until utilized to offset income. Valuation allowances may need to be maintained for deferred tax assets that we estimate are more likely than not to be unrealizable, based on available evidence at the time the estimate is made. Valuation allowances related to deferred tax assets can be affected by changes to tax laws, statutory tax rates and future taxable income levels and based on input from our auditors, tax advisors or regulatory authorities. In the event that we were to determine that we would not be able to realize all or a portion of our net deferred tax assets in the future, we would reduce such amounts through a charge to income tax expense in the period in which that determination was made, which could have a material adverse impact on our financial condition and results of operations and our ability to maintain profitability.

Distributions to holders of our Class A common stock may be taxable as dividends.

If we make distributions from current or accumulated earnings and profits as computed for U.S. federal income tax purposes, such distributions will generally be taxable to holders of our Class A common stock in the current period as ordinary dividend income for United States federal income tax purposes, eligible under current law for the lower tax rates applicable to qualified dividend income of non-corporate taxpayers. While we expect that a portion of our distributions to holders of our Class A common stock may exceed our current and accumulated earnings and profits as computed for United States federal income tax purposes and therefore constitute a non-taxable return of capital to the extent of a holder’s basis in our Class A common stock, no assurance can be given that this will occur.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact included in this prospectus are forward-looking statements. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by the use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. These statements are contained in many sections of this prospectus, including those entitled “Prospectus Summary,” “Cash Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that we will achieve those plans, intentions or expectations. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected.

Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained in this prospectus under the heading “Risk Factors,” as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

Assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, we expect to receive approximately $         million of proceeds from the sale of the Class A common stock offered hereby based upon the assumed initial public offering price of $         per share, after deducting underwriting discounts and commissions but before offering expenses (all of which will be paid by our Sponsor). If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we estimate that the proceeds to us will be approximately $         million, after deducting underwriting discounts and commissions.

We intend to use the net proceeds from this offering to acquire newly issued Class A units of Yield LLC, representing     % (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) of Yield LLC’s outstanding membership units after this offering. Yield LLC will use such net proceeds to repay $         million of indebtedness under the Bridge Facility and $         million of project-level indebtedness and the remainder for general corporate purposes, which may include future acquisitions of solar assets from SunEdison pursuant to the Support Agreement or from unaffiliated third parties. As of the date of this prospectus, we have not identified any specific potential future acquisitions other than under the Support Agreement discussed elsewhere in this prospectus.

The indebtedness under the Bridge Facility to be repaid with a portion of the net proceeds of this offering bears interest at     % and matures on                     . The project-level indebtedness to be repaid with a portion of the net proceeds of this offering bears interest at     % and matures on                     .

We expect that                      and/or its affiliates will act as arranger of, and will be the administrative agent and lender under, our Bridge Facility. As a result,                      and/or its affiliates may receive more than 5% of the net proceeds of this offering upon repayment of the Bridge Facility. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. See “Underwriting (Conflicts of Interest).”

CAPITALIZATION

The following table sets forth our predecessor’s cash and cash equivalents and consolidated capitalization as of December 31, 2013 on: (i) an historical basis; (ii) an as adjusted basis to give effect to the Formation Transactions; and (iii) an as further adjusted basis to give effect to the Offering Transactions, including this offering, and the application of the net proceeds of this offering in the manner set forth under the heading “Use of Proceeds.”

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes thereto included elsewhere in this prospectus.

	December 31, 2013
	Actual	As Adjusted for Formation Transactions		As Further Adjusted for Offering Transactions
(in thousands except share data)
Cash and restricted cash	$4,455	$		$

Long-term debt (including current portion):
Revolver(1)	$—		$—
Bridge Facility(2)(3)	—
Term Loan(3)	—		—
Project-level debt(4)	18,842

Total long-term debt (including current portion)	18,842
Equity:
Net parent investment	$12,246
Class A common stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual; shares authorized and shares issued and outstanding, as adjusted	—		—
Class B common stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual; shares authorized, and shares issued and outstanding, as adjusted	—		—
Preferred stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual; authorized and no shares issued and outstanding, as adjusted	—		—
Additional paid-in-capital	—		—
Noncontrolling interest	—		—

Total equity	12,246

Total capitalization	$31,088	$		$

(1)	Concurrently with the completion of this offering, Yield Operating LLC plans to enter into the Revolver, which will provide for a revolving line of credit of $ million. The closing of our Revolver will be conditioned upon consummation of this offering, the implementation of our Organizational Transactions and other customary closing conditions.
(2)	We expect to enter into the Bridge Facility providing for borrowings of up to an aggregate principal amount of $ million prior to the completion of this offering. Borrowings under the Bridge Facility will be used to finance Yield LLC’s acquisition of solar projects developed by unaffiliated third parties prior to the completion of this offering.

(3)	Any borrowings that remain outstanding under the Bridge Facility after the completion of this offering will be refinanced under the Term Loan.
(4)	Our project-level debt consists of: (i) $8,636 of term bonds consisting of four fixed rate facilities maturing between January 2016 and January 2031 with fixed interest rates ranging between 5.25% and 7.50% and (ii) $10,206 of solar program loans, which mature between September 2024 and October 2026 and bear interest at fixed rates ranging between 11.11% and 11.31%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Project-Level Financing Arrangements.”

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of our Class A common stock sold in this offering will exceed the as adjusted net tangible book value per share of our Class A common stock after the offering. Net tangible book value per share of our Class A common stock as of a particular date represents the amount of our total tangible assets less our total liabilities divided by the number of shares of Class A common stock outstanding as of such date. As of December 31, 2013, after giving effect to the Formation Transactions, our net tangible book value would have been approximately $         million, or $         per share of Class A common stock, assuming that our Sponsor exchanged all of its Yield LLC Class B units for newly-issued shares of our Class A common stock on a one-for-one basis. Purchasers of our Class A common stock in this offering will experience substantial and immediate dilution in net tangible book value per share of our Class A common stock for financial accounting purposes, as illustrated in the following table.

Initial public offering price per share		$
Net tangible book value per share as of December 31, 2013 after giving effect to the Formation Transactions	$
Increase in as adjusted net tangible book value per share attributable to purchasers in this offering

Net tangible book value per share after giving effect to the Organizational Transactions, including the offering and the use of proceeds therefrom

Immediate dilution in net tangible book value per share to purchasers in the offering		$

Because our Sponsor does not currently own any Class A common stock or other economic interest in us, we have presented dilution in net tangible book value per share of Class A common stock to investors in this offering assuming that our Sponsor exchanged its Yield LLC Class B units for newly-issued shares of our Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the purchasers in this offering.

If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, the net tangible book value per share after giving effect to the offering would be $         per share. This represents an increase in net tangible book value of $         per share to our existing stockholder and dilution in net tangible book value of $         per share to purchasers in this offering.

The following table sets forth, as of December 31, 2013, the differences among the number of shares of Class A common stock purchased, the total consideration paid or exchanged and the average price per share paid by our Sponsor and by purchasers of our Class A common stock in this offering, based on our initial public offering price of $         per share and assuming that our Sponsor exchanged all of its Yield LLC Class B units for shares of our Class A common stock on a one-for-one basis and no exercise of the underwriters’ option to purchase additional shares of Class A common stock.

	Shares of Class A Common Stock			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share

Our Sponsor and affiliates(1)			%	$		%	$
Purchasers in the offering			%	$		%	$

(1)	The assets contributed by our Sponsor in the Initial Asset Transfers will be recorded at historical cost. The book value of the consideration to be provided by our Sponsor in the Initial Asset Transfers as of December 31, 2013 was approximately $ million.

CASH DIVIDEND POLICY

You should read the following discussion of our cash dividend policy in conjunction with “—Assumptions and Considerations” below, which includes the factors and assumptions upon which we base our cash dividend policy. In addition, you should read “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

This forecast of future operating results and cash available for distribution in future periods is based on the assumptions described below and other assumptions believed by us to be reasonable as of the date of this prospectus. However, we cannot assure you that any or all of these assumptions will be realized. These forward-looking statements are based upon estimates and assumptions about circumstances and events that have not yet occurred and are subject to all of the uncertainties inherent in making projections. This forecast should not be relied upon as fact or as an accurate representation of future results. Future results will be different from this forecast and the differences may be materially less favorable.

For additional information regarding our historical combined results of operations, you should refer to our audited historical combined financial statements as of and for the years ended December 31, 2012 and 2013 included elsewhere in this prospectus.

General

We intend to pay regular quarterly cash dividends to holders of our Class A common stock. Our quarterly dividend will initially be set at $         per share of our Class A common stock, or $         per share on an annualized basis, and the amount may be changed in the future without advance notice. We established our initial quarterly dividend level based upon a targeted payout ratio of approximately     % of projected annual cash available for distribution. We expect to pay a quarterly dividend on or about the     th day following the expiration of each fiscal quarter to holders of our Class A common stock of record on or about the     th day following the last day of such fiscal quarter. With respect to our first dividend payable on                     , 2014 to holders of record on                     , 2014, assuming a completion date of                     , 2014, we intend to pay a pro-rated initial dividend of $         per share.

Rationale for Our Dividend

We have established our initial quarterly dividend level after considering the amount of cash we expect to receive from Yield LLC as a result of our membership interest in Yield LLC after this offering. In accordance with its operating agreement and our capacity as the sole managing member, we intend to cause Yield LLC to make regular quarterly cash distributions to its members in an amount equal to cash available for distribution generated during a particular quarter, less reserves for working capital needs and the prudent conduct of our business, and to use the amount distributed to us to pay regular quarterly dividends to holders of our Class A common stock.

Our cash available for distribution is likely to fluctuate from quarter to quarter, in some cases significantly, as a result of the seasonality of our assets, and maintenance and outage schedules, among other factors. Accordingly, during quarters in which Yield LLC generates cash available for distribution in excess of the amount necessary to distribute to us to pay our stated quarterly dividend, we may cause it to reserve a portion of the excess to fund its cash distribution in future quarters. In quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly cash dividend, if our board of directors so determines, we may use sources of cash not included in our calculation of cash available for distribution, such as net cash provided by financing activities, receipts from network upgrade reimbursements from certain United States utility projects, all or any portion of the cash on hand or, if applicable, borrowings under our Revolver, to pay dividends to holders of our Class A common stock. Although these other sources of cash may be substantial and available to fund a dividend payment in a particular period, we exclude these items from our calculation of cash available for distribution because we consider them non-recurring or otherwise not representative of the operating cash flows we typically expect to generate.

Estimate of Future Cash Available for Distribution

We primarily considered forecasted cash available for distribution in assessing the amount of cash that we expect our assets will be able to generate for the purposes of our initial dividend. Accordingly, we believe that an understanding of cash available for distribution is useful to investors in evaluating our ability to pay dividends pursuant to our stated cash dividend policy. In general, we expect that “cash available for distribution” each quarter will equal net cash provided by (used in) operating activities, calculated pursuant to GAAP,

•	plus or minus changes in operating assets and liabilities,

•	minus deposits into (or plus withdrawals from) restricted cash accounts required by project financing arrangements,

•	minus cash distributions paid to non-controlling interests, if any,

•	minus scheduled project-level and other debt service and payments and repayments in accordance with the related loan amortization schedules, to the extent they are paid from operating cash flows during a period,

•	minus non-expansionary capital expenditures, if any, to the extent they are paid from operating cash flows during a period, and

•	plus or minus other items as necessary to present the cash flows we deem representative of our core business operations.

Limitations on Cash Dividends and Our Ability to Change Our Cash Dividend Policy

There is no guarantee that we will pay quarterly cash dividends to holders of our Class A common stock. We do not have a legal obligation to pay our initial quarterly dividend or any other dividend. Our cash dividend policy may be changed at any time and is subject to certain restrictions and uncertainties, including the following:

•	As the sole managing member of Yield LLC, we and, accordingly, our board of directors will have the authority to establish, or cause Yield LLC to establish, cash reserves for working capital needs and the prudent conduct of our business, and the establishment of or increase in those reserves could result in a reduction in cash dividends from levels we currently anticipate pursuant to our stated cash dividend policy. These reserves may account for the fact that our project-level cash flows may vary from year to year based on, among other things, changes in prices under offtake agreements for energy and renewable energy credits and other environmental attributes, other project contracts, changes in regulated transmission rates, compliance with the terms of non-recourse project-level financing including debt repayment schedules, the transition to market or recontracted pricing following the expiration of offtake agreements, domestic and international tax laws and tax rates, working capital requirements and the operating performance of the assets. Furthermore, our board of directors may increase, or cause Yield LLC to increase reserves to account for the seasonality that has historically existed in our assets cash flows and the variances in the pattern and frequency of distributions to us from our assets during the year.

•	Prior to Yield LLC making any cash distributions to its members, Yield LLC will reimburse our Sponsor and its affiliates for all direct and indirect expenses they incur on our behalf pursuant to the Management Services Agreement to the extent such expenses would be capitalized and not expensed on our financial statements. Yield LLC’s operating agreement will not limit the amount of expenses for which our Sponsor and its affiliates may be reimbursed. The Management Services Agreement will provide that our Sponsor will determine in good faith the expenses that are allocable to us. Accordingly, the reimbursement of expenses and payment of fees, if any, to our Sponsor and its affiliates will reduce the amount of our cash available for distribution.

•	Section 170 of the DGCL allows our board of directors to declare and pay dividends on the shares of our Class A common stock either:

•	out of its surplus, as defined in and computed in accordance with the DGCL; or

•	in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

•	We may lack sufficient cash to pay dividends to holders of our Class A common stock due to cash flow shortfalls attributable to a number of operational, commercial or other factors, including low availability, as well as increases in our operating and/or general and administrative expenses, principal and interest payments on our outstanding debt, income tax expenses, working capital requirements or anticipated cash needs at our project-level subsidiaries.

•	Yield LLC’s cash distributions to us and, as a result, our ability to pay or grow our dividends is dependent upon the performance of our subsidiaries and their ability to distribute cash to us. The ability of our project-level subsidiaries to make cash distributions to Yield LLC may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state corporation laws and other laws and regulations.

Our Ability to Grow our Business and Dividend

We intend to grow our business primarily through the acquisition of contracted clean power generation assets, which, we believe, will facilitate the growth of our cash available for distribution and enable us to increase our dividend per share over time. However, the determination of the amount of cash dividends to be paid to holders of our Class A common stock will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deems relevant.

We expect that we will rely primarily upon external financing sources, including commercial bank borrowings and issuances of debt and equity securities, to fund any future growth capital expenditures. To the extent we are unable to finance growth externally, our cash dividend policy could significantly impair our ability to grow because we do not currently intend to reserve a substantial amount of cash generated from operations to fund growth opportunities. If external financing is not available to us on acceptable terms, our board of directors may decide to finance acquisitions with cash from operations, which would reduce or even eliminate our cash available for distribution and, in turn, impair our ability to pay dividends to holders of our Class A common stock. To the extent we issue additional shares of capital stock to fund growth capital expenditures, the payment of dividends on those additional shares may increase the risk that we will be unable to maintain or increase our per share dividend level. There are no limitations in our bylaws or certificate of incorporation (other than a specified number of authorized shares), and there will not be any limitations under our Revolver, on our ability to issue additional shares of capital stock, including preferred stock that would have priority over our Class A common stock with respect to the payment of dividends. Additionally, the incurrence of additional commercial bank borrowings or other debt to finance our growth would result in increased interest expense, which in turn may impact our cash available for distribution and, in turn, our ability to pay dividends to holders of our Class A common stock.

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013

If we had completed the Organizational Transactions on January 1, 2013, our unaudited cash available for distribution for the year ended December 31, 2013 would have been approximately $         million, of which $         million would have been distributed by Yield LLC to Yieldco as the holder of Class A units of Yield LLC. These amounts would have been insufficient to pay the full quarterly cash dividend on all of our Class A common stock to be outstanding immediately after consummation of this offering based on our initial quarterly dividend of $         per share of our Class A common stock per quarter (or $         per share on an annualized basis).

Our calculation of unaudited pro forma cash available for distribution does not include the incremental general and administrative expenses that we expect to incur as a result of being a publicly traded company, including costs associated with SEC reporting requirements, independent auditor fees, investor relations activities, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation. We estimate that these incremental general and administrative expenses initially will be approximately $         million per year. Such expenses are not reflected in our unaudited combined financial statements included elsewhere in this prospectus.

Our unaudited combined financial statements, from which our unaudited cash available for distribution was derived, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, cash available for distribution is a cash accounting concept, while our predecessor’s historical financial statements were prepared on an accrual basis. We derived the amounts of unaudited cash available for distribution stated above in the manner shown in the table below. As a result, the amount of unaudited pro forma cash available should only be viewed as a general indicator of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated in this prospectus in earlier periods.

The footnote to the table below provides additional information about the adjustments and should be read along with the table.

(in thousands except per share data)	Pro Forma Year Ended December 31, 2013
Operating revenues	$
Operating costs and expenses:
Cost of operations
Depreciation and accretion
General and administration

Total operating costs and expenses

Operating income
Interest expense, net

Income before income tax expense (benefit)
Income tax expense (benefit)

Net income
Less net income attributable to non-controlling interest

Net income attributable to Yieldco	$

Add:
Depreciation and accretion
Interest expense, net
Income tax expense (benefit)

Adjusted EBITDA(1)	$

Adjustments to reconcile net income to net cash provided by operating activities:
Net income
Non-cash incentive revenue
Non-cash interest expense
Depreciation and accretion
Amortization of deferred financing costs and debt discounts
Recognition of deferred revenue
Provision (benefit) for deferred taxes
Other
Changes in assets and liabilities

Net cash provided by operating activities	$

Adjustments to reconcile net cash provided by operating activities to cash available for distributions:
Net cash provided by operating activities	$
Changes in operating assets and liabilities
Deposits into/withdrawals from restricted cash accounts paid from operating cash flows
Cash distributions to non-controlling interests
Scheduled project-level and other debt service repayments
Non-expansionary capital expenditures
Other items

Estimated cash available for distribution	$

Estimated cash available for distribution to holders of Class A common stock	$
Estimated aggregate annual dividend	$
Shares of Class A common stock
Estimated annual dividend per share of Class A common stock	$

(1)	Adjusted EBITDA and cash available for distribution are non-GAAP measures. You should not consider these measures as alternatives to net income (loss), determined in accordance with GAAP, or net cash provided by operating activities, determined in accordance with GAAP. For definitions of Adjusted EBITDA and cash available for distribution and a complete discussion of their limitations, see footnotes (1) and (2), respectively, under the heading “Summary Historical and Pro Forma Financial Data” elsewhere in this prospectus.

Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2015 and December 31, 2015

We forecast that our cash available for distribution during the twelve months ending June 30, 2015 and December 31, 2015 will be approximately $         million and $         million, respectively, of which we forecast $         million will be distributed by Yield LLC to Yieldco as the holder of Class A units of Yield LLC for the twelve months ending June 30, 2015 and $         million for twelve months ending December 31, 2015. This amount (together with our other sources of liquidity) would be sufficient to pay our initial quarterly dividend of $         per share on all outstanding shares of our Class A common stock immediately after consummation of this offering for each quarter in the twelve months ending June 30, 2015 and December 31, 2015.

We are providing this forecast to supplement our predecessor’s historical combined financial statements and to support our belief that we will have sufficient cash available for distribution to allow Yield LLC to make distributions to Yieldco as the holder of Class A units of Yield LLC in amounts sufficient to allow Yieldco to pay a regular quarterly dividend on all of our outstanding Class A common stock immediately after consummation of this offering for each quarter in fiscal year 2014, at our initial quarterly dividend of $         per share (or $         per share on an annualized basis). Please read “—Assumptions and Considerations” for further information as to the assumptions we have made for the forecast.

Our forecast is a forward-looking statement and reflects our judgment as of the date of this prospectus of the conditions we expect to exist and the course of action we expect to take with respect to our initial portfolio of projects during each of the twelve-month periods ending June 30, 2015 and December 31, 2015. Although acquisitions are an important part of our growth strategy, the forecast does not include the effects of, and we have not included any adjustments with respect to, any acquisitions we may complete during the period covered by our forecast. It should be read together with the historical combined financial statements and the accompanying notes thereto included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We believe that we have a reasonable basis for these assumptions and that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. The assumptions and estimates underlying the forecast, as described below under “—Assumptions and Considerations,” are inherently uncertain and, although we consider them reasonable as of the date of this prospectus, they are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from forecasted results, including, among others, the risks and uncertainties described in “Risk Factors.” Any of the risks discussed in this prospectus, to the extent they occur, could cause actual results of operations to vary significantly from those that would enable us to generate sufficient cash available for distribution to allow Yield LLC to make distributions in amounts sufficient to allow us to pay the aggregate annualized regular quarterly dividend on all outstanding shares of our Class A common stock for the twelve-month periods ending June 30, 2015 and December 31, 2015, calculated at the initial quarterly dividend rate of $         per share per quarter (or $         per share on an annualized basis). Accordingly, there can be no assurance that the forecast will be indicative of our future performance or that actual results will not differ materially from those presented in the forecast. If our forecasted results are not achieved, we may not be able to pay a regular quarterly dividend to holders of our Class A common stock at our initial quarterly dividend level or at all. Inclusion of the forecast in this prospectus should not be regarded as a representation by us, the underwriters or any other person that the results contained in the forecast will be achieved.

The accompanying forecast was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to our forecast, nor have they expressed any opinion or any other form of assurance on our forecast or its achievability, and our independent auditors assume no responsibility for, and disclaim any association with, our forecast.

We do not undertake any obligation to release publicly any revisions or updates that we may make to the forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the date of this prospectus. In light of this, the statement that we believe that we will have sufficient cash available for distribution (together with our other sources of liquidity) to allow Yield LLC to make distributions to Yieldco as the holder of Class A units of Yield LLC in amounts sufficient to allow Yieldco to pay the full regular quarterly dividend on all of our Class A common stock outstanding immediately after the consummation of this offering for each quarter in the twelve-month periods ending June 30, 2015 and December 31, 2015 (based on our initial quarterly dividend rate of $         per share per quarter (or $         per share on an annualized basis)) should not be regarded as a representation by us, the underwriters or any other person that we will pay such dividends. Therefore, you are cautioned not to place undue reliance on this information.

SunEdison Yieldco, Inc.

Estimated Cash Available for Distribution

Twelve Months Ending
(in thousands except per share data)	June 30, 2015	December 31, 2015
Operating revenues	$	$
Operating costs and expenses:
Cost of operations
Depreciation and accretion
General and administration

Total operating costs and expenses

Operating income
Interest expense, net

Income before income tax expense (benefit)
Income tax expense (benefit)

Net income

Less net income attributable to non-controlling interest

Net income attributable to Yieldco	$	$

Add:
Depreciation and accretion
Interest expense, net
Income tax expense (benefit)

Adjusted EBITDA(1)	$	$

Adjustments to reconcile net income to net cash provided by operating activities:
Net income	$	$
Non-cash incentive revenue
Non-cash interest expense
Depreciation and accretion
Amortization of deferred financing costs and debt discounts
Recognition of deferred revenue
Provision (benefit) for deferred taxes
Other
Changes in assets and liabilities

Net cash provided by operating activities	$	$

Adjustments to reconcile net cash provided by operating activities to cash available for distributions:
Net cash provided by operating activities	$	$
Changes in operating assets and liabilities
Deposits into/withdrawals from restricted cash accounts
Cash distributions to non-controlling interests
Scheduled project-level and other debt service and repayments
Non-expansionary capital expenditures
Other items

Estimated cash available for distribution	$	$

Estimated cash available for distribution to holders of Class A common stock
Estimated aggregate annual dividend	$	$
Shares of Class A common stock
Estimated annual dividend per share of Class A common stock	$	$

(1)	Adjusted EBITDA and cash available for distribution are non-GAAP measures. You should not consider these measures as alternatives to net income (loss), determined in accordance with GAAP, or net cash provided by operating activities, determined in accordance with GAAP. For definitions of Adjusted EBITDA and cash available for distribution and a complete discussion of their limitations, see footnotes (1) and (2), respectively, under the heading “Summary Historical and Pro Forma Financial Data” elsewhere in this prospectus.

Assumptions and Considerations

Set forth below are the material assumptions that we have made to demonstrate our ability to generate our estimated Adjusted EBITDA and estimated cash available for distribution for each of the twelve months ending June 30, 2015 and December 31, 2015. The forecast has been prepared by and is the responsibility of our management. Our forecast reflects our judgment of the conditions we expect to exist and the course of action we expect to take during the forecast period. While the assumptions disclosed in this prospectus are not all inclusive, such assumptions are those that we believe are material to our forecasted results of operations. We believe we have a reasonable basis for these assumptions. We believe that our historical results of operations will approximate those reflected in our forecast. However, we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecasted and our historical results, and those differences may be material. If our forecast is not achieved, we may not be able to pay cash dividends on our Class A common stock at the initial quarterly dividend level or at all.

General Considerations

•	The forecast assumes that in 2014, we will raise net proceeds of $ million in this offering (after deducting underwriting discounts and commissions) through the issuance of of our shares of Class A common stock at a price of $ per share. We have also assumed that immediately following the consummation of this offering, Yield LLC will have Class A units and Class B units outstanding and that all of such Class A units will be held by Yieldco. The forecast also assumes that the proceeds of this offering will be used as described in “Use of Proceeds” elsewhere in this prospectus and that in connection with the completion of this offering, the other transactions contemplated upon under the heading “Summary—Organizational Transactions” will have been consummated (other than the exercise by the underwriters of their option to purchase additional shares).

•	The historical period for the twelve months ended December 31, 2013 includes the results for our U.S. Distributed Generation Projects, which have a total nameplate capacity of 15.4 MW. The majority of these assets were operational for the full year ended December 31, 2013, except for 0.6 MW that achieved COD in March 2013 and 1.3 MW that achieved COD in September 2013.

•	The forecast periods include the results of Stonehenge and Norrington asset acquisitions in the United Kingdom, which are included in our initial portfolio. The Stonehenge project reflects a portfolio of three solar energy projects, which we expect to reach COD in April, 2014. The Norrington project is expected to reach COD in April 2014. These projects are not included in our historical financial results as we did not own them as of December 31, 2013.

•	Revenues reflect the terms specified in the fixed-priced PPAs for 100% of energy production. The electricity pricing used in the forecast is based on our expected annual electricity generation and long-term, contracted sales under PPAs, including RECs and ROCs.

•	Expenses are forecast based on historical experience, contracted service arrangements and other management estimates.

•	The forecast assumes our projects will operate within budgeted operating costs, including with respect to operations and maintenance activities pursuant to our O&M agreements and that there will be no unusual, non-recurring or unexpected operating, repair or maintenance charges.

Total Operating Revenue

We estimate that we will generate total operating revenue of $         million for the twelve months ending June 30, 2015 and $         million for the twelve months ending December 31, 2015, compared to $         million for the year ended December 31, 2013. We estimate     % of total operating revenues will come from RECs and ROCs. This increase in our forecasted periods compared to the historical period is attributed to the additional generation contributed by the Stonehenge and Norrington solar energy systems, which we expect to reach COD in April 2014. We estimate that these systems will generate approximately      MWhs for the twelve months ending June 30, 2015 compared to approximately 20,287 MWhs for all of our assets for the year ended December 31, 2013 (which does not include any generation for Stonehenge and Norrington as we did not own them at that time).

Cost of Operations

We estimate that we will incur a cost for operations expense of $         million for the twelve months ending June 30, 2015 and $         million for the twelve months ending December 31, 2015, compared to $         million for the year ended December 31, 2013. This increase in our forecasted periods from the historical period is primarily attributed to the acquisitions of Stonehenge and Norrington solar energy systems, which we expect to reach COD in April 2014.

Depreciation, Amortization and Accretion

We estimate that we will incur depreciation and amortization expense of $         million for the twelve months ending June 30, 2015 and $         million for the twelve months ending December 31, 2015 compared to $         million for the year ended December 31, 2013. This increase in our forecasted periods from the historical period is primarily attributed to Stonehenge and Norrington solar energy systems achieving COD in April 2014. Forecasted depreciation, amortization and accretion expense reflects management’s estimates, which are based on consistent average depreciable asset lives and depreciation methodologies under GAAP. We have assumed that the average depreciable asset lives are 30 years for our solar energy systems.

General and Administration

We estimate that we will incur general and administration expenses of $         million for the twelve months ending June 30, 2015 and $         for the twelve months ended December 31, 2015, compared to $         million for the year ended December 31, 2013. These expenses include certain shared services and administrative expenses attributed to such assets for their operations, our management services payment to our Sponsor under the Management Services Agreement and certain costs associated with being a public company.

Capital Expenditures

We estimate growth capital expenditures of $         million for the twelve months ending June 30, 2015 and $         million for the twelve months ending December 31, 2015, compared to $         million for the year ended December 31, 2013. The increase/decrease is primarily attributed to the Stonehenge and Norrington asset acquisitions.

Financing and Other

We estimate that interest expense will be $         million for the twelve months ending June 30, 2015 and $         million for the twelve months ending December 31, 2015, compared to $         million for the year ended December 31, 2013. The increase is primarily attributed to additional indebtedness borrowed under our Term Loan or Revolver. Forecasted interest expense is based on the following assumptions:

•	we estimate that our debt level will be approximately $ million as of June 30, 2015 and December 31, 2015; and

•	we estimate that our borrowing costs will average % and % for the twelve-month periods ending June 30, 2015 and December 31, 2015, respectively.

We estimate that principal amortization of indebtedness will be $         million for the twelve months ending June 30, 2015 and $         million for the twelve months ending December 31, 2015, compared to $         million for the twelve months ended December 31, 2013. The increase is primarily attributed to additional amortization following COD for projects in our initial portfolio.

Our Projects

The forecast above assumes that our portfolio of projects will consist of our initial portfolio during the relevant periods. See “Summary—Our Initial Portfolio and the Call Right Projects.” We have assumed that each of our construction projects will be completed on schedule for the budgeted construction costs. Although making acquisitions is part of our strategy, we have assumed we will not make any acquisitions during the forecast period.

MWh Sold

Our ability to generate sufficient cash available for distribution to pay dividends to holders of our Class A common stock is primarily a function of the volume of electricity generated and sold by our solar energy projects as well as, where applicable, the sale of green energy certificates related to energy generation. The volume of electricity generated and sold by our projects during a particular period is also impacted by the number of projects that have commenced commercial operations, as well as both scheduled and unexpected repair and maintenance required to keep our projects operational. The volume of electricity generated and sold by our projects will be negatively impacted if any projects experience higher than normal downtime as a result of equipment failures, electrical grid disruption or curtailment, weather disruptions or other events beyond our control.     % of the electricity to be generated across our projects will be committed for sale pursuant to long-term PPAs. Pricing under the PPAs is either fixed for the duration of the contract or, in the case of the United Kingdom, a specified period time (typically five years), after which a portion of the contracted revenue is subject to an adjustment based on the current market price. Of the projects in our initial portfolio, approximately     % of our nameplate MW capacity is represented by PPAs with fixed-pricing for the duration of the contract and approximately     % of our nameplate MW capacity is represented by PPAs that contain price adjustments after a stated period of time.

Regulatory, Industry and Economic Factors

Our estimated results of operations for the forecasted period are based on the following assumptions related to regulatory, industry and economic factors:

•	no material nonperformance or credit-related defaults by customers, suppliers, our Sponsor or any of our customers;

•	no new or material amendments to federal, state, local or foreign laws or regulations (including tax laws, tariffs and regulations), or interpretation or application of existing laws or regulation, relating to renewable energy generally, or solar energy specifically, that in either case will be materially adverse to our business or our suppliers’, our Sponsor’s or any of our customers’ businesses or operations;

•	no material adverse effects to our business, industry or our suppliers’, our Sponsor’s or any of our customers’ businesses or operations on account of natural disasters;

•	no material adverse change resulting from supply disruptions, reduced demand for electricity or electrical grid or interconnection disruption or curtailment;

•	no material adverse changes in market, regulatory and overall economic conditions; and

•	no material adverse changes in the existing regulatory framework, such as regulations relating to net metering or third party ownership of electrical generation.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2013 have been derived from our accounting predecessor’s financial data (as derived from the historical combined financial statements appearing elsewhere in this prospectus) and give pro forma effect to the Organizational Transactions, including the use of the estimated net proceeds from this offering, as if they had occurred on January 1, 2013. The unaudited pro forma consolidated balance sheet as of December 31, 2013 gives effective to the Organizational Transactions, including the use of the estimated proceeds from this offering, as if they had occurred on such date. We derived the following unaudited pro forma consolidated financial statements by applying pro forma adjustments to the historical combined financial statements of our accounting predecessor included elsewhere in this prospectus. The historical combined financial statements as of and for the year ended December 31, 2013 appearing elsewhere in this prospectus are intended to represent the financial results of our Sponsor’s solar assets that will be contributed to Yield LLC as part of the Initial Asset Transfers for that period.

The Formation Transactions for which we have made pro forma adjustments are as follows:

•	the Initial Asset Transfers;

•	Yield LLC entering into a new $ million Bridge Facility, of which $ million will be drawn prior to the completion of this offering to fund the acquisition by Yield LLC of solar projects developed by unaffiliated third parties prior to the completion of this offering; and

•	the completion of Yield LLC’s pending acquisitions of the Stonehenge and Norrington solar energy projects for an aggregate consideration of $ million.

The Offering Transactions for which we have made pro forma adjustments are as follows:

•	the amendment and restatement of Yieldco’s certificate of incorporation to provide for both Class A common stock and Class B common stock, and the concurrent conversion of (i) SunEdison’s interest in Yieldco’s common equity into shares of Class B common stock and (ii) certain equity interests held by certain of our executives and other employees of SunEdison into shares of Class A common stock;

•	the amendment of Yield LLC’s operating agreement to provide for Class A units and Class B units and to convert SunEdison’s units into Class B units and appoint Yieldco as the sole managing member of Yield LLC;

•	the sale of shares of our Class A common stock to the purchasers in this offering in exchange for net proceeds of approximately $ million, after deducting underwriting discounts and commissions but before offering expenses (all of which will be paid by SunEdison);

•	our use of the net proceeds from this offering to purchase newly issued Class A units of Yield LLC, representing % of Yield LLC’s outstanding membership units;

•	Yield LLC’s use of such proceeds to repay certain project-level indebtedness, to repay a portion of the Bridge Facility and for general corporate purposes, which may include future acquisitions of solar assets from SunEdison pursuant to the Support Agreement or from third parties; and

•	Yield Operating LLC’s execution of a new $ million Revolver, which will remain undrawn at the completion of this offering, and the Term Loan to refinance any remaining borrowings under the Bridge Facility.

The unaudited pro forma consolidated financial information is presented for informational purposes only. The unaudited pro forma consolidated financial information does not purport to represent what our results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future date.

We have not made any pro forma adjustments to our historical combined statement of operations for the year ended December 31, 2013 relating to the historical operations of our pending acquisitions of the Stonehenge or Norrington projects that will be part of our initial portfolio, as such projects have not yet commenced commercial operations and are not otherwise material as compared to our historical combined financial statements. We have made pro forma adjustments to our combined balance sheet as of December 31, 2013 to give effect to such acquisitions.

The unaudited pro forma consolidated balance sheet and statement of operations should be read in conjunction with the sections entitled “Summary—Organizational Transactions,” “Use of Proceeds,” “Capitalization,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and related notes thereto included elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Statement of Operations

for the Year Ended December 31, 2013

		Pro Forma Adjustments
(in thousands)	Predecessor Actual	Formation Transactions	Offering Transactions		SunEdison Yieldco, Inc. Pro Forma
Statement of operations data:
Operating costs and expenses:	$6,613	$	$		$
Cost of operations	394
Depreciation and accretion	1,789
General and administrative(1)	1,650

Total operating costs and expenses	3,833

Operating income	2,780
Interest expense, net	1,692	(2)		(3)

Income before income tax expense (benefit)	1,088
Income tax expense (benefit)	430

Net income	658

Less net income attributable to non-controlling interest	—			(4)

Net income attributable to Yieldco	$658	$	$		$

Notes to the Unaudited Pro Forma Consolidated Statements of Operations

(1)	General and administrative expenses include certain historical costs incurred by SunEdison and allocated to our accounting predecessor. These costs are not necessarily indicative of costs which would have been incurred had Yieldco been a standalone entity nor are these costs necessarily indicative of what our general and administrative expenses will be in the future. Upon completion of this offering, we expect that our general and administrative expense will be comprised primarily of the management fee we will pay to our Sponsor for the management and administration services provided to us under the Management Services Agreement. See “Certain Relationships and Related Party Transactions—Management Services Agreement.” We have not made any pro forma adjustments to general and administrative expenses included in our historical financial statements to reflect these payments.

(2)	Reflects the net increase in interest expense associated with increased borrowings under the Bridge Facility to finance the acquisition by Yield LLC of solar projects developed by unaffiliated third parties prior to the completion of this offering.

(3)	Represents the decrease in interest expense associated with the repayment of a portion of the borrowings under the Bridge Facility and other project-level indebtedness with a portion of the net proceeds from this offering. See “Use of Proceeds.”

(4)	Yieldco will become the sole managing member of Yield LLC subsequent to consummation of the Initial Asset Transfers. After consummation of the Organizational Transactions, Yieldco will own less than 100% of the economic interests in Yield LLC but will have 100% of the voting power and control the management of Yield LLC. Giving pro forma effect to the Organizational Transactions, including the use of proceeds from this offering as if each had occurred on January 1, 2013, the non-controlling interest would have been %, representing the income attributable to the non-controlling member, SunEdison.

Unaudited Pro Forma Consolidated Balance Sheet

As of December 31, 2013

		Pro Forma Adjustments
(in thousands except share data)	Predecessor Actual	Formation Transactions	Offering Transactions	SunEdison Yieldco, Inc. Pro Forma
Assets
Current assets:
Cash and cash equivalents(1)	$3	$	$	$
Restricted cash	4,452
Accounts receivable	276
Deferred income taxes	69
Prepayments and other current assets	59
Due from parent and affiliates	123

Total currents assets	4,982
Property and equipment, net(2)	46,581
Intangible assets(3)	—
Deferred financing costs, net	236

Total assets	$51,799	$	$	$

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$1,309	$	$	$
Accounts payable and other current liabilities	271
Deferred revenue	215
Due to parents and affiliates	6,868
Total current liabilities	8,663
Long-term debt	17,533	(4)	(5)
Deferred revenue	5,376
Deferred income taxes(4)	5,145
Asset retirement obligations	2,836

Total liabilities	$39,553	$	$	$
Equity(6):
Net parent investment	$12,246	$	$	$
Class A common stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual; authorized and issued and outstanding, as adjusted	—
Class B common stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual; authorized, issued and outstanding, as adjusted	—
Preferred stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual; authorized and no shares issued and outstanding, as adjusted	—
Additional paid-in-capital	—
Non-controlling interest	—

Total equity	12,246

Total liabilities and equity	$51,799	$	$	$

Notes to the Unaudited Pro Forma Consolidated Balance Sheet

(1)	Reflects the net effect on cash and cash equivalents of the receipt of offering proceeds of $ million and the use of proceeds as described in “Use of Proceeds.”

(2)	Reflects the effect of the Norrington and Stonehenge asset acquisitions.

(3)	Represents an increase in intangible assets as a result of giving effect to the completion of the Stonehenge and Norrington asset acquisitions.

(4)	Reflects an increase in long-term debt associated with increased borrowings under the Bridge Facility to finance the Stonehenge and Norrington asset acquisitions prior to the completion of this offering.

(5)	Reflects a decrease in long-term debt as a result of the use of a portion of the net proceeds of this offering to repay a portion of the borrowings under the Bridge Facility and other project-level indebtedness.

(6)	Represents adjustments to stockholders’ equity reflecting (i) par value for Class A and Class B common stock to be outstanding following this offering, (ii) an increase of $ million of additional paid-in capital as a result of the issuance of Class A common stock in this offering, (iii) the elimination of the Yield LLC Class B units upon consolidation, and (iv) a decrease of $ million in retained earnings to allocate a portion of Yield LLC’s equity to noncontrolling interest.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table shows selected historical combined financial data at the dates and for the periods indicated. The selected historical combined financial data as of and for the years ended December 31, 2012 and 2013 have been derived from the audited combined financial statements of our accounting predecessor included elsewhere in this prospectus. The historical financial statements as of and for the years ended December 31, 2012 and 2013 are intended to represent the financial results of our Sponsor’s contracted renewable energy assets that will be contributed to Yield LLC as part of the Initial Asset Transfers for those periods.

The following table should be read together with, and is qualified in its entirety by reference to, the historical combined financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the historical combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions—Management Services Agreement.”

The financial statements of Yieldco have not been presented in this prospectus as it is a newly incorporated entity, had no business transactions or activities to date and had no assets or liabilities during the periods presented in this prospectus.

	For the Year Ended December 31,
(in thousands)	2012	2013
Statement of Operations Data:
Operating costs and expenses:	$6,474	$6,613
Cost of operations	328	394
Depreciation and accretion	1,606	1,789
General and administrative	1,880	1,650

Total operating costs and expenses	3,814	3,833

Operating income	2,660	2,780
Interest expense, net	1,781	1,692

Income before income tax expense (benefit)	879	1,088
Income tax expense (benefit)	(755)	430

Net income	$1,634	$658

Other Financial Data:
Adjusted EBITDA(1)	$4,266	$4,569
Cash Flow Data:
Net cash provided by (used in):
Operating activities	2,254	7,473
Investing activities	(2,123)	(1,115)
Financing activities	(128)	(6,358)

Balance Sheet Data (at period end):
Cash and cash equivalents	$3	$3
Restricted cash	3,957	4,452
Property and equipment, net	42,416	46,581
Total assets	47,093	51,779
Total liabilities	34,772	39,553
Total equity	12,321	12,246

(1)	Adjusted EBITDA is a non-GAAP financial measure. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as net income plus interest expense, net, income taxes, depreciation and accretion, after eliminating the impact of non-recurring items and other factors that we do not consider indicative of future operating performance. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and

•	it is used by our management for internal planning purposes, including aspects of our consolidated operating budget and capital expenditures.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;

•	it does not reflect payments made or future requirements for income taxes;

•	it adjusts for contract amortization, mark-to-market gains or losses, asset write offs, impairments and factors that we do not consider indicative of future performance;

•	it reflects adjustments for factors that we do not consider indicative of future performance, even though we may, in the future, incur expenses similar to the adjustments reflected in our calculation of Adjusted EBITDA in this prospectus; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

The following table presents a reconciliation of net income to Adjusted EBITDA:

	For the Year Ended December 31,
(in thousands)	2012	2013
Net income	$1,634	$658
Add:
Depreciation and accretion	1,606	1,789
Interest expense, net	1,781	1,692
Income tax (benefit) expense	(755)	430

Adjusted EBITDA	$4,266	$4,569

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements” and other matters included elsewhere in this prospectus. The following discussion of our financial condition and results of operations should be read in conjunction with our predecessor’s historical combined financial statements and the notes thereto included elsewhere in this prospectus and our unaudited pro forma financial data, as well as the information presented under “Summary Historical and Pro Forma Financial Data,” “Selected Historical Combined Financial Data,” and “Unaudited Pro Forma Condensed Consolidated Financial Data.”

Overview

We are a dividend growth-oriented company formed to own and operate contracted clean power generation infrastructure assets acquired from SunEdison and unaffiliated third parties. Our business objective is to acquire high-quality contracted cash flows, primarily from owning solar generation assets serving utility, commercial and residential customers. Over time, we intend to acquire other clean power generation assets, including wind, natural gas, geothermal and hydro-electricity, as well as hybrid energy solutions that enable us to provide contracted power on a 24/7 basis. We believe the renewable power generation segment is growing more rapidly than other power generation segments due in part to the emergence in various energy markets of “grid parity,” which is the point at which renewable energy sources can generate electricity at a cost equal to or lower than prevailing electricity prices. We believe we are well-positioned to capitalize on this growth, both through project originations and transfers from our Sponsor as well as through acquisitions from unaffiliated third parties. We will benefit from the development pipeline, asset management experience and relationships of our Sponsor, which as of December 31, 2013 had a 3.4 GW pipeline of development stage solar projects and approximately 1.9 GW of self-owned and third party solar power generation assets under management. Our Sponsor will provide us with a dedicated management team that has significant experience in clean power generation. We believe we are well-positioned for substantial growth due to the high-quality, diversification and scale of our project portfolio, the long-term power purchase agreements, or “PPAs,” we have with creditworthy counterparties, our dedicated management team and our Sponsor’s project origination and asset management capabilities.

Our initial portfolio will consist of solar projects located in the United States, its unincorporated territories and the United Kingdom with total nameplate capacity of 68.4 MW. All of these projects will have long-term PPAs with creditworthy counterparties. We intend to rapidly expand and diversify our initial project portfolio by acquiring clean utility scale and distributed generation assets located in the United States, Canada, the United Kingdom and Chile, each of which we expect will also have a long-term PPA with a creditworthy counterparty. Growth in our project portfolio will be driven by our relationship with our Sponsor, including access to its project pipeline, and by our access to unaffiliated third party developers and owners of clean generation assets in our core markets.

Factors that Significantly Affect our Results of Operations and Business

We expect the following factors will affect our results of operations:

Increasing Utilization of Clean Power Generations Sources

Clean energy has been one of the fastest growing sources of electricity generation in North America and globally over the past decade. We expect the renewable generation segment in particular to continue to offer high growth opportunities driven by:

•	the significant reduction in the cost of solar and other renewable energy technologies, which will lead to grid parity in an increasing number of markets;

•	distribution charges and the effects of an aging transmission infrastructure, which enable renewable energy generation sources located at a customer’s site, or distributed generation, to be more competitive with, or cheaper than, grid-supplied electricity;

•	the replacement of aging and conventional power generation facilities in the face of increasing industry challenges, such as regulatory barriers, increasing costs of and difficulties in obtaining and maintaining applicable permits, and the decommissioning of certain types of conventional power generation facilities, such as coal and nuclear facilities;

•	the ability to couple renewable power generation with other forms of power generation, creating a hybrid energy solution capable of providing energy on a 24/7 basis while reducing the average cost of electricity obtained through the system;

•	the desire of energy consumers to lock in long-term pricing of a reliable energy source;

•	renewable power generation’s ability to utilize freely available sources of fuel avoiding the risks of price volatility and market disruptions associated with many conventional fuel sources;

•	environmental concerns over conventional power generation; and

•	government policies that encourage development of renewable power, such as state or provincial renewable portfolio standard programs, which motivate utilities to procure electricity supply from renewable resources.

In addition to renewable energy, we expect natural gas to grow as a source of electricity generation due to its relatively lower cost and lower environmental impact compared to other fossil fuel sources, such as coal and oil.

Project Operations and Generation

Our revenue is primarily a function of the volume of electricity generated and sold by our solar energy projects as well as, where applicable, the sale of green energy certificates related to energy generation. Our initial portfolio of power generation assets is or will be fully contracted under long-term PPAs with creditworthy counterparties. Pricing under these PPAs is or will be fixed for the duration of the contract or, in the case of the United Kingdom, for a specified period of time (typically five years), after which the pricing is adjustable based on current market prices. Certain of our PPA have price escalators based on an index (such as the consumer price index) or other rates specified in the applicable PPA.

Our initial portfolio has a total nameplate capacity of 68.4 MW, and our generation availability across our project portfolio was 96.0% for the year ended December 31, 2013. For this purpose, we defined “generation availability” as the actual amount of time a power generation asset produces electricity divided by the amount of time such asset is expected to produce electricity, which reflects anticipated maintenance and interconnection interruptions. Our ability to generate electricity in an efficient and cost-effective manner is impacted by our ability to maintain and utilize the electrical generation capacity of our projects. The volume of electricity generated and sold by our projects during a particular period is also impacted by the number of projects that have commenced commercial operations, as well as both scheduled and unexpected repair and maintenance required to keep our projects operational. Equipment performance represents the primary factor affecting our operating results because equipment down time impacts the volume of the electricity that we are able to generate from our projects. The volume of electricity generated and sold by our projects will be negatively impacted if any projects experience higher than normal downtime as a result of equipment failures, electrical grid disruption or curtailment, weather disruptions or other events beyond our control.

Generally, over longer time periods, we expect our portfolio will exhibit less variability in generation compared to shorter periods. It is likely that we will experience more generation variability in monthly or quarterly production than we do for annual production. As a result, our periodic cash flows and payout ratios will reflect more variability during periods shorter than a year. While we intend to reserve a portion of our cash available for distribution and maintain a revolving credit facility in order to, among other things, facilitate the payment of dividends to our stockholders, unpredicted variability in generation could result in variability of our dividend payments to the extent we lack sufficient reserves and liquidity.

We use reliable and proven solar panels, inverters and other equipment manufactured by financially sound suppliers for each of our projects. We believe this combination significantly reduces the probability of unexpected equipment failures. Additionally, through our Management Services Agreement with our Sponsor, one of the world’s largest solar energy developers and operators, we have access to significant resources to support the maintenance and operation of our business. We believe our relationship with our Sponsor provides us with the opportunity to benefit from our Sponsor’s expertise in solar technology, project development, finance, and management and operations.

Project Acquisitions

Our ability to execute our growth strategy is dependent on our ability to acquire additional clean power generation assets from our Sponsor and unaffiliated third parties. We are focused on acquiring long-term contracted clean power generation assets with proven technologies, low operating risks and stable cash flows in geographically diverse locations with growing demand and stable legal and political systems. We expect to have the opportunity to increase our cash available for distribution and, in turn, our quarterly dividend per share by acquiring additional assets from our Sponsor, including those available to us under the Support Agreement, and from third parties.

Prior to the completion of this offering, we will enter into the Support Agreement with our Sponsor, which requires our Sponsor to offer us Call Right Projects from its development pipeline by the end of 2016 that are projected to generate an aggregate of at least $200.0 million of FTM CAFD. Specifically, the Support Agreement requires our Sponsor to offer us:

•	during calendar year 2015, solar projects that are projected to generate at least $75.0 million of FTM CAFD; and

•	during calendar year 2016, solar projects that are projected to generate at least $125.0 million of FTM CAFD.

The Call Right Projects that are specifically identified in the Support Agreement currently have a total nameplate capacity of 1.8 GW. We believe the currently identified Call Right Projects will be sufficient to satisfy a majority of the minimum thresholds of FTM CAFD for 2015 and a substantial portion of the minimum thresholds of FTM CAFD for 2016. The Support Agreement provides that our Sponsor is required to update the list of Call Right Projects with additional qualifying Call Right Projects from its pipeline on a quarterly basis until we have been offered Call Right Projects that are projected to generate the specified minimum amount of FTM CAFD for each of the periods covered by the Support Agreement. In addition, the Support Agreement grants us a right of first offer with respect to the ROFO Projects.

As of December 31, 2013, our Sponsor’s pipeline (as defined below) was 3.4 GW. We benefit from this pipeline because our Sponsor has granted us a right to acquire the Call Right Projects and a right of first offer with respect to the ROFO Projects pursuant to the Support Agreement.

SunEdison includes a solar energy system project in its “pipeline” when it has a signed or awarded PPA or other energy off-take agreement or has achieved each of the following three items: site control, an identified interconnection point with an estimate of the interconnection costs and an executed energy off-take agreement or the determination that there is a reasonable likelihood that an energy off-take agreement will be signed. There can be no assurance that SunEdison’s pipeline will be converted into completed projects or that we will acquire these projects.

In addition to acquiring clean power generation assets from our Sponsor, we intend to pursue additional acquisition opportunities that are complementary to our business from unaffiliated third parties. See “Business—Our Business Strategy.”

When we acquire clean power generation assets from a party other than our Sponsor, our financial statements will generally reflect such assets and their associated operations beginning on the date the acquisition is consummated. For so long as our Sponsor controls us, acquisitions from it will result in a recast of our financial statements for prior periods in accordance with accounting rules applicable to transactions between entities under common control. As a result, our financial statements would reflect such assets and resulting costs and operations for periods prior to the consummation of the acquisition.

Scalability

As we grow our portfolio, we expect our revenue to increase at a higher rate than our costs and expenses. Our ability to scale our operational, acquisition and financial management capabilities as we grow our business is based upon the existing management capabilities and infrastructure of our Sponsor which will allow us to leverage our operating structure. We believe this will have a positive impact on our results of operations as we complete acquisitions in the future.

Pursuant to the Management Services Agreement, our Sponsor will provide or arrange for the provision of operational, management and administrative services to us and our subsidiaries, and we will pay our Sponsor a base management fee equal to approximately $         million per quarter. The base management fee will be subject to an inflation-based adjustment annually beginning on January 1, 2015 at an inflation factor based on the year-over-year U.S. consumer price index. It will also be subject to adjustments following the consummation of future acquisitions (in an amount equal to    % of the enterprise value of any acquired projects subject to an annual cap) and as a result of a change in the scope of services provided under the Management Services Agreement.

Seasonality

The amount of electricity our solar power generation assets produce is dependent in part on the amount of sunlight, or irradiation, where the assets are located. Because shorter daylight hours in winter months results in less irradiation, the generation of particular assets will vary depending on the season. Additionally, to the extent more of our power generation assets are located in the northern or southern hemisphere, overall generation of our entire asset portfolio could be impacted by seasonality. While we expect seasonal variability to occur, we expect aggregate seasonal variability to decrease if geographic diversity of our portfolio between the northern and southern hemisphere increases.

We expect our initial portfolio’s power generation to be at its lowest during the fourth quarter of each year. Similarly, we expect our fourth quarter revenue generation to be lower than other quarters. We intend to reserve a portion of our cash available for distribution and maintain a revolving credit facility in order to, among other things, facilitate the payment of dividends to our stockholders. As a result, we do not expect seasonality to have a material effect on the amount of our quarterly dividends.

Location of Power Generation Assets/Tax Repatriation

While we are a United States taxpayer, a significant portion of our assets are located in foreign tax jurisdictions and we expect that we will acquire additional power generation assets in foreign tax jurisdictions in the future. Changes in tax rates and the application of foreign tax withholding requirements in foreign jurisdictions where we own power generation assets will impact the contribution from such assets to cash available for distribution.

Cash Distribution Restrictions

In many cases we obtain project-level financing for our clean power generation assets. These project financing arrangements typically restrict the ability of our project subsidiaries to distribute funds to us unless specific financial thresholds are satisfied on specified dates. Although our calculation of our cash available for distribution will reflect the cash generated by such project subsidiaries, we may not have sufficient liquidity to make corresponding distributions until the cash is actually distributed and/or such financial thresholds are satisfied. As a result, Yield LLC may incur borrowings under our Revolver to fund dividends or increase our reserves for the prudent conduct of our business.

Foreign Exchange

Our operating results are reported in United States dollars. However, in the future, we expect a significant amount of our revenues and expenses will be generated in currencies other than United States dollars (including the British pound, the Canadian dollar and other currencies). As a result, we expect our revenues and expenses will be exposed to foreign exchange fluctuations in local currencies where our clean power generation assets are located. To the extent we do not hedge these exposures, fluctuations in foreign exchange rates could negatively impact our profitability.

Interest Rates

As of December 31, 2013 all of our long-term debt was borrowed at fixed interest rates. However, in the future, we expect a substantial amount of our corporate and project-level capital structure will be financed with variable rate debt or similar arrangements. We also expect that we will refinance fixed rate debt from time to time. If we incur variable rate debt or refinance our fixed rate debt, changes in interest rates could have an adverse effect on our cost of capital.

Key Metrics

Operating Metrics

Nameplate Megawatt Capacity

We measure the electricity-generating production capacity of our power generation assets in nameplate megawatt capacity. Rated capacity is the expected maximum output a power generation system can produce without exceeding its design limits. Nameplate capacity is the rated capacity of all of the power generation assets we own adjusted to reflect our economic ownership of joint ventures and similar projects. The size of our power generation assets varies significantly among the assets comprising our portfolio. We believe the aggregate nameplate megawatt capacity of our portfolio is indicative of our overall production capacity and period to period comparisons of our nameplate megawatt capacity are indicative of the growth rate of our business.

Generation Availability

Generation availability refers to the actual amount of time a power generation asset produces electricity divided by the amount of time such asset is expected to produce electricity, which reflects anticipated maintenance and interconnection interruptions. We track generation availability as a measure of the operational efficiency of our business.

Megawatt Hour Generation

Megawatt hour generation refers to the actual amount of electricity a power generator produces over a specific period of time. We track the aggregate generation of our power generation assets as it is indicative of the periodic production of our business operations.

Megawatt Hours Sold

Megawatt hours sold refers to the actual volume of electricity generated and sold by our projects during a particular period. We track megawatt hours sold as an indicator of our ability to recognize revenue from the generation of electricity at our projects.

Financial Metrics

Cash Available for Distribution

As calculated in this prospectus, cash available for distribution represents net cash provided by (used in) operating activities (i) plus or minus changes in operating assets and liabilities, (ii) minus deposits into (or plus withdrawals from) restricted cash accounts required by project financing arrangements, (iii) minus cash distributions paid to non-controlling interests, if any, (iv) minus scheduled project-level and other debt service payments and repayments in accordance with the related borrowing arrangements, to the extent they are paid from operating cash flows during a period, (v) minus non-expansionary capital expenditures, if any, to the extent they are paid from operating cash flows during a period, and (vi) plus or minus other items as necessary to present the cash flows we deem representative of our core business operations.

We believe cash available for distribution is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of financial performance. In addition, cash available for distribution is used by our management team for internal planning purposes. For a further discussion of cash available for distribution, including a reconciliation of net cash provided by (used in) operating activities to cash available for distribution and a discussion of its limitations, see footnote 2 under the heading “Summary Historical and Pro Forma Financial Data” elsewhere in this prospectus.

Adjusted EBITDA

We define Adjusted EBITDA as net income plus interest expense, net, income taxes, depreciation and accretion, after eliminating the impact of non-recurring items and other factors that we do not consider indicative of future operating performance.

We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities. In addition, Adjusted EBITDA it used by our management for internal planning purposes, including for certain aspects of our consolidated operating budget and capital expenditures. See footnote 1 under the heading “Summary Historical and Pro Forma Financial Data” elsewhere in this prospectus for a discussion on the limitations of Adjusted EBITDA.

Components of Results of Operations

Operating Revenues

Energy

Energy revenue is earned as electricity is generated by our solar power generation assets and is based on actual electricity output and the contracted rates agreed with the customer. Certain of our PPAs have price escalators based on an index (such as the consumer price index) or rates set forth in the applicable PPA.

Incentives

We receive incentives or subsidies from various United States state governmental jurisdictions in the form of solar renewable energy credits, or “RECs,” which we sell to third parties. We also receive performance-based incentives, or “PBIs,” from public utilities in connection with certain sponsored programs. RECs and PBIs are based on the actual level of output generated from our solar energy systems. For RECs, the revenue recognition criteria are met when the energy is produced and a REC is generated and transferred to a third party pursuant to a contract with that party fixing the price for the REC. For PBIs, revenue is recognized upon validation of the kilowatt hours produced from a third party metering company because the quantities to be billed to the utility are determined and agreed to at that time.

We expect we will receive incentives from the government of the United Kingdom in the form of Renewable Obligation Certificates, or “ROCs,” which we expect to sell to unaffiliated third parties. ROCs are based on the actual level of output generated from the applicable power generation facility. Revenue is recognized in respect of ROCs when the energy is produced, specified criteria are met and the ROC is transferred to a third party with a specified price.

Operating Costs and Expenses

Cost of operations

Our cost of operations is comprised of the contractual costs incurred under our fixed price operations and maintenance and project-level management administration agreements with annual escalators for our solar power generation assets.

Depreciation and accretion

Depreciation expense is recognized using the straight-line method over the estimated useful lives of our solar power generation assets. Accretion expense represents the increase in asset retirement obligations over the remaining operational life of the associated solar power generation assets.

General and administrative

Our general and administrative expenses consist primarily of the allocation of general corporate overhead costs from our Sponsor that are attributable to our predecessor operations. These costs include legal, accounting, tax, treasury, information technology, insurance, employee benefit costs, communications, human resources, and procurement. In addition, general and administrative expenses include property taxes and insurance. Upon completion of this offering, we expect that our general and administrative expense will be comprised primarily of the management fee we will pay to our Sponsor for the management and administration services provided to us under the Management Services Agreement. See “Certain Relationships and Related Party Transactions—Management Services Agreement.” We have not made any pro forma adjustments to general and administrative expenses included in our historical financial statements to reflect these payments.

Interest Expense

Interest expense is comprised of interest incurred under our fixed rate term bonds and solar program loans and the amortization of deferred financing costs incurred in connection with obtaining construction and term financing.

Income Tax Expense (Benefit)

Income tax expense (benefit) consists of federal and state income taxes in the United States and certain foreign jurisdictions, and deferred income taxes and changes in related valuation allowance reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Combined Results of Operations of Our Predecessor

The following table summarizes our historical combined statements of operations as a percentage of operating revenues for the periods shown:

	For the Year Ended December 31,
(As a percentage of operating revenues)	2013	2012
Operating revenues	100%	100%
Operating costs and expenses:
Cost of operations	6	5
Depreciation and accretion	27	25
General and administrative	25	29

Total operating costs and expenses	58	59

Operating income	42	41
Interest expense, net	26	28

Income before income tax expense (benefit)	16	13
Income tax expense (benefit)	6	(12)

Net income	10%	25%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Operating Revenues

Operating revenues for the years ended December 31, 2013 and 2012 were as follows:

	For the Year Ended December 31,
Operating Revenues (in thousands, other than MW data)	2013	2012
Energy	$2,585	$2,331
Incentives	4,028	4,143

Total operating revenues	$6,613	$6,474

MWh sold	20,287	19,567
Nameplate megawatt capacity (MW)(1)	15.5	13.6

(1)	At end of period.

Operating revenues increased by $139 thousand during the year ended December 31, 2013 compared to the same period in 2012. The increase in operating revenues is driven by higher energy volume primarily due to the completion of solar energy systems located in Puerto Rico, which reached commercial operations in December 2012 and September 2013, resulting in a 14.0% increase in nameplate megawatt capacity compared to the year ended December 31, 2012. As a result, MWh sold increased 720 MWh, or 3.7%, during the year ended December 31, 2013 compared to the same period in 2012.

Costs of Operations

Costs of operations increased by $66 thousand to $394 thousand for the year ended December 31, 2013 compared to $328 for the year ended December 31, 2012, due primarily to the completion of additional solar energy projects in the later portion of 2013.

General and Administrative Expense

General and Administrative expense decreased by $230 thousand to $1.7 million for the year ended December 31, 2013 compared to $1.9 million for the year ended December 31, 2012, due primarily to a decrease in the allocation of general and administrative expenses from our Sponsor.

Depreciation and Accretion

Depreciation and accretion expense increased by $183 thousand to $1.8 million for the year ended December 31, 2013 compared to $1.6 million for the year ended December 31, 2012, due primarily to additional depreciation for solar energy systems that reached commercial operations in late 2012 and throughout 2013.

Interest Expense, Net

Interest expense, net decreased by $89 thousand during the year ended December 31, 2013 compared to the same period in 2012 primarily as a result lower average outstanding balances resulting from the repayment of debt during the year.

Income Tax (Expense) Benefit

Income tax expense was $430 thousand for the year ended December 31, 2013 compared to an income tax benefit of $755 thousand during the same period in 2012, due primarily to grants received in lieu of tax credits in 2012 that were not received in 2013.

Liquidity and Capital Resources

Our principal liquidity requirements are to finance current operations, service our debt and fund cash dividends to our investors. We will also use capital in the future to finance expansion capital expenditures and acquisitions. Historically, our predecessor operations were financed as part of our Sponsor’s integrated operations and largely relied on internally generated cash flows as well as corporate and/or project-level borrowings to satisfy capital expenditure requirements. As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated electricity sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. Equity financing, if any, could result in the dilution of our existing stockholders and make it more difficult for us to maintain our dividend policy. In addition, any of the items discussed in detail under “Risk Factors” in this prospectus may also significantly impact our liquidity.

Liquidity Position

We believe that, following the completion of this offering, we will have sufficient borrowings available under our new revolving credit facility, liquid assets and cash flows from operations to meet our financial commitments, debt service obligations, contingencies and anticipated required capital expenditures for at least the next 12 months. As of December 31, 2013 and 2012, our liquidity was approximately $4.5 million and $4.0 million, respectively, comprised of cash and restricted cash.

However, we are subject to business and operational risks that could adversely affect our cash flow. A material decrease in our cash flows would likely produce a corresponding adverse effect on our borrowing capacity.

Sources of Liquidity

Following the closing of this offering, we expect our ongoing sources of liquidity to include cash on hand, cash generated from operations, borrowings under new and existing financing arrangements and the issuance of additional equity securities as appropriate given market conditions. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity needs. Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as make acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As described in Note 5, Debt, to our audited combined financial statements, our financing arrangements as of December 31, 2013 consisted mainly of the project-level financings for our various assets.

Revolving Credit Facility

In connection with this offering, we anticipate that Yield Operating LLC will enter into the Revolver, which is expected to provide for a revolving line of credit of approximately $         million. The Revolver is expected to include borrowing capacity available for letters of credit and for incremental commitments of up to $         million. We expect that Yield LLC will be a guarantor under the revolving credit facility. The revolving credit facility is expected to contain certain financial covenants, including maximum borrower leverage ratio and minimum borrower interest coverage ratio. In general, Yield Operating LLC expects that the revolving credit facility will contain representations and warranties that are customary for this type of financing, including limitations on investments and restricted payments;

provided, however, that each of Yield Operating LLC and Yield LLC will be permitted to pay distributions to unitholders out of available cash so long as no default or event of default under the Revolver shall have occurred and be continuing at the time of such distribution or would result therefrom and it is in compliance with its financial covenants. We expect that the Revolver will contain events of default that are customary for this type of financing.

Yield Operating LLC is still in preliminary discussions with potential arrangers and lenders with respect to the terms of the new revolving credit facility. The actual terms of the new facility will depend on the results of negotiations with lenders. We expect that affiliates of certain of the underwriters will participate as arrangers and/or lenders under the revolving credit facility.

Term Loan

In connection with this offering, we also anticipate that Yield Operating LLC will enter into a new term loan facility to refinance any remaining borrowings outstanding under the Bridge Facility. We are still in preliminary discussions with potential arrangers and lenders with respect to the terms of the Term Loan. In general, we expect that the Term Loan will contain representations and warranties, financial and restrictive covenants, events of default and collateral arrangements that are customary for this type of financing. The actual terms of our Term Loan will depend on the results of negotiations with our lenders. See “Description of Certain Indebtedness—Term Loan.”

Project-Level Financing Arrangements

We have outstanding project-specific non-recourse financing that is backed by certain of our solar energy system assets.

Term Bonds.    We have outstanding term bonds consisting of four fixed rate facilities maturing between January 2016 and January 2031. The aggregate outstanding principal amount of term bonds was $8.7 million as of December 31, 2013. The fixed interest rates range between 5.25% and 7.50%. The term bond agreements contain certain representations, covenants and warranties of the borrower including limitations on business activities, guarantees, environmental issues, project maintenance standards, and a minimum debt service coverage ratio requirement. The term bonds require the applicable project subsidiary to satisfy certain financial tests and other customary conditions to permit distributions. As of December 31, 2013, our project subsidiaries were in compliance with all covenants set forth in the Term Bonds.

Solar Program Loans.    We have 19 outstanding solar program loans maturing between September 2024 and October 2026. The aggregate outstanding principal amount of the loans was $10.1 million as of December 31, 2013. The fixed interest rates range between 11.11% and 11.31%. Payments of principal and interest under the loans are satisfied by the delivery of RECs generated by the applicable solar energy systems. The RECs are valued at the greater of the floor price, as stated in the loan agreements, or the market value. The lender performs an annual and biennial calculation to ensure that the RECs have covered 90% of the payments per the original amortization schedule annually and 100% of the payments biennially. Generally, the RECs generated have been sufficient to satisfy all or substantially all of the principal and interest payments and we don’t expect these loans to have an adverse effect on our liquidity. The loan agreements contain customary covenants related to business operations, maintenance of the projects, insurance coverage, and a debt service calculation requirement. As of December 31, 2013, our project subsidiaries were in compliance with all covenants set forth in the Solar Program Loans.

Uses of Liquidity

Our principle requirements for liquidity and capital resources, other than for operating our business, can generally be categorized by the following: (i) debt service obligations; (ii) funding acquisitions, if any; and (iii) cash dividends to investors. Generally, once COD is reached, solar power generation assets do not require significant capital expenditures to maintain operating performance.

Debt Service Obligations

Principal payments on debt as of December 31, 2013 are due in the following periods:

(in thousands)	2014	2015	2016	2017	2018	Thereafter	Total
Maturities of long-term debt	$1,309	$1,413	$1,275	$1,017	$1,136	$12,692	$18,842

Acquisitions

Following the completion of this offering, we expect to acquire additional projects. Although we have no commitments to make any such acquisitions, we expect to acquire certain of the Call Right Projects and ROFO Projects. We do not expect to have sufficient amounts of cash on hand to fund the acquisition costs of all of such Call Right Projects and ROFO Projects. As a result, we will need to either finance a portion of such acquisitions by raising additional equity or issuing new debt. We believe that we will have the financing capacity to pursue such opportunities, but we are subject to business, operational and macroeconomic risks that could adversely affect our cash flows and ability to raise capital. A material decrease in our cash flows or downturn in the equity or debt capital markets would likely produce a corresponding adverse effect on our ability to finance such acquisitions.

Cash Dividends to Investors

We intend to cause Yield LLC to distribute to its unitholders in the form of a quarterly distribution a portion of the cash available for distribution that is generated each quarter. In turn, we intend to use the amount of cash available for distribution that Yieldco receives from such distribution to pay quarterly dividends to the holders of our Class A common stock. The cash available for distribution is likely to fluctuate from quarter to quarter and in some cases significantly if any projects experience higher than normal downtime as a result of equipment failures, electrical grid disruption or curtailment, weather disruptions or other events beyond our control. We expect our dividend payout ratio to vary as we intend to maintain or increase our dividend despite variations in our cash available for distribution from period to period.

See “Cash Dividend Policy—Assumptions and Considerations.”

Cash Flow Discussion

We use traditional measures of cash flow, including net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities, as well as cash available for distribution to evaluate our periodic cash flow results.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

The following table reflects the changes in cash flows for the comparative periods:

	For the Year Ended December 31,
(in thousands)	2013	2012	Change
Net cash provided by operating activities	7,473	$2,254	$5,219
Net cash used in investing activities	(1,115)	(2,123)	1,008
Net cash used in financing activities	(6,358)	(128)	(6,230)

Total	$—	$3	$(3)

Net Cash Provided By Operating Activities

Changes to net cash provided by operating activities were primarily driven by the timing of cash payments to our Sponsor and affiliates for reimbursement of operating expenses paid by the same or other affiliates of our Sponsor.

Net Cash Used By Investing Activities

Changes to net cash used by investing activities were driven by changes in restricted cash in accordance with the restrictions in our debt agreements.

Net Cash Provided By Financing Activities

Changes in net cash provided by financing activities were primarily driven by an increase in cash distributions to our Sponsor of $6.3 million and an increase in principle payments on long-term debt of $96 thousand.

Contractual Obligations and Commercial Commitments

We have a variety of contractual obligations and other commercial commitments that represent prospective cash requirements. The following table summarizes our outstanding contractual obligations and commercial commitments as of December 31, 2013.

	Payment Due by Period
Contractual Cash Obligations (in thousands)	Under 1 Year	1-3 Years	3-5 Years	Over 5 Years	Total
Long-term debt (principal)(1)	$1,309	$2,688	$2,153	$12,692	$18,842
Long-term debt (interest)	1,781	3,193	2,734	5,616	13,324
Purchase obligations(2)	246	507	537	4,006	5,296

Total contractual obligations	$3,336	$6,388	$5,424	$22,314	$37,462

(1)	Does not include obligations under either the Revolver or Term Loan that we expect to enter into prior to completion of this offering.
(2)	Consists primarily of contractual payments due for operation and maintenance services. Does not include payments under the management services agreement, which we will enter into upon the completion of this offering.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our predecessor’s combined historical financial statements that are included elsewhere in this prospectus, which have been prepared in accordance with GAAP. In applying the critical accounting policies set forth below, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. These estimates are based on management’s experience, the terms of existing contracts, management’s observance of trends in the power industry, information provided by our power purchasers and information available to management from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty.

We use estimates, assumptions and judgments for certain items, including the depreciable lives of property and equipment, income tax, revenue recognition, certain components of cost of revenue and exemptions and reduced reporting requirements provided by the JOBS Act. These estimates, assumptions and judgments are derived and continually evaluated based on available information, experience and various assumptions we believe to be reasonable under the circumstances. To the extent these estimates are materially incorrect and need to be revised, our operating results may be materially adversely affected.

Our significant accounting policies are summarized in Note 2, Summary of Significant Accounting Policies, to our audited combined financial statements included elsewhere in this prospectus. We identify our most critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and results of operations, and that require the most difficult, subjective and/or complex judgments by management regarding estimates about matters that are inherently uncertain.

We identify our most critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and results of operations, and that require the most difficult, subjective and/or complex judgments by management regarding estimates about matters that are inherently uncertain.

Use of Estimates

In preparing our combined financial statements, we use estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimates under different assumptions or conditions.

Asset Retirement Obligations

We operate under solar power services agreements with some customers that include a requirement for the removal of the solar energy systems at the end of the term of the agreement. Asset retirement obligations are recognized at fair value in the period in which they are incurred and the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its expected future value. The corresponding asset capitalized at inception is depreciated over the useful life of the asset.

Stock-based Compensation

We have not granted any stock based awards during the financial reporting periods covered by the financial statements included in this prospectus. Accordingly, no stock-based compensation expense has been recorded to date relating to stock-based awards. In the quarter in which this offering is completed, we will begin recording stock-based compensation expense based on the grant-date fair value of any stock-based award grants using the straight-line attribution method, net of estimated forfeitures.

Recent Accounting Pronouncements

We have evaluated recent accounting pronouncements and their adoption has not had or is not expected to have a material impact on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to several market risks in our normal business activities. Market risk is the potential loss that may result from market changes associated with our business or with an existing or forecasted financial or commodity transaction. The types of market risks we are exposed to are interest rate risk, foreign currency risk, liquidity risk and credit risk.

Interest Rate Risk

As of December 31, 2013 all of our long-term debt was at fixed interest rates. As of December 31, 2013, the fair value of our debt was $23.1 million and the carrying value of our debt was $18.8 million. We estimate that a 1% decrease in market interest rates would have increased the fair value of our long-term debt by $1.1 million.

We expect to enter into the Term Loan and the Revolver upon completion of this offering. We expect that borrowings under the Term Loan and Revolver will be at variable rates. Although we intend to use hedging strategies to mitigate our exposure to interest rate fluctuations, we may not hedge all of our interest rate risk and, to the extent we enter into interest rate hedges, our hedges may not necessarily have the same duration as the associated indebtedness. Our exposure to interest rate fluctuations will depend on the amount of indebtedness that bears interest at variable rates, the time at which the interest rate is adjusted, the amount of the adjustment, our ability to prepay or refinance variable rate indebtedness, when fixed rate debt that matures and needs to be refinanced and hedging strategies we may use to reduce the impact of any increases in rates.

Foreign Currency Risk

In 2013, all of our operating revenues were generated in the United States and Puerto Rico and were denominated in United States dollars. We expect the PPAs, operating and maintenance agreements, financing arrangements and other contractual arrangements relating to our initial project portfolio will be United States dollar and British pound denominated, but in the future we expect such arrangements may also be denominated in other currencies. We expect to use derivative financial instruments, such as forward exchange contracts and purchases of currency options to minimize our net exposure to currency fluctuations.

INDUSTRY

Overview of the Clean Energy Industry

Clean power sources, including solar, wind, hydro-electricity and geothermal, as well as natural gas, are expected to account for 70% of the new power generation capacity added globally from 2013 to 2020, according to Bloomberg New Energy Finance. This represents a 5.6% compound annual growth rate, or “CAGR,” for clean power generation capacity during that time period, making it the fastest growing source of generation capacity. The following chart reflects the projected evolution of cumulative installed generation capacity from various power sources from 2010 to 2020:

Global Cumulative Installed Generation Capacity (GW)

In the United States, renewable energy is expected to be the fastest growing form of electricity generation. Between 2010 and 2020, renewable energy sources are projected to grow from 10% to 15% of total market supply, representing nearly half the total growth in energy supply during that period, according to the U.S. Energy Information Administration, or “EIA.” The following chart reflects the projected growth in renewable and conventional energy sources from 2010 and 2020:

U.S. Projected Clean Energy Growth

We expect the renewable generation segment to continue to offer high growth opportunities driven by:

•	the significant reduction in the cost of solar and other clean energy technologies, which will lead to grid parity in an increasing number of markets;

•	distribution charges and the effects of an aging transmission infrastructure, which enable renewable energy generation sources located at a customer’s site, or distributed generation, to be more competitive with, or cheaper than, grid-supplied electricity;

•	the replacement of aging and conventional power generation facilities in the face of increasing industry challenges, such as regulatory barriers, increasing costs of and difficulties in obtaining and maintaining applicable permits, and the decommissioning of certain types of conventional power generation facilities, such as coal and nuclear facilities;

•	the ability to couple renewable power generation with other forms of power generation, creating a hybrid energy solution capable of providing energy on a 24/7 basis while reducing the average cost of electricity obtained through the system;

•	the desire of energy consumers to lock in predictable rate long-term pricing of a reliable energy source;

•	renewable power generation’s ability to utilize freely available sources of fuel avoiding the risks of price volatility and market disruptions associated with many conventional fuel sources;

•	environmental concerns over conventional power generation; and

•	government policies that encourage development of renewable power, such as state or provincial renewable portfolio standard programs, which motivate utilities to procure electricity supply from renewable resources.

In addition to renewable energy, we expect natural gas to grow as a source of electricity generation due to its relatively lower cost and lower environmental impact compared to other fossil fuel sources, such as coal and oil.

Solar Energy

Solar energy is one of the fastest growing sources of new electricity generation. Global solar photovoltaic, or “PV,” demand has grown from 20.0GW in 2010 to approximately 36.6GW in 2013, and is projected to grow to 57.9GW by 2017. The following chart reflects the growth or expected growth, as applicable, for global solar PV from 2010 through 2017:

Global Solar PV Demand (GW)

According to Bloomberg New Energy Finance, from 2013 to 2020, solar PV energy assets capable of producing over 416 GW of energy in the aggregate are expected to be installed globally, requiring total investments of over $802 billion. The following chart reflects the expected investments in solar energy installations from 2010 through 2020:

Annual Investment in Global Solar PV Energy, 2013-2020 ($ in billions)

Annual Investment in U.S. Solar PV Energy, 2011-2017

Source: Bloomberg New Energy Finance

Solar Energy Segments

Solar energy systems can be classified into four segments: (i) utility-scale, (ii) commercial and industrial, or “C&I,” (iii) residential and (iv) off-grid. We are focused on the first three of these segments. The utility-scale segment represents projects where either the purchaser of the electricity or the owner of the system is an electric utility. The C&I segment represents commercial firms, industrial companies, academic institutions, government entities, hospitals, non-profits and all other entities that are neither a utility nor a residential customer that purchase solar power directly from a generation company or a solar power plant. The residential segment represents residential homeowners with solar generation capabilities.

While solar utility projects compete with other wholesale generation plants, C&I and residential solar projects compete with the retail electricity price. Retail electricity prices include two components: electricity generation costs and the transmission and distribution charges.

In the C&I segment, most commercial or industrial firms do not own the solar assets, but rather sign a PPA with a generation company that owns the assets. Demand for C&I and residential solar is driven largely by customer’s desire for fixed long-term energy prices, corporate “green” initiatives, state and federal incentives and net metering policies.

In the C&I and residential markets, solar energy competes with the full-delivered, or retail, price of electricity. The retail electricity price includes generation costs as well as transmission and distribution charges. Solar generating assets can be located at a customer’s site, which reduces the customer’s transmission and distribution charges and allows these distributed solar generation assets to compete favorably with the retail cost of electricity. By competing with the retail price of electricity, solar energy is able to reach grid parity and reduce customer electricity costs.

The vast majority of utility solar projects are structured so that the utility does not own the generating assets, but rather the utility signs a long-term PPA to buy the electricity from the plant. Demand for utility PPAs is largely driven by (i) the utility’s need to meet renewables mandates, (ii) load growth and (iii) the retirement of existing generation assets.

Key Drivers of Solar Energy Growth

We believe the following factors have driven, and will continue to drive, the global growth of solar energy:

Grid parity. The price of solar energy has undergone, and is expected to continue to undergo, a decline in pricing. On a global basis, the average total installation cost of solar PV panels, including all components, is expected to decline by nearly 50% in the seven-year period ending in 2017. In 2011, the average installation cost per watt of capacity was $3.32, and by 2017, this number is expected to fall to $1.71.

According to the EIA, total sales of retail electricity in the United States in 2012 were $363 billion. United States retail electricity prices have increased at an average annual rate of 3.5% and 2.6% from 2003 to 2012 for residential and commercial customers, respectively, with average residential prices rising from 8.72 cents to 11.88 cents per kilowatt hour, or “kWh,” and average commercial prices rising from 8.03 cents to 10.09 cents per kWh over this period, according to EIA.

Rising electricity rates are driven by the following factors: (i) increasing transmission and distribution charges, (ii) the replacement of aging fossil fuel plants with newer, but in some cases more expensive-plants, (iii) smart-grid architecture goals/investments and (iv) increasing commodity prices in certain markets. Rising retail electricity prices create a significant and growing market opportunity for lower-cost retail energy. Solar energy may be able to offer C&I and residential customers clean electricity at a price lower than their current utility rate. The following chart reflects actual and projected average U.S. retail electricity prices from 2010 to 2020:

Average U.S. Electricity Price

Source: EIA

Movement to Distributed Generation. Although some locations are more suitable than others, solar energy systems can generate electricity nearly anywhere. By contrast, hydro-electricity power, wind or geothermal electricity generating systems are site-specific and location is critical. This means power generated by solar PV systems can sometimes be delivered at a relatively low cost to areas that were previously difficult to service, have high transmission and distribution charges or have high load requirements. Solar power can, in some places where the cost of generation is very high, replace or significantly reduce the use of expensive and environmentally detrimental power generation technologies, such as diesel generators.

Distributed solar energy systems provide customers with an alternative to traditional utility energy suppliers. Distributed resources are smaller in unit size and can be constructed at a customer’s site, removing the need for lengthy transmission and distribution lines. By bypassing the traditional utility suppliers, distributed energy systems delink the customer’s price of power from external factors such as volatile commodity prices, costs of the incumbent energy supplier and transmission and distribution charges. This makes it possible for distributed energy purchasers to buy energy at a predictable and stable price over a long period of time.

Solar Power Generation Typically Coincides with the Times of Peak Energy Demand and the Highest Cost of Energy. Solar energy systems generate most of their electricity during the afternoon hours, when the energy from the sun is strongest. This generally corresponds to peak demand hours and the most expensive energy prices. Certain markets offer pricing incentives for power produced during peak demand hours, which often benefits solar power.

Acceptance and Support for Solar Energy. Solar as an asset class for investment dollars continues to see increased acceptance because solar energy: (i) is a reliable and predictable energy output; (ii) has low and predictable ownership and maintenance costs; (iii) is lower risk than other energy sources due to minimal asset complexity and use of proven technologies; and (iv) does not face commodity risk.

Solar Energy Markets

Set forth below is a summary of the key markets in which the projects in our initial portfolio operate.

United States

In the United States, solar PV demand has grown at a CAGR of 74% from 2010 to 2013, and is projected to grow at an annualized rate of 11% from 2013 to 2017, according to forecasts by Bloomberg New Energy Finance. The following chart reflects the actual and projected growth in solar PV by residential, commercial, utility and off-grid segments from 2010 to 2017:

U.S. PV Demand Forecast (GW)

Utility Segment. Aggregate United States utility solar installations in 2012 and 2013 were 4.2 GW, representing a total investment of $9.5 billion. During the period from 2013 through 2017, 13.5 GW of utility-scale solar installations are expected, requiring aggregate investments of $24.2 billion.

C&I Segment. Aggregate United States C&I solar installations in 2012 and 2013 were 3.6 GW, representing a total investment of $13.7 billion. During the period from 2013 through 2017, 17.2 GW of C&I solar installations are expected, requiring aggregate investments of $48.8 billion.

Customers in the C&I segment are split between those that choose to lease the system or sign a PPA and those that purchase the solar system outright (i.e. in a cash purchase). According to GTM Research, approximately 72% of U.S. C&I solar installations in 2012 were structured as leases or PPAs.

Residential Segment. Aggregate United States residential solar installations in 2012 and 2013 were 1.2 GW, representing a total investment of $5.6 billion. During the period from 2013 through 2017, 4.4 GW of residential solar installations are expected, requiring aggregate investments of $17.5 billion.

Customers in the residential segment are split between those that choose to lease the system or sign a PPA and those that purchase the solar system outright (i.e., in a cash purchase). According to GTM Research, approximately 52% of U.S. residential solar installations in 2012 were structured as leases or PPAs.

Renewable Portfolio Standard. United States state RPS and targets have been a key driver of the expansion of solar power and will continue to drive solar power installations in many areas of the United States. As of March 2013, 29 states and the District of Columbia have RPS in place, and eight other states have non-binding goals supporting renewable energy. The following chart represents renewable portfolio programs, standards and targets by state as of March 2013:

Overview of U.S. State RPS and Targets

Source: Database of State Incentives for Renewables & Efficiency, U.S. Department of Energy

Our Other Core Markets

In addition to the United States, we intend to acquire, own, and operate assets in Canada, the United Kingdom and Chile, all of which have favorable attributes for growth of solar generation.

Canada. In 2012, total electricity generation capacity in Canada reached 134 GW and is expected to grow to 164 GW in 2035, according to the National Energy Board of Canada. Driven by government support for renewable energy at both federal and provincial levels, Canada installed a total of 844 MW of solar generation in 2012 and 2013, representing an investment of $2.8 billion. Canada expects to install 2.5 GW of solar generation during the period from 2013 to 2017, requiring an aggregate investment of $6.9 billion.

United Kingdom. Currently, the U.K. government supports the development of renewable energy projects through Renewables Obligation Certificates, or “ROCs,” and Feed-in Tariffs, or “FiTs.” The market continues to be active in utility PV under the ROC scheme, and commercial and residential PV markets have experienced low but sustained growth in recent years.

Solar installations in the United Kingdom in 2012 and 2013 totaled 2.2 GW, representing a total investment of $5.6 billion. During the period from 2013 to 2017, 9.4 GW of solar installations are expected, requiring aggregate investments of $17.1 billion.

Chile. In October 2013, Chile increased its clean energy generation target to 20% by 2025, from their prior target of 10% by 2024. The target applies to new capacity contracted starting from June 2013 in Chile’s Central and Norte Grande Interconnected System (SIC and SING), the two largest power systems in the country. With Chile’s electricity demand expected to almost double by 2025 to 105TWh of power consumption annually, the 20% target represents a net addition of up to 7.4GW of renewable capacity, according to Bloomberg New Energy Finance.

Chile is well positioned for substantial growth in renewable capacity through solar generation, driven by favorable conditions such as having some of the highest rates of solar insolation in the world, the new 20% renewable target, and, in some cases, solar generation already being competitive with wholesale pricing. Chile expected to install 4.2 GW of solar installations during the period from 2013 to 2017, requiring aggregate investments of $6.0 billion.

Government Incentives for Solar Energy

Increasing concerns regarding additional energy requirements, grid architecture and distributed generation goals, security of energy supply, consequences of greenhouse gas emissions and fossil-fuel prices have resulted in support for governmental policies and programs at the federal, state, local and provincial level of our markets that support electricity generation from renewable energy sources such as solar power. These programs provide for various incentives and financial mechanisms, including, in the United States, accelerated tax depreciation, tax credits, cash grants and rebate programs, which serve to reduce the cost and to accelerate the adoption of renewable generation facilities. These incentives help catalyze private sector investments in renewable generation and efficiency measures, including the installation and operation of solar generation facilities. See “Business—Government Incentives” for a discussion of government programs and incentives applicable to our business.

BUSINESS

About Yieldco

We are a dividend growth-oriented company formed to own and operate contracted clean power generation infrastructure assets acquired from SunEdison and unaffiliated third parties. Our business objective is to acquire high-quality contracted cash flows, primarily from solar generation assets serving utility, commercial and residential customers. Over time, we intend to acquire other clean power generation assets, including wind, natural gas, geothermal and hydro-electricity, as well as hybrid energy solutions that enable us to provide contracted power on a 24/7 basis. We believe the renewable power generation segment is growing more rapidly than other power generation segments due in part to the emergence in various energy markets of “grid parity,” which is the point at which renewable energy sources can generate electricity at a cost equal to or lower than prevailing electricity prices. We believe we are well-positioned to capitalize on this growth, both through project originations and transfers from our Sponsor as well as through acquisitions from unaffiliated third parties. We will benefit from the development pipeline, asset management experience and relationships of our Sponsor, which as of December 31, 2013 had a 3.4 GW pipeline of development stage solar projects and approximately 1.9 GW of self-owned and third party solar power generation assets under management. Our Sponsor will provide us with a dedicated management team that has significant experience in clean power generation. We believe we are well-positioned for substantial growth due to the high-quality, diversification and scale of our project portfolio, the PPAs we have with creditworthy counterparties, our dedicated management team and our Sponsor’s project origination and asset management capabilities.

Our initial portfolio will consist of solar projects located in the United States, its unincorporated territories and the United Kingdom with total nameplate capacity of 68.4 MW. All of these projects will have long-term PPAs with creditworthy counterparties. We intend to rapidly expand and diversify our initial project portfolio by acquiring clean utility scale and distributed generation assets located in the United States, Canada, the United Kingdom and Chile, each of which we expect will also have a long-term PPA with a creditworthy counterparty. Growth in our project portfolio will be driven by our relationship with our Sponsor, including access to its project pipeline, and by our access to unaffiliated third party developers and owners of clean generation assets in our core markets.

Prior to the completion of this offering, we will enter into the Support Agreement with our Sponsor, which will require our Sponsor to offer us additional qualifying projects from its development pipeline on a quarterly basis that are projected to generate an aggregate of at least $200.0 million of FTM CAFD by the end of 2016. We refer to these projects as the “Call Right Projects.” Specifically, the Support Agreement requires our Sponsor to offer us:

•	during calendar year 2015, solar projects that are projected to generate FTM CAFD at least $75.0 million of cash available for distribution; and

•	during calendar year 2016, solar projects that are projected to generate during the first FTM CAFD of at least $125.0 million of cash available for distribution.

The Call Right Projects that are specifically identified in the Support Agreement currently have a total nameplate capacity of 1.8 GW. We believe the currently identified Call Right Projects will be sufficient to satisfy a majority of the target minimum threshold of FTM CAFD for 2015 and a substantial portion of the minimum thresholds of FTM CAFD for 2016. The Support Agreement provides that our Sponsor is required to update the list of Call Right Projects with additional qualifying Call Right Projects from its pipeline on a quarterly basis until we have been offered Call Right Projects that are projected to generate the specified minimum amount of FTM CAFD for each of the periods covered by the

Support Agreement. In addition, the Support Agreement grants us a right of first offer with respect to any solar projects (other than Call Right Projects) located in the United States and its unincorporated territories, Canada, the United Kingdom, Chile and certain other jurisdictions that our Sponsor decides to sell or otherwise transfer during the five-year period following the completion of this offering. We refer to these projects as the “ROFO Projects.”

We believe we are well-positioned to capitalize on additional growth opportunities in the clean energy industry. Demand for renewable energy among our customer segments is accelerating due to the emergence of grid parity in various energy markets, the lack of commodity price risk in renewable energy generation and strong political and social support. In addition, growth is driven by the ability to locate renewable energy generating assets at a customer site, which reduces our customers’ transmission and distribution costs. We believe that we are already capitalizing on the favorable growth dynamics in the clean energy industry, as illustrated by the following examples:

•	Grid Parity. One of the Call Right Projects located in Chile provides approximately 100 MW of utility scale power to a mining company under a 20-year PPA at a price below the current wholesale price of electricity in that region. We believe that additional grid parity opportunities will arise in other markets with growing energy demand, increasing power prices and favorable solar attributes.

•	Distributed Generation. We own and operate a 15.4 MW distributed generation platform with a footprint in six states across the United States and Puerto Rico with commercial customers who currently purchase electricity from us under long-term PPAs at prices at or below local retail electricity rates. These distributed generation projects reduce our customers’ transmission and distribution costs because they are located on the customer’s site. By bypassing the traditional electrical suppliers and transmission systems, distributed energy systems delink the customer’s electricity price from external factors such as volatile commodity prices and costs of the incumbent energy supplier. This makes it possible for distributed energy purchasers to buy electricity at predictable and stable prices over the duration of a long-term contract.

As our addressable market expands, we expect there will be significant additional opportunities for us to own clean energy generation assets and provide contracted, reliable power at competitive prices to the customer segments we serve, which we believe will sustain and enhance our future growth.

We intend to use a portion of CAFD generated by our project portfolio to pay regular quarterly cash dividends to holders of our Class A common stock. Our initial quarterly dividend will be set at $         per share of Class A common stock, or $         per share on an annualized basis. We established our initial quarterly dividend level based upon a targeted payout ratio of approximately     % of projected annual cash available for distribution. Our objective is to pay our Class A common stockholders a consistent and growing cash dividend that is sustainable on a long-term basis. Based on our forecast and the related assumptions and our intention to acquire assets with characteristics similar to those in our initial portfolio, we expect to grow our cash available for distribution and increase our quarterly cash dividends over time. Prospective investors should read “Cash Dividend Policy,” including our financial forecast and related assumptions, and “Risk Factors,” including the risks and uncertainties related to our forecasted results, completion of construction of projects and acquisition opportunities, in their entirety.

About our Sponsor

We believe our relationship with our Sponsor provides us with the opportunity to benefit from our Sponsor’s expertise in solar technology, project development, finance, management and operations.

Our Sponsor is a solar industry leader with a well-established global brand and a long history of developing, financing owning and operating solar energy projects. As of December 31, 2013, our Sponsor had approximately 3.4 GW and solar power generation assets under management of approximately 1.9 GW, comprised of over 918 solar generation facilities across 12 countries. These projects were managed by a dedicated team using three renewable energy operation centers globally. As of December 31, 2013, our Sponsor had approximately 6,300 employees.

Purpose of Yieldco

We intend to create value for holders of our Class A common stock by achieving the following objectives:

•	acquiring long-term contracted cash flows from clean power generation assets with creditworthy counterparties;

•	growing our business by acquiring contracted clean power generation assets from our Sponsor and third parties;

•	capitalizing on the expected high growth in the clean power generation market, projected to require over $2.9 trillion of investment over the period from 2013 through 2020, of which $802 billion are expected for the installation of 427 GW of solar PV generation assets;

•	creating an attractive investment opportunity for dividend growth oriented investors;

•	creating a leading global clean power generation asset platform, with the capability to increase the cash flow and value of the assets over time; and

•	gaining access to a broad investor base with a more competitive source of equity capital that accelerates our long-term growth and acquisition strategy.

Our Business Strategy

Our primary business strategy is to increase the cash dividends we pay the holders of our Class A common stock over time. Our plan for executing this strategy includes the following key components:

Focus on long-term contracted clean power generation assets.    Our initial portfolio and any Call Right Projects that we acquire pursuant to the Support Agreement will have long-term PPAs with creditworthy counterparties. We intend to focus on owning and operating long-term contracted clean power generation assets with proven technologies, low operating risks and stable cash flows consistent with our initial portfolio. We believe industry trends will support significant growth opportunities for long-term contracted power in the clean power generation segment as various markets around the world reach grid parity.

Grow our business through acquisitions of contracted operating assets.    We intend to acquire additional contracted clean power generation assets from our Sponsor and unaffiliated third parties to increase our cash available for distribution. The Support Agreement provides us with (i) the option to acquire the identified Call Right Projects, which currently represent an aggregate nameplate capacity of approximately 1.8 GW, and additional projects from SunEdison’s development pipeline that will be designated as Call Right Projects under the Support Agreement on a quarterly basis to satisfy the aggregate FTM CAFD commitment of $200.0 million and (ii) a right of first offer on the ROFO Projects. In addition, we expect to have significant opportunities to acquire other clean power generation assets from third party developers, independent power producers and financial investors.

We believe our knowledge of the market, third party relationships, operating expertise and access to capital will provide us with a competitive advantage in acquiring new assets.

Attractive asset class.    We intend to initially focus on the solar energy segment because we believe solar is currently the fastest growing segment of the clean power generation industry in which to own assets and deploy long-term capital due to the predictability of solar power cash flows. In particular, we believe the solar segment is attractive because there is no associated fuel cost risk and solar technology has become highly reliable, requires low operational and maintenance expenditures and a low level of interaction from managers and solar projects have an expected life which can exceed 30 to 40 years. In addition, solar energy generation facilities generally operate under long-term PPAs with terms of up to 25 years.

Focus on core markets with favorable investment attributes.    We intend to focus on growing our portfolio through investments in markets with (i) creditworthy PPA counterparties, (ii) high clean energy demand growth rates, (iii) low country risk (stable market structures and well-established legal systems), (iv) grid parity or the potential to reach grid parity in the near term and (v) favorable government policies to encourage renewable energy projects. We believe there will be ample opportunities to acquire high-quality contracted power generation assets in markets with these attributes. While our current focus is on solar generation assets in the United States and its unincorporated territories, Canada, the United Kingdom and Chile, we will selectively consider acquisitions of contracted clean generation sources in other countries.

Scale our asset management platform.    As we grow our business, we expect our revenue will increase at a higher rate than our operating costs and expenses due in large part to our ability to acquire and manage a growing project portfolio with minimal operating expenses. We also believe we will have the ability to scale our operational, acquisition and financial management capabilities as we grow our business due to the existing management capabilities and infrastructure of our Sponsor. We believe this platform will allow us to achieve significant economies of scale as we grow our asset portfolio.

Maintain sound financial practices.    We intend to maintain our commitment to disciplined financial analysis and a balanced capital structure. Our financial practices will include (i) a risk and credit policy focused on transacting with creditworthy counterparties, (ii) a financing policy focused on achieving an optimal capital structure through various capital formation alternatives to minimize interest rate and refinancing risks, and (iii) a dividend policy that is based on distributing the cash available for distribution generated by our project portfolio (after deducting appropriate reserves for our working capital needs and the prudent conduct of our business). Our initial dividend was established based on our targeted payout ratio of approximately     % of projected cash available for distribution. See “Cash Dividend Policy.”

Our Competitive Strengths

We believe our key competitive strengths include:

Scale and geographic diversity.    Our initial portfolio and the Call Right Projects will provide us with significant diversification in terms of market segment, counterparty and geography. These projects, in the aggregate, represent             MW of nameplate capacity, which are expected to consist of             MW of nameplate capacity from utility projects and             MW of nameplate capacity of commercial, industrial and government customers. Our diversification reduces our operating risk profile and our reliance on any single market or segment. We believe our scale and geographic diversity improve our business development opportunities through enhanced industry relationships, reputation and understanding of regional power market dynamics.

Stable high-quality cash flows.    Our initial portfolio of projects, together with the Call Right Projects and third party projects that we acquire, will provide us with a stable, predictable cash flow profile. We sell the electricity generated by our projects under long-term PPAs with creditworthy counterparties. Pricing under the PPAs is either fixed for the duration of the contract or, in the case of the United Kingdom, for a specified period of time (typically five years), after which a portion of the contracted revenue is subject to an adjustment based on the current market price. In addition, our projects have highly predictable operating costs, in large part due to solar facilities having no fuel cost and reliable technology. Finally, based on our initial portfolio of projects, we do not expect to pay significant federal income taxes in the near term.

Newly constructed portfolio.    We benefit from a portfolio of relatively newly constructed assets, with most of the projects in our initial portfolio having achieved COD, within the past three years. All of the Call Right Projects are expected to achieve COD by the end of 2016. The projects in our initial portfolio and the Call Right Projects utilize proven and reliable technologies provided by leading equipment manufacturers and, as a result, we expect to achieve high generation availability and predictable maintenance capital expenditures.

Relationship with SunEdison.    We believe our relationship with our Sponsor provides us with significant benefits, including the following:

•	Strong asset development and acquisition track record. Over the last five calendar years, our Sponsor has constructed or acquired solar power generation assets with an aggregate nameplate capacity of 1.4 GW and is currently constructing additional solar power generation assets expected to have an aggregate nameplate capacity of approximately 504 MW. Our Sponsor was the world’s second largest installer of solar energy facilities in 2012. In addition, our Sponsor had a 3.4 GW pipeline of development stage solar projects as of December 31, 2013. Our Sponsor’s operating history demonstrates its organic project development capabilities and its ability to work with third party developers and asset owners in our target markets. We believe our Sponsor’s relationships, knowledge and employees will facilitate our ability acquire operating projects from our Sponsor and unaffiliated third-parties in our target markets.

•	Project financing experience. We believe our Sponsor has demonstrated a successful track record of sourcing long duration capital to fund project acquisitions, development and construction. Since 2005, our Sponsor has raised approximately $5 billion in long-term non-recourse project financing for hundreds of projects. We expect that we will realize significant benefits from our Sponsor’s financing and structuring expertise as well as its relationships with financial institutions and other providers of capital.

•	Management and operations expertise. We will have access to the significant resources of our Sponsor to support the growth strategy of our business. As of December 31, 2013, our Sponsor had over 1.9 GW of projects under management across 12 countries. Approximately 16% of these projects are third party power generation facilities, which demonstrates our Sponsor’s collaboration with multiple solar developers and owners. These projects utilize 30 different module types and inverters from 12 different manufacturers. In addition, our Sponsor maintains three renewable energy operation centers to service assets under management. Our Sponsor’s operational and management experience helps ensure that our facilities will be monitored and maintained to maximize their cash generation.

Dedicated management team.    Under the Management Services Agreement, our Sponsor has committed to provide us with a dedicated team of professionals to serve as our senior executive officers. Our executive officers have considerable experience in developing, acquiring and operating clean power generation assets, with an average of over nine years of experience in the sector. For example, our Chief Executive Officer has served as the President of SunEdison’s solar energy business since November 2009. Our management team will also have access to the other significant management resources of our Sponsor to support the operational, financial, legal and regulatory aspects of our business.

Our Portfolio

Our initial portfolio will consist of solar projects located in the United States and its unincorporated territories and the United Kingdom with a total nameplate capacity of 68.4 MW. All of these projects will have long-term PPAs with creditworthy counterparties. The pricing under the PPAs will be either fixed for the duration of the contract or, in the case of the United Kingdom, for a specified period time (typically five years), after which a portion of the contracted revenue is subject to an adjustment based on the current market price.

Initial Portfolio

The following table provides an overview of the assets that will comprise our initial portfolio:

					Offtake Agreements
Project Names(1)	Location	Commercial Operation Date(2)	Nameplate Capacity (MW)(3)	# of Sites	Counterparty	Counterparty Credit Rating(4)	Remaining Duration of PPA (Years)(5)
Developed by our Sponsor:
U.S. Distributed Generation Projects	U.S. and Puerto Rico	2009-2013	15.4	73	Various commercial and government entities	Various(6)	16
Acquired from Third Parties:
Stonehenge	U.K.	April 2014	41.5	3	N/A	N/A	N/A
Norrington	U.K.	April 2014	11.5	1	N/A	N/A	N/A

Total Initial Portfolio			68.4	77

(1)	All projects are utility projects except for the U.S. Distributed Generation Projects, which are distributed generation projects that have PPAs with various commercial or government counterparties.
(2)	Represents date of actual or anticipated commencement of commercial operations, as applicable, unless otherwise indicated.
(3)	Nameplate capacity represents the maximum generating capacity at standard test conditions of a facility multiplied by our percentage ownership of that facility. Generating capacity may vary based on a variety of factors discussed elsewhere in this prospectus.
(4)	Reflects the counterparty’s issuer credit ratings issued by Standard & Poor’s Ratings Services, or “S&P,” Moody’s Investors Service Inc., or “Moody’s,” or Dominion Bond Rating Services, Ltd., or “DBRS,” as of the date of this prospectus.
(5)	The remaining duration of PPA is calculated as of December 31, 2013. For distributed generation projects, the number represents a weighted average (based on nameplate capacity) remaining duration.
(6)	On a nameplate capacity basis, 63% of these projects have PPAs where the counterparty or parent of the counterparty has an investment grade rating.

U.S. Distributed Generation Projects

Distributed generation solar energy systems provide customers with an alternative to traditional utility energy suppliers. Distributed resources are smaller in unit size and can be installed at a customer’s site, removing the need for lengthy transmission and distribution lines. By bypassing the traditional utility suppliers, distributed energy systems delink the customer’s price of power from external factors such as volatile commodity prices, costs of the incumbent energy supplier and some transmission and distribution charges. This makes it possible for distributed energy purchasers to buy energy at a predictable and stable price over a long period of time.

Our U.S. Distributed Generation Projects portfolio consists of: (i) a distributed generation portfolio consisting of 68 canopy, ground mount and rooftop solar generation facilities with a total rated capacity of 13.4 MW located in California, Colorado, Connecticut, Massachusetts, New Jersey, and Oregon and (ii) a distributed generation portfolio consisting of 5 rooftop solar generation facilities with a total rated capacity of 2.0 MW located in Puerto Rico. In general, the projects in the United States commenced operations in the second quarter of 2009 through the third quarter of 2012. The projects in Puerto Rico commenced operations in the fourth quarter of 2012 through the fourth quarter of 2013. We have a 100% ownership interest in all of the U.S. Distributed Generation Projects. The projects sell power to various corporate entities (comprising 7.0 MW), municipalities (comprising 3.7 MW), school districts (comprising 2.0 MW) and REIT/developer entities (comprising 0.7 MW), while the Puerto Rico projects are all interconnected to REIT/developer entities (2.0 MW).

The projects in the United States sell all of their energy under 68 separate 15 to 20 year PPAs with various creditworthy counterparties (except for one project that has a PPA with a term of 10 years). In addition, many of the United States projects receive incremental cash flows from 5- to 20-year production-based incentives from the California Solar Initiative and Colorado’s Xcel Solar*Rewards, respectively. The projects in the United States also receive revenue from contracted and un-contracted RECs in the states of California, Connecticut, Massachusetts and New Jersey. The projects in Puerto Rico sell all of their energy under separate PPAs with various creditworthy counterparties and 15 to 20 year terms.

Certain of the projects in the United States were partially funded with PSE&G loans and term bonds. See “Description of Certain Indebtedness-Project-Level Financing Arrangements.”

PPAs for certain of the U.S. Distributed Generation Projects allow the offtake purchaser to purchase a portion of the applicable project from us at prices that are usually specified in the contract. In addition, certain PPAs allow the offtake purchaser to terminate the PPA in the event operating thresholds or performance measures are not achieved within specified time periods, and by the payment of an early termination fee, which requires us to remove the project from the off-taker’s site.

Stonehenge and Norrington

Our Stonehenge portfolio consists of three projects with a total nameplate capacity of 41.5 MW, and our Norrington project is a single project with nameplate capacity of 11.2 MW. Each of the projects is expected to reach COD by April 2014. We will have a 100% ownership interest in each of the projects. Upon the projects reaching COD, we expect to enter into PPAs with creditworthy counterparties pursuant to which the projects will sell all of their electricity, ROCs and other embedded benefits, including Climate Change Levy Exemption Certificates, or “LECs.” Pricing under the PPAs is expected to be fixed for a specified period of time (typically five years), after which a portion of the relevant contracted revenue will be subject to an adjustment based on current market price.

The projects are being constructed pursuant to an EPC contract with an affiliate of our Sponsor, who will generally be liable for delays in any project’s completion. Following COD, an affiliate of our Sponsor will provide operations and maintenance services under a ten-year O&M agreement, which may be extended for an additional 5 year term at our election.

Call Right Projects

The following table provides an overview of the assets that will comprise the Call Right Projects:

Project Names	Location	Commercial Operation Date(1)	Nameplate Capacity (MW)(2)	# of Sites
Priced Call Right Projects:
Regulus Solar	U.S.	Q4 2014	81.9	1
U.S. DG 2014 projects	U.S.	Q2-Q4 2014	57.3	61
North Carolina projects	U.S.	Q2-Q4 2014	26.0	4
Massachusetts 9 MW 2014 projects	U.S.	Q4 2014	9.5	4
SunE Perpetual Lindsay	Canada	Q3 2014	15.2	1
Says Court	U.K.	Q2 2014	19.5	1
Crucis Farm	U.K.	Q2 2014	16.1	1
U.K. 2014 project #1	U.K.	Q4 2014	48.0	1
U.K. 2014 project #2	U.K.	Q4 2014	25.0	1
U.K. 2014 project #3	U.K.	Q4 2014	23.0	1
U.K. 2014 project #4	U.K.	Q4 2014	13.0	1
U.K. 2014 project #5	U.K.	Q4 2014	8.7	1
U.K. 2014 project #6	U.K.	Q4 2014	8.0	1
CAP	Chile	Q1 2014	100.0	1

Total 2014 Priced Call Right Projects			451.2	80

Vega	U.S.	Q1 2015	27.4	1
Isis	U.S.	Q1 2015	26.0	3
AP North Lake I	U.S.	Q3 2015	26.0	1
Southwest U.S. 2015 projects	U.S.	Q1-Q2 2015	14.4	4
Victorville	U.S.	Q3 2015	13.0	1
Bluebird	U.S.	Q2 2015	7.8	3

Total 2015 Priced Call Right Projects			114.6	13

Total Priced Call Right Projects			565.8	93

Unpriced Call Right Projects:
Unpriced U.S. DG 2014 projects	U.S.	Q2-Q4 2014	36.1	49
Massachusetts 23 MW 2014 projects	U.S.	Q2-Q4 2014	23.2	10
Massachusetts 10 MW 2014 projects	U.S.	Q4 2014	10.4	1
Ontario ground 2014 projects	Canada	Q3 2014	13.8	23
Chile 71 MW 2014	Chile	Q4 2014	71.2	1

Total 2014 Unpriced Call Right Projects			154.7	84

Southeast U.S. project	U.S.	Q4 2015	65.0	1
Island project #1	U.S.	Q4 2015	65.0	1
Island project #2	U.S.	Q4 2015	20.8	1
Unpriced U.S. DG 2015 projects	U.S.	Q1-Q4 2015	47.0	26
Massachusetts 2015 projects	U.S.	Q1-Q2 2015	4.8	2
Ontario ground 2015 projects	Canada	Q1-Q2 2015	8.7	20
Chile 94 MW 2015	Chile	Q2 2015	94.0	1
Chile 70 MW 2015	Chile	Q1 2015	70.0	1

Total 2015 Unpriced Call Right Projects			375.3	53

California project #1	U.S.	Q4 2016	325.0	1
California project #2	U.S.	Q4 2016	195.0	1
Southwest U.S. 2016 project #1	U.S.	Q2 2016	100.0	1
Southwest U.S. 2016 project #2	U.S.	Q2-Q4 2016	22.2	6
California airport project	U.S.	Q4 2016	19.7	1
Ontario ground 2016 projects	Canada	Q1-Q3 2016	4.8	8

Total 2016 Unpriced Call Right Projects			666.7	18

Total Unpriced Call Right Projects			1,196.7	155

Total Call Right Projects			1,762.5	248

(1)	Represents date of actual or anticipated commencement of commercial operations, as applicable, unless otherwise indicated.
(2)	Nameplate capacity represents the maximum generating capacity at standard test conditions of a facility multiplied by our percentage ownership of that facility. Generating capacity may vary based on a variety of factors discussed elsewhere in this prospectus

For a detailed description of the terms of the Support Agreement, see “Certain Relationships and Related Party Transactions—Project Support Agreement.”

Competition

Power generation is a capital-intensive business with numerous industry participants. We believe that our primary competitors are solar developers who retain solar power plant ownership, private equity funds who acquire solar projects and traditional power producers that supply energy to our potential customers. We compete with other solar developers, owners and private equity funds based on our lower cost of capital, development expertise, pipeline, global footprint and brand reputation. We compete with traditional utilities primarily based on our lower cost of capital, generation located at customer sites, operations and management expertise, price (including predictability of price), green attributes of our power, the ease by which customers can switch to electricity generated by our solar energy systems and our open architecture approach to working within the industry, which facilitates collaboration and project acquisitions. We believe that we compete favorably with our competitors based on these factors in the regions we service.

Environmental Matters

We will be subject to a wide range of environmental regulations across a broad number of countries and jurisdictions in the development, ownership, construction and operation of solar energy projects. These laws and regulations generally require that governmental permits and approvals be obtained before construction and during operation of power plants. Environmental laws have become increasingly stringent and we expect this trend to continue. Moreover, the solar energy generation industry may face new requirements to address protection of wildlife, including threatened and endangered species, and water use. Accordingly, we cannot assure you that future liability under, or compliance with, environmental requirements will not have a material effect on our operations or competitive position.

Intellectual Property

We will enter into a licensing agreement with our Sponsor pursuant to which our Sponsor will grant us a non-exclusive, royalty-free license to use the name “SunEdison” and the SunEdison logo in connection with marketing activities. Other than under this limited license, we will not have a legal right to the “SunEdison” name or the SunEdison logo. Our Sponsor will be entitled to terminate the licensing agreement immediately upon termination of the Management Services Agreement and in the circumstances described under “Certain Relationships and Related Party Transactions—Licensing Agreement.”

Employees

Pursuant to the Management Services Agreement, we have a dedicated Yieldco management team, solely focused on managing and growing our business. We do not have any employees. The personnel that carry out these activities are employees of our Sponsor, and their services are provided to us or for our benefit under the Management Services Agreement. For a discussion of the individuals from our Sponsor’s management team that are expected to be involved in our business, see “Management” and “Executive Officer Compensation.”

Properties

See “—Our Portfolio” for a description of our principal properties.

Regulatory Matters

Our business is exempt from most regulation applicable to traditional electric utilities under applicable national, state or other local regulatory regimes where we conduct business. In the United States, we own or control solar energy facilities that are self-certified with FERC as “Qualifying Small Power Production Facilities,” or Qualifying Facilities, under PURPA. All of the asset operating companies that we own outside of the United States are self-certified with FERC as “Foreign Utility Companies,” or “FUCOs” (as defined in PUHCA). As a result, we and our solar energy projects are exempt from most regulations established by FERC under the FPA and PUHCA. These exemptions apply to the regulation of rates of interstate sales of wholesale electricity, and otherwise to federal and state laws regarding the financial and organizational regulation of electric utilities. However, FERC must approve solar power acquisitions from third parties above certain sizes. For some of our large utility-scale projects, the utility that is purchasing the energy must seek state regulatory approval of its power purchase agreements entered into with us. As our utility-scale business grows to entail wholesale sales of electric energy in interstate commerce from solar energy facilities greater than 20 MW (nameplate capacity MWac), those facilities may no longer be eligible for exemption from the ratemaking provisions of the FPA, and, as a result, will need to seek and obtain “market-based rate authorization” from FERC in order to undertake wholesale sales of electric energy. A facility with “market-based rate authorization” from FERC is regulated as a “public utility”, provided that, as self-certified Qualifying Facilities, each solar energy facility will continue to be exempt from most other federal and state regulation as long as they do not exceed 30 MW (nameplate capacity MWac).

Although exempt from most regulation applicable to traditional electric utilities, we are a holding company with United States operating subsidiaries that are “electric utility companies” (as defined in PUHCA) and, therefore, subject to FERC’s jurisdiction under certain the parts of the FPA. As a result, these parts of the FPA require certain acquirors of our stock that are public utilities, or holding companies of public utilities or electric utility companies, either to (i) obtain prior authorization from FERC to purchase an amount of our voting securities sufficient either to convey direct or indirect control over any of our public utility subsidiaries or to be deemed to, directly or indirectly, have merged or consolidated with us or our electric utility company subsidiaries, or to (ii) qualify for a blanket authorization granted under, or an exemption from, FERC’s regulations in respect of transfers of control or mergers or consolidations. Similar restrictions apply to purchasers of our voting securities who are a “holding company” under PUHCA, in a holding company system that includes a transmitting utility or an electric utility company, or an “electric holding company,” regardless of whether our voting securities are purchased in this offering, subsequent offerings by us of SunEdison Inc., in open market transactions or otherwise. A purchaser of our voting securities would be a “holding company” under PUHCA if the purchaser acquired direct or indirect control over 10% or more of our voting securities or if FERC otherwise determined that the purchaser could directly or indirectly exercise control over our management or policies (e.g., as a result of contractual board or approval rights). Under PUHCA, an “electric utility company” is defined as any company that owns or operates facilities used for the generation, transmission or distribution of electric energy for sale, and which includes Qualifying Facilities such as our United States operating subsidiaries.

Accordingly, absent prior authorization by FERC or a general increase to the applicable percentage ownership under a blanket authorization, for the purposes of sell-side transactions by us and SunEdison Inc., buy-side transactions involving purchasers of our securities that are electric holding companies, no such purchaser can acquire 10% or more of our issued and outstanding voting securities.

A violation of these regulations by an investor, as a purchaser of our securities, could subject the party in violation to civil or criminal penalties under the FPA, including civil penalties of up to $1 million per day per violation and other possible sanctions imposed by FERC under the FPA.

As a result of the FPA and FERC’s regulations in respect of transfers of control over public utilities and mergers and consolidations of electric holding companies, and consistent with the requirements for blanket authorizations granted thereunder or exemptions therefrom, absent prior authorization by FERC, purchasers in this offering should manage their investment in us in a manner consistent with FERC’s regulations in respect of obtaining direct or indirect “control” of, or merging or consolidating with, our company. Accordingly, following the completion of this offering, absent prior authorization by FERC, investors in our common shares that are electric holding companies are advised not to acquire a direct and/or indirect voting interest in 10% or more of our issued and outstanding voting securities, whether in connection with an offering by us or SunEdison Inc., open market purchases or otherwise.

Our solar energy facilities are also subject to compliance with the mandatory reliability standards developed by the North American Electric Reliability Corporation and approved by FERC under the Federal Power Act. In the United Kingdom, Canada and Chile, we are also generally subject to the regulations of the relevant energy regulatory agencies applicable to all producers of electricity under the relevant feed-in tariff regulations (including the feed-in tariff rates).

Additionally, interconnection agreements are required for virtually all of our projects. Depending on the size of the system and state law requirements, interconnection agreements are between the local utility and either us or our customer in the United States, Canada, the United Kingdom or Chile. In almost all cases, interconnection agreements are standard form agreements that have been pre-approved by FERC (in the United States), the local public utility commission, or “PUC,” or other regulatory body with jurisdiction over interconnection agreements.

Government Incentives

Each of the United States, Canada, the United Kingdom and Chile has established various incentives and financial mechanisms to reduce the cost of solar energy and to accelerate the adoption of solar energy. These incentives, which include tax credits, cash grants, tax abatements, rebates and renewable energy credits or green certificates, and net energy metering, or “net metering,” programs. These incentives help catalyze private sector investments in solar energy and efficiency measures. Set forth below is a summary of the various programs and incentives that we expect will apply to our business.

United States

Federal Government Support for Solar Energy

The federal government provides an uncapped investment tax credit, or “Federal ITC,” that allows a taxpayer to claim a credit of 30% of qualified expenditures for a residential or commercial solar energy system that is placed in service on or before December 31, 2016. This credit is scheduled to reduce to 10% effective January 1, 2017. Solar energy systems that began construction prior to the end of 2011 are eligible to receive a 30% federal cash grant paid by the United States Treasury Department under section 1603 of the American Recovery and Reinvestment Act of 2009, or the “U.S. Treasury grant,” in lieu of the Federal ITC. The federal government also provides accelerated depreciation for eligible solar energy systems. Based on our current portfolio of assets, we will benefit from an accelerated tax depreciation schedule, and we will rely on financing structures that monetize a substantial portion of these benefits and provide financing for our solar energy systems at the lowest cost of capital.

State Government Support for Solar Energy

Many states offer a personal and/or corporate investment or production tax credit for solar, that is additive to the Federal ITC. Further, more than half of the states, and many local jurisdictions, have established property tax incentives for renewable energy systems, that include exemptions, exclusions, abatements and credits. We expect to finance certain of our solar power projects with a tax equity financing structure, whereby the tax equity investor is a member holding equity in the limited liability company that directly or indirectly owns the solar power project and receives the benefits of various tax credits.

Many state governments, utilities, municipal utilities and co-operative utilities offer a rebate or other cash incentive for the installation and operation of a solar energy system or energy efficiency measures. Capital costs or “up-front” rebates provide funds to solar customers based on the cost, size or expected production of a customer’s solar energy system. Performance-based incentives provide cash payments to a system owner based on the energy generated by their solar energy system during a pre-determined period, and they are paid over that time period. Some states also have established FIT programs that are a type of performance-based incentive where the system owner-producer is paid a set rate for the electricity their system generates over a set period of time.

Forty-three states have a regulatory policy known as net metering. Net metering typically allows our customers to interconnect their on-site solar energy systems to the utility grid and offset their utility electricity purchases by receiving a bill credit at the utility’s retail rate for energy generated by their solar energy system in excess of electric load that is exported to the grid. At the end of the billing period, the customer simply pays for the net energy used or receives a credit at the retail rate if more energy is produced than consumed. Some states require utilities to provide net metering to their customers until the total generating capacity of net metered systems exceeds a set percentage of the utilities’ aggregate customer peak demand.

Many states also have adopted procurement requirements for renewable energy production. Twenty-nine states have adopted a renewable portfolio standard that requires regulated utilities to procure a specified percentage of total electricity delivered to customers in the state from eligible renewable energy sources, such as solar energy systems, by a specified date. To prove compliance with such mandates, utilities must surrender renewable energy certificates, or RECs. System owners often are able to sell RECs to utilities directly or in REC markets.

United States state RPS and targets have been a key driver of the expansion of solar power and will continue to drive solar power installations in many areas of the United States. As of March 2013, 29 states and the District of Columbia have RPS in place, and eight other states have non-binding goals supporting renewable energy. The following chart represents renewable portfolio programs, standards and targets by state as of March 2013:

Canada

Federal Government Support for Renewable Energy

While provincial governments have jurisdiction over their respective intra-provincial electricity markets, from 2007 to 2011, the Canadian federal government supported the development of renewable energy through its ecoENERGY for Renewable Power program, or “ecoEnergy federal incentive,” which resulted in a total of 104 projects qualifying for funds, and will represent cash incentives of approximately C$1.4 billion over 14 years and encouraged an aggregate of approximately 4,500 MW of new renewable energy generating capacity. The program is now fully subscribed, and the Canadian federal government has not signaled an intention to renew it.

Provincial Government Support for Renewable Energy

Provincial governments have been active in promoting renewable energy in general and solar power in particular through RPS as well as through RFPs and FIT programs for renewable energy. Several provinces are currently preparing new RFPs for renewable energy. Current provincial targets for renewable energy in those provinces with stated targets are outlined below.

Ontario.    In 2009, the Green Energy and Green Economy Act, 2009 was passed into law and the Ontario Power Authority launched its FiT program, which offers stable prices under long-term contracts for electricity generation from renewable energy. In November 2010, the Ontario Ministry of Energy, or “MoE,” released the draft Supply Mix Directive and Long Term Energy Plan, or “LTEP.” Ontario, one of our markets, has been a leader in supporting the development of renewable energy through the LTEP, which calls for 10,700 MW of renewable energy generating capacity (excluding small-scale hydro electricity power) by 2018. Ontario was also the first jurisdiction in North America to introduce a FiT program, which has resulted in contracts being executed for approximately 4,546 MW of electricity generating capacity as of January 31, 2013. These new contract awards under the FiT program, along with previously-awarded PPAs, suggests Ontario is close to meeting its current RPS by 2015, provided that all of the currently-contracted projects are successfully developed, financed and constructed.

In April and July of 2012, the MoE implemented version 2.0 of the FiT program, which, among other things, reduced contract prices for new solar power projects, limited the acceptance of applications to specific application windows, and prioritized projects based upon project type (community participation, Aboriginal participation, public infrastructure participation), municipal and Aboriginal support, project readiness and electricity system benefit. The revisions to the FiT program do not affect FiT contracts issued prior to October 31, 2011. Prices under the FiT program will be reviewed annually, with prices established in November that will take effect January 1 of the following year. Such price changes do not affect previously issued FiT contracts but, rather, only FiT contracts to be entered into subsequent to the price change. The revisions may, however, make project economics less attractive (because of the PPA price reduction) and by granting priority points or status to certain types of projects, may make it more difficult to obtain PPAs in the future.

Other Provinces.    Provincial support for renewable energy in other provinces includes the following objectives:

•	British Columbia: To achieve energy self-sufficiency by 2016 with at least 93% of net electricity generation from clean or renewable sources.

•	New Brunswick: To generate 10% of net electricity generation from new renewable sources by 2016.

•	Nova Scotia: To generate 25% and 40% of net electricity generation from new (post-2001) sources of renewable energy by 2015 and 2020, respectively.

United Kingdom

Renewables Obligation

In the United Kingdom, the Renewables Obligation supports renewable electricity generation by placing an obligation on licensed electricity suppliers to submit Renewables Obligation Certificates, or “ROCs,” each year or else pay a buy-out price. Suppliers source ROCs from generators of electricity from renewable sources. ROCs are awarded by the Office for Gas and Electricity Markets, or “Ofgem,” the regulator of electricity and gas markets in Great Britain, according to the generating station’s metered output. Different technologies are awarded different amounts of ROCs for each MWh of generation. Due to the structuring of the Renewables Obligations program, solar generating stations should continue to receive the number of ROCs per MWh of generation for which they were first accredited for the duration of their 20 year Renewables Obligation support.

The government of the United Kingdom has indicated that new renewable energy projects may continue to gain accreditation under the Renewables Obligation until March 31, 2017. After that date the government of the United Kingdom intends to close the Renewables Obligation to new accreditation, and the pool of Renewables obligation-supported electricity capacity will decrease over time until the program ends on March 31, 2037. ROCs issued after a date to be specified (expected to be 1 April 2027) will be replaced with “fixed price certificates,” which is a new form of certificate. The Department of Energy and Climate Change, or the “DECC,” has indicated that the intention is to maintain levels and length of support for existing participants.

Feed-in Tariffs

FiTs support renewable electricity generation by requiring certain licensed electricity suppliers to make generation and export payments in respect of certain kinds of renewable electricity generation up to 5 MW. New, small-scale electricity generating stations, including solar, above 50 kW and up to 5 MW in size have the one-off option of choosing support from either the Renewables Obligation or the FiT scheme. Generation payments are a fixed payment by the relevant electricity supplier to the FiT generator for every kWh generation by the installation. Export payments are a fixed payment by the relevant electricity supplier to the FiT generator for every kWh exported to the national grid (although electricity can alternatively be sold into the market). FiTs for solar generating stations are granted for either 20 or 25 years. The policy of “grandfathering” ensures that solar generating stations should continue to receive the FiT for which they were first accredited for the duration of their FiT support.

Levy Exemption Certificates

Certain renewable generators are also eligible to receive transferable exemptions for the Climate Change Levy, which is a tax on the supply of energy products (including electricity) to non-domestic consumers. The Climate Change Levy has been adjusted to provide carbon price support as well.

Long-Term Visibility of Support

While the Renewables Obligation and FiT support levels decrease over time for new projects due to anticipated reductions in the cost of installations, an objective from DECC has been to seek to create stability in the market for investors and to create a long-term sustainable regulatory framework. This is illustrated by the policy of “grandfathering,” the long duration of Renewables Obligation and FiT support levels and mechanisms such as banding reviews, degression and the Levy Control Framework which are designed to ensure that levels of support for renewables are sustainable.

Chile

Chile has two major electricity grids, the Central Interconnected System, or the “SIC,” and the Northern Interconnected System, or the “SING.” Each of these two main grids has its own independent system operator and market administrator, a Centro de Despacho Económico de Carga, or “CDEC,” and is subject to the oversight of La Comisión Nacional de Energía, or “CNE.” The CDECs’ functions include ensuring an adequate supply of electricity into the system and providing efficient and economical dispatch of power projects.

In 2008, the Chilean government enacted the Renewable and Non-Conventional Energy Law which required power generation companies who sell directly to end-use customers to source 5% of their electricity from renewable energy sources by 2010, which such percentage gradually increasing each year until it reaches 10% in 2024. The current penalty for non-compliance is approximately $32 per MWh. Currently proposed amendments to the Renewable and Non-Conventional Energy Law are expected to increase the percentage of renewable energy to 20% by 2025 and introduce a tendering system. As of the end of 2011, renewable energy accounted for approximately 3% of total electricity generation in Chile. In January 2012, the Chilean legislature unanimously adopted a measure known as Ley 20/20, which seeks to accelerate the NCRE requirement to 20% by 2020.

In early 2012, the Chilean government approved net-metering regulations that would allow systems of up to 100 kW to connect to the grid. Residential customers in the SIC already pay approximately U.S. $0.20 per kWh, and with generation from PV systems not subject to the country’s VAT, project economics are favorable for early adopters.

Legal Proceedings

We are not a party to any legal proceeding other than legal proceedings arising in the ordinary course of our business. We are also a party to various administrative and regulatory proceedings that have arisen in the ordinary course of our business. Although it is not possible to predict the outcome of any of these matters, we believe the ultimate outcome of these matters, individually and in the aggregate, will not have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Below is a list of names, ages (as of December 31, 2013) and a brief account of the business experience of persons who have been or will be appointed to serve as our executive officers, other key officers and directors prior to the consummation of this offering. Each of our executive officers and other key officers listed below were appointed to their respective position with us in January 2014.

Name	Age	Position
Carlos Domenech Zornoza	43	Director and Chief Executive Officer
Francisco “Pancho” Perez Gundin	43	Director and Chief Operating Officer
Sanjeev Kumar	49	Chief Financial Officer
Kevin Lapidus	43	Senior Vice President, M&A and Strategy
Sebastian Deschler	43	General Counsel
Ahmad Chatila	47	Director and Chairman
Brian Wuebbels	41	Director

Carlos Domenech Zornoza, Director and Chief Executive Officer

Carlos Domenech serves as our Chief Executive Officer. Previously, Mr. Domenech served as the Executive Vice President & President of SunEdison Capital from November 2009 to January 2014. Prior to the acquisition of SunEdison by MEMC Electronic Materials, Inc. in November 2009, Mr. Domenech served as the Chief Financial Officer of SunEdison beginning in September 2007 until he became its Chief Operating Officer in November 2008. Prior to joining SunEdison, Mr. Domenech spent 14 years with General Electric, where he served in a variety of leadership roles, including serving as the Chief Financial Officer of Universal Pictures International Entertainment, then a division of General Electric.

Francisco “Pancho” Perez Gundin, Director and Chief Operating Officer

Pancho Perez-Gundin serves as our Chief Operating Officer. Previously, Mr. Perez-Gundin served as the President of SunEdison Europe, EMEA and Latin America from June 2009 to January 2014. Mr. Perez-Gundin began with SunEdison in operations in November 2008. Prior to joining SunEdison, Mr. Perez-Gundin spent 14 years with Universal Pictures International Entertainment, where he served in a variety of financial roles, including most recently serving as Financial Director for that company.

Sanjeev Kumar, Chief Financial Officer

Sanjeev Kumar serves as our Chief Financial Officer. From February 2013 to December 2013, Mr. Kumar served as the Chief Financial Officer of EverStream Yield, whose efforts were combined with Yieldco in January 2014, from February 2013 to December 2013. EverStream Yield was an affiliate of SunEdison and EverStream Energy Capital Management, an energy investment company. From December 2009 to November 2012, Mr. Kumar served as the Chief Financial Officer of Enphase Energy, including during its initial public offering in 2012. From December 2008 to July 2009, Mr. Kumar served as the Chief Financial Officer of HelioVolt Corporation, a producer of thin film solar products. From 2006 to 2008, Mr. Kumar served as the Chief Financial Officer of Energy Conversion Devices, Inc., a publicly traded company and a supplier of thin-film flexible solar laminates and batteries used in hybrid vehicles. Prior to 2006, Mr. Kumar served in a number of different finance positions, including as Chief Financial Officer of the U.S. operations of Rhodia S.A., a publicly held chemicals company, and as Assistant Treasurer and Manager of Corporate Development of Occidental Petroleum Corporation, an oil and gas exploration and production company. Mr. Kumar previously served on the board of directors of Solar Integrated Technologies Inc., a publicly-listed company in the

United Kingdom, and Ovonyx, Inc., a privately-held company commercializing its phase-change semiconductor memory technology.

Kevin Lapidus, SVP of M&A and Strategy

Kevin Lapidus serves as our Senior Vice President of M&A and Strategy. Mr. Lapidus also serves as the Senior Vice President of Business Development and Government Affairs for SunEdison, a position he has held since January 2013. In that role, Mr. Lapidus manages SunEdison’s Global Business Development group. Mr. Lapidus also manages the global SunEdison government affairs group. Previously, Mr. Lapidus served as SunEdison’s General Counsel from February 2007 until joining the Global Business Development group. Prior to that, Mr. Lapidus served as the Senior Vice President and General Counsel of two other technology companies, and for six years served on the board of directors of the Washington Metropolitan Area Corporate Counsel Association (WMACCA), including serving as its president for one year. WMACCA represents the interests of over 1,800 in-house counsel from over 500 organizations in the Maryland, Virginia and DC region. Mr. Lapidus was also an attorney at both Hale and Dorr and Hogan & Hartson.

Sebastian Deschler, General Counsel

Sebastian Deschler serves as our General Counsel. Previously, Mr. Deschler served as SunEdison’s Vice President and Head of Legal, EMEA and Latin America, from July 2010 to January 2014. Mr. Deschler previously served as Director, International Legal and Head of Legal, Europe, of SunEdison from December 2007 to June 2010. Prior to joining SunEdison, Mr. Deschler was an attorney at Milbank, Tweed, Hadley & McCloy LLP and Orrick, Herrington & Sutcliffe LLP in Washington, D.C., handling project finance, regulatory and corporate matters.

Ahmad Chatila, Director and Chairman

Ahmad Chatila serves as Chairman of our board of directors and as a director. Mr. Chatila serves as the President, Chief Executive Officer and a member of the Board of Directors for SunEdison, positions he has held since March 2009. Prior to SunEdison, Mr. Chatila served as Executive Vice President of the Memory and Imaging Division, and head of global manufacturing for Cypress Semiconductor. Previously, Mr. Chatila served as managing director of Cypress’ Low Power Memory Business Unit. Prior to these roles at Cypress, Mr. Chatila served in sales at Taiwan Semiconductor Manufacturing Co.

Brian Wuebbels, Director

Brian Wuebbels is a member of our board of directors. Mr. Wuebbels serves as the Executive Vice President and Chief Financial Officer of SunEdison, positions he has held since May 2012. Mr. Wuebbels has been with SunEdison/MEMC Electronic Materials, Inc. since 2007 and previously held various positions, including Vice President and General Manager – Balance of System Products, Vice President, Solar Wafer Manufacturing, Vice President of Financial Planning and Analysis and Vice President Operations Finance. Before joining MEMC, Mr. Wuebbels served as Vice President and Chief Financial Officer of Honeywell’s Sensing and Controls Business. Prior to that, Mr. Wuebbels spent 10 years at General Electric in various senior finance and operations roles in multiple businesses around the world.

Controlled Company

For purposes of the applicable stock exchange rules, we expect to be a “controlled company.” Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We expect that SunEdison will continue to control more than 50% of the combined voting power of our common stock upon completion of this offering and will continue to have the right to designate a majority of the members of our board of directors for nomination for election and the voting power to elect such directors following this offering. Accordingly, we expect to be eligible to, and we intend to, take advantage of certain exemptions from corporate governance requirements provided in the applicable stock exchange rules. Specifically, as a controlled company, we would not be required to have (i) a majority of independent directors, (ii) a Nominating/Corporate Governance Committee composed entirely of independent directors, (iii) a Compensation Committee composed entirely of independent directors or (iv) an annual performance evaluation of the Nominating/Corporate Governance and Compensation Committees. Therefore, following this offering if we are able to rely on the “controlled company” exemption, we will not have a majority of independent directors, our Nominating and Corporate Governance and Compensation Committees will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations; accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the applicable stock exchange rules. The controlled company exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the applicable stock exchange rules, which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our Class A common stock on such stock exchange, a majority of whom will be independent within 90 days of the date of this prospectus, and each of whom will be independent within one year of the date of this prospectus.

Board Composition

Upon completion of this offering our board of directors will consist of                     members.

Our board of directors will be responsible for, among other things, overseeing the conduct of our business, reviewing and, where appropriate, approving our long-term strategic, financial and organizational goals and plans, and reviewing the performance of our chief executive officer and other members of senior management. Following the end of each year, our board of directors will conduct an annual self-evaluation, which includes a review of any areas in which the board of directors or management believes the board of directors can make a better contribution to our corporate governance, as well as a review of the committee structure and an assessment of the board of directors’ compliance with corporate governance principles. In fulfilling the board of directors’ responsibilities, directors have full access to our management and independent advisors.

Our board of directors, as a whole and through its committees, will have responsibility for the oversight of risk management. Our senior management is responsible for assessing and managing our risks on a day-to-day basis. Our audit committee will oversee and review with management our policies with respect to risk assessment and risk management and our significant financial risk exposures and the actions management has taken to limit, monitor or control such exposures, and our compensation committee oversees risk related to compensation policies. Both our audit and compensation committees will report to the full board of directors with respect to these matters, among others.

Committees of the Board of Directors

We expect that, immediately following this offering, the standing committees of our board of directors will consist of an Audit Committee, a Compensation Committee and a Corporate Governance, Conflicts and Nominating Committee. Each of the committees will report to the board of directors as they deem appropriate and as the board may request. The expected composition, duties and responsibilities of these committees are set forth below.

Audit Committee

The Audit Committee will be responsible for, among other matters: (1) appointing, retaining and evaluating our independent registered public accounting firm and approving all services to be performed by them; (2) overseeing our independent registered public accounting firm’s qualifications, independence and performance; (3) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (4) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (5) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (6) reviewing and approving related person transactions.

Immediately following this offering, our Audit Committee will consist                     of                     , and                     . We believe that                     and                     qualify as independent directors according to the rules and regulations of the SEC with respect to audit committee membership. We expect to add additional independent directors to our audit committee within one year of the effective date of the registration statement in order to comply with applicable rules and regulations of our stock exchange. We also believe that                     qualifies as our “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Our board of directors will adopt an amended written charter for the Audit Committee in connection with this offering, which will be available on our corporate website upon the completion of this offering. The information on our website is not part of this prospectus.

Compensation Committee

The Compensation Committee will be responsible for, among other matters: (1) reviewing and make recommendations to our board of directors with respect to compensation, incentive-compensation and equity-based plans that are subject to board approval; (2) reviewing and approving the compensation of our non-employee directors; (3) monitoring compliance by officers and directors with our stock ownership guidelines; and (4) administering of stock plans and other incentive compensation plans (including the 2014 Incentive Plan).

Upon completion of this offering, our Compensation Committee will consist of Mr.                 , Mr.                  and Mr.                 . Our board of directors will adopt a written charter for the Compensation Committee, which will be available on our corporate website upon the completion of this offering. The information on our website is not part of this prospectus.

Corporate Governance, Conflicts and Nominating Committee

Our Corporate Governance, Conflicts and Nominating Committee will be responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; (4) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us; and (5) reviewing and approving proposed conflicted transactions between us and an affiliated party (including with respect to the purchase and sale of the Call Right Projects, any ROFO Projects and any other proposed project sales from our Sponsor to us).

Immediately following this offering, our Corporate Governance, Conflicts and Nominating Committee will consist of                    and                    . Our board of directors will adopt a written charter

for the Corporate Governance, Conflicts and Nominating Committee in connection with this offering, which will be available on our corporate website upon the completion of this offering. The information on our website is not part of this prospectus.

Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Family Relationships

There are no family relationships among any of our executive officers.

Code of Ethics

Prior to completion of this offering, our board of directors will adopt a Code of Ethics that applies to all of our employees, including our chief executive officer, chief financial officer and principal accounting officer. Our Code of Ethics is available on our website. If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to satisfy the requirements under Item 5.05 of Item 8-K regarding the disclosure of amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer, financial and accounting officers by posting the required information on our website. Our website is not part of this prospectus.

EXECUTIVE OFFICER COMPENSATION

Compensation of our Executive Officers

We are a newly formed subsidiary of SunEdison consisting of portions of various parts of SunEdison’s business that are being contributed to us in connection with this offering. We have not incurred any cost or liability with respect to compensation of our executive officers prior to our formation. We do not and will not directly employ any of the persons responsible for managing our business and we currently do not have a compensation committee.

Our officers will manage the day-to-day affairs of our business. Mr. Domenech was previously an executive officer of SunEdison, and each of our executive officers is an employee of SunEdison. However, other than Mr. Lapidus, who will have responsibilities to both us and SunEdison, our executive officers will be dedicated to the operations and management of our business. Mr. Lapidus will devote part of his business time to our business and part of his business time to SunEdison’s business.

Because our executive officers will remain employees of SunEdison, their compensation will be determined and paid by SunEdison. The ultimate responsibility and authority for compensation-related decisions for our executive officers will reside with the SunEdison compensation committee or the Chief Executive Officer of SunEdison, as applicable, and any such compensation decisions will not be subject to any approvals by our board of directors or any committees thereof. Our executive officers, as well as other employees of SunEdison who provide services to us, may participate in employee benefit plans and arrangements sponsored by SunEdison, including plans that may be established in the future. In addition, certain of our officers and certain employees of SunEdison who provide services to us currently hold grants under SunEdison’s equity incentive plans and will retain these grants after the completion of this offering. We will not reimburse SunEdison for compensation related expenses attributable to any executive’s or employee’s time dedicated to providing services to us. For details on the amounts we will pay SunEdison following this offering for management services, see “Certain Relationships and Related Party Transactions—Management Services Agreement.”

Except as set forth below, we do not currently expect to have any long-term incentive or equity compensation plan in which our executive officers may participate.

Equity Incentive Awards

In connection with the formation of Yieldco, each of our executive officers was granted on January 31, 2014 equity incentive awards under the 2014 Incentive Plan in the form of restricted shares. The restricted shares will convert into shares of Class A common stock upon the filing of our amended and restated certification of incorporation in connection the completion of this offering. The table below sets forth the economic interest that each executive officer will hold in Yield LLC following the conversion of the restricted shares into Class A common stock, as well as the number of shares of Class A common stock that each executive will hold upon such conversion, based upon an assumed initial public offering price of $         per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions but before offering expenses (all of which will be paid by our Sponsor).

Name	Economic Interest in Yield LLC (%)	Number of Shares of Class A common stock
Francisco “Pancho” Perez-Gundin	0.80
Sanjeev Kumar	0.20
Chris Moakley	0.30
Kevin Lapidus	0.33
Sebastian Deschler	0.14
Chris Bailey	0.18
Javier Areitio Bereincua	0.18
David Fernandez	0.08

Total	3.83%

For each executive, 25% of the Class A common stock will vest on the first anniversary of the date of the grant, 25% will vest on the second anniversary of the date of the grant, and 50% will vest on the third anniversary of the date of grant, subject to accelerated vesting upon certain events. Under certain circumstances upon a termination of employment, any unvested shares of Class A common stock held by the terminated executive will be forfeited. In addition, prior to the completion of this offering, we expect that Mr. Domenech will be granted restricted shares under the 2014 Incentive Plan that represent a 1.2% economic interest in Yield LLC upon the completion of this offering. These restricted shares will be subject to the same vesting terms as the grants described above. We expect that Mr. Domenech will also be granted 3,749 shares of Class A common stock under the 2014 Incentive Plan. These shares will be subject to time-based vesting conditions, with 34% vesting upon the 6 month anniversary of this offering, 33% vesting upon the one year anniversary of this offering and 33% vesting upon the 18 month anniversary of this offering. These restricted shares will not be subject to forfeiture in the event of a termination of employment.

SunEdison Yieldco, Inc. 2014 Omnibus Incentive Plan

2014 Incentive Plan became effective as of January 31, 2014. The material terms of the 2014 Incentive Plan are summarized below. Certain awards which have been made, or we expect will be made prior to the completion of this offering, under the 2014 Incentive Plan are summarized above.

The purpose of the 2014 Incentive Plan is to enhance the profitability and value of our company for the benefit of our stockholders by enabling us to offer eligible individuals cash and stock-based incentives in order to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and our stockholders. Eligibility to participate in the 2014 Incentive Plan is limited to our and our affiliates’ employees (including officers and directors who are employees), non-employee directors and consultants who are designated by our board or a committee of our board which is authorized to administer the plan, in its discretion, as eligible to receive awards under the 2014 Incentive Plan. The 2014 Incentive Plan provides for the grant of non-qualified stock options, incentive stock options (within the meaning of Internal Revenue Code Section 422), stock appreciation rights, restricted stock, performance shares or any other cash or stock based award. The material terms of the 2014 Incentive Plan are as follows:

•	Shares Subject to the Plan. Following this offering, the maximum aggregate number of shares that may be issued under the 2014 Incentive Plan shall not exceed a number of shares of Class A common stock that represent an aggregate 8.5% economic interest in Yield LLC, subject to certain adjustments to prevent dilution. This limitation does not apply to any awards settled in cash. To the extent any stock option or other stock-based award granted under the 2014 Incentive Plan is forfeited, cancelled, terminated, expires or lapses without having been exercised or paid in full, the shares subject to such awards will become available for future grant or sale under the 2014 Incentive Plan. The Class C common stock issued, subject to outstanding awards or reserved under the 2014 Incentive Plan will convert at the time of our initial public offering into shares of Class A common stock, and thereafter, all references to Class C common stock in the 2014 Incentive Plan will be deemed to be references to our Class A common stock. As used herein, references to “common stock” mean, prior to the completion of this offering, our Class C common stock and, following the completion of this offering, our Class A common stock.

•	Award Limitations. During the course of any fiscal year, the maximum number of shares subject to any award of stock options, stock appreciation rights, shares of restricted stock or other stock-based awards for which the grant of such award or the lapse of the relevant restricted period is subject to the attainment of performance goals shall be equal to 80% of the total share reserve under the 2014 Incentive Plan, provided that the maximum number of shares for all types of awards does not exceed 80% of the share reserve during any fiscal year. The maximum grant date fair value of any award granted to any director during any calendar year shall not exceed $500,000. There are no annual individual share limitations applicable to restricted stock or other stock-based awards for which the grant, vesting or payment (as applicable) is not subject to the attainment of performance goals. During the course of any fiscal year, the maximum number of shares granted to an individual under the 2014 Incentive Plan based on performance goals shall be equal to eighty percent (80%) of the maximum aggregate number of shares that may be issued under the 2014 Incentive Plan. The maximum value of a cash payment to an individual made under a performance award with respect to a fiscal shall be $10,000,000.

•	Plan Administration. The 2014 Incentive Plan provides that the plan will be administered by a committee of our board of directors duly authorized by our board to administer the plan, or if no committee is authorized, then our board will administer the plan. We expect that our Compensation Committee will be authorized to administer the 2014 Incentive Plan prior to the completion of this offering. Our board of directors has the authority to amend and modify the plan, subject to any shareholder approval required by law or exchange rules. Subject to the terms of our 2014 Incentive Plan, our Compensation Committee will have the authority to determine the terms, conditions and restrictions, including vesting terms, the number of shares of common stock subject to an award and the performance measures applicable to awards granted under the 2014 Incentive Plan, amend any outstanding awards and construe and interpret the 2014 Incentive Plan and the awards granted thereunder. Our Compensation Committee also has the ability to delegate its authority to grant awards and/or to execute agreements or other documents on behalf of the Compensation Committee to one or more of our officers (to the extent permitted by applicable law and applicable exchange rules).

•

Stock Options and Stock Appreciation Rights.    Our Compensation Committee may grant incentive stock options, non-qualified stock options and stock appreciation rights under our 2014 Incentive Plan, provided that incentive stock options can only be granted to eligible employees. Generally, the exercise price of stock options and stock appreciation rights will be fixed by the Compensation Committee and set forth in the award agreement, but in no event will the exercise price be less than 100% of the grant date fair market value of shares of our common stock. The term of a stock option or stock appreciation right may not exceed ten years; provided, however, than an incentive stock option held by an employee who owns more than 10% of all of our classes of stock, or of certain of our affiliates, may not have a term in excess of five years and must have an exercise price of at least 110% of the grant date fair market value of shares of our common stock. Upon a participant’s termination of service for any reason other than cause, death or disability, the participant may exercise his or her option during the time period ending on the earlier of ninety (90) days after such termination date or the term of the option. Upon a participant’s termination of service for death or disability, the participant (or his or her estate as applicable) may exercise his or her option during the time period ending on the earlier of one (1) year after such termination date or the term of option. If a participant is terminated for cause, then all outstanding options (whether or not vested) shall immediately terminate and cease to be exercisable. Subject to the provisions of our 2014 Incentive Plan, our Compensation Committee will determine the remaining terms of the stock options and stock appreciation rights.

•	Restricted Stock. Our Compensation Committee will decide at the time of grant whether an award will be in restricted stock. The Compensation Committee will also determine the number of shares subject to the award, vesting and the nature of any performance targets. Subject to the terms of the award agreement, the recipient of restricted stock will have voting rights and be entitled to receive dividends with respect to his or her shares of restricted stock.

•	Performance-Based Awards. Our Compensation Committee will determine the value of any performance-based award, the vesting and nature of the performance measures and whether the performance award is denominated or settled in cash, in common stock or in a combination of both. The performance goals applicable to a particular award will be determined by our Compensation Committee in writing prior to the beginning of the applicable performance period or at such later date as permitted under Internal Revenue Code Section 162(m) and while the outcome of the performance goals are substantially uncertain. The performance goals will be objective and will include one or more of the following company-wide, subsidiary, division, other operational unit, administrative department or product category of the company measures: earnings per share; operating income; gross income; net income (before or after taxes); cash flow; gross profit; gross profit return on investment; gross margin return on investment; gross margin; operating margin; working capital; earnings before interest and taxes; earnings before interest, tax, depreciation and amortization; return on equity; return on assets; return on capital; return on invested capital; net revenues; gross revenues; revenue growth; annual recurring revenues; recurring revenues; service revenues; license revenues; sales or market share; total shareholder return; economic value added; specified objectives with regard to limiting the level of increase in all or a portion of the company’s bank debt or other long-term or short-term public or private debt or other similar financial obligations of the company, which may be calculated net of cash balances and/or other offsets and adjustments as may be established by the Compensation Committee in its sole discretion; the fair market value of the company’ stock; the growth in the value of an investment in the company’s stock assuming the reinvestment of dividends; or reduction in operating expenses. The applicable award agreement may provide for acceleration or adjustments to the performance targets.

•	Vesting. Subject to the limitations set forth in the 2014 Incentive Plan, our Compensation Committee will determine the vesting terms (including any performance targets) governing each award at the time of the grant.

•	Dividends. Subject to the terms of the 2014 Incentive Plan, no dividends will be payable with respect to performance-based awards or other stock-based or cash-based awards. Our

Compensation Committee in its sole discretion may provide in the applicable award agreement that holders of performance shares be entitled to dividends to the extent such performance shares.

•	Transferability of Awards. Except as otherwise permitted by the Compensation Committee or the 2014 Incentive Plan, the 2014 Incentive Plan does not allow awards to be transferred; provided, however, that (i) certain awards may be transferable by will or by the laws of descent and distribution; (ii) the Committee may determine, in its sole discretion, at the time of grant or thereafter that a non-qualified stock option that is otherwise not transferable is transferable to a family member in whole or in part and in such circumstances, and under such conditions, as specified by the Committee; and (ii) shares subject to awards made pursuant to other stock-based or cash-based awards may not be transferred prior to the date on which the shares are issued, or, if later, the date on which any applicable restriction, performance or deferral period lapses.

•	Adjustment for Changes in Capitalization. If any adjustment, recapitalization, reorganization, other change in our capital structure or business, merger, consolidation of the company or any affiliate, issuance of bonds, debentures, preferred or prior preferences stock ahead or of affecting the common stock, dissolution or liquidation of the company or any affiliate, sale or transfer of all or part of the assets or business of the company or any affiliate or other corporate act or proceeding occurs, appropriate adjustments will be made in the number and price of shares subject to each outstanding award, as well as to the share limitations contained in the 2014 Incentive Plan.

•	Change in Control. Upon a “change in control” (as defined in the 2014 Incentive Plan) an award may be treated, to the extent determined by our Compensation Committee to be permitted under Internal Revenue Code Section 409A, in accordance with one of the following methods as determined by our Compensation Committee in its sole discretion: (i) awards, whether or not then vested, shall be continued, assumed, or have new rights substituted therefor, and, where appropriate, receive the same distribution as other shares of Class C common stock on such terms as determined by the Compensation Committee; provided that the Compensation Committee may decide to award additional restricted stock or other awards in lieu of any cash distribution; (ii) we or any of our affiliates may purchase any awards for an amount of cash equal to the excess (if any) of the “change in control price” (as defined in the 2014 Incentive Plan) of the shares covered by such awards, over the aggregate exercise price of such awards; or (iii) we may terminate all outstanding and unexercised stock options, stock appreciation rights, or any other stock-based award that provides for a participant elected exercise, effective as of the date of the change in control, by delivering notice of termination to each participant at least twenty (20) days prior to the date of consummation of the change in control, in which case during the period from the date on which such notice of termination is delivered to the consummation of the change in control, each such participant shall have the right to exercise in full all of such participant’s awards that are then outstanding (without regard to any limitations on exercisability otherwise contained in the award agreements), but any such exercise shall be contingent on the occurrence of the change in control, and, provided that, if the change in control does not take place within a specified period after giving such notice for any reason whatsoever, the notice and exercise pursuant thereto shall be null and void.

•	Acceleration. Notwithstanding the terms of the applicable award agreement, our Compensation Committee has the power to accelerate the time at which an award may first be exercised or the time during which an award, or any part thereof, will vest in accordance with the 2014 Incentive Plan.

•	Amendment, Modification or Termination of the 2014 Incentive Plan. Our board of directors has the authority to amend, modify, terminate or suspend this 2014 Incentive Plan or amend any or all of the applicable award agreements made pursuant to the 2014 Incentive Plan to the extent permitted by law, subject to any stockholder approval required by law or exchange rules for certain amendments; provided that no termination, suspension or modification of the 2014 Incentive Plan may materially or adversely affect any right acquired by any award recipient prior to such termination, suspension or modification without the consent of the award recipient. Our 2014 Incentive Plan will terminate on the ten-year anniversary of its approval by our board of directors, unless terminated earlier pursuant to the terms of the 2014 Incentive Plan.

Compensation of our Directors

The officers of SunEdison who also serve as our directors will not receive additional compensation for their service as one of our directors. Our directors who are not officers or employees of SunEdison will receive compensation as “non-employee directors” as set by our board of directors.

Effective as of the completion of this offering, each non-employee director who is not also an officer of SunEdison will receive a compensation package that will consist of an annual retainer of $        . In addition, our directors will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or its committees. One-third of the equity granted at the completion of this offering will vest on each of the first three anniversaries of the date of grant. As a general matter, we expect that in the future each non-employee director who is not also an officer of SunEdison will receive grants of equity-based awards upon appointment to our board of directors and from time to time thereafter for so long as he or she serves as a director.

Each member of our board of directors will be indemnified for their actions associated with being a director to the fullest extent permitted under Delaware law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our Class A common stock that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

•	beneficial owners of 5% or more of our common stock;

•	each of our directors, director nominees and named executive officers; and

•	all of our directors and executive officers, as a group.

The number of shares of our Class A common stock and percentage of beneficial ownership before and after consummation of this offering is presented after giving effect to the Organizational Transactions. The number of shares of our Class A common stock and percentage of beneficial ownership after this offering set forth below are based on the shares of our Class A common stock and Yield LLC Class B units outstanding immediately after this offering.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus and restricted stock units that vest within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options and restricted stock units for the purposes of computing the percentage ownership of that person and any group of which that person is a member. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on                 shares of Class A common stock and                 shares of Class B common stock outstanding for stockholders other than our executive officers and directors. Percentage of beneficial ownership of our executive officers and directors is based on                 shares of Class A common stock and                 shares of Class B common stock outstanding plus options exercisable within 60 days and restricted stock units that vest within 60 days of the date of this prospectus by any executive officer or director included in the group for which percentage ownership has been calculated. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o SunEdison, Inc., 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376. For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

	Number of Shares of Class A Common Stock			Percentage of Combined Voting Power
	Before Offering	After Offering	After Offering (Full Exercise of Underwriter’s Option)	Before Offering	After Offering(2)	After Offering (Full Exercise of Underwriter’s Option)(2)
5% Stockholders
SunEdison(1)	—	—	—	100%		%
Directors and Executive Officers:
Carlos Domenach.
Franciso “Pancho” Perez-Gundin
Sanjeev Kumar
Kevin Lapidus
Sebastian Deschler
Ahmad Chatila
Brian Wuebbels
Directors and executive officers as a group (seven persons)

(1)	Represents shares held directly by SunEdison Holdings Corporation, a wholly-owned subsidiary of SunEdison. SunEdison Holdings Corporation will not own any shares of Class A common stock immediately following this offering. However, SunEdison Holdings Corporation will own Class B common units of Yieldco LLC, which are exchangeable for shares of our Class A common stock at any time following this offering. As a result, SunEdison Holdings Corporation may be deemed to beneficially own the shares of Class A common stock for which such Class B units are exchangeable. If SunEdison Holdings Corporation exchanged all of its Class B common units for shares of our Class A common stock, it would own no shares of Class B common stock, it would own shares, or %, of our Class A common stock and it would hold % of our combined voting power.
(2)	Each share of our Class B common stock is entitled to 10 votes per share.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Project Support Agreement

In connection with the consummation of this offering, we will enter into the Support Agreement with our Sponsor, pursuant to which our Sponsor will provide us the opportunity to acquire the Call Right Projects and a right of first offer with respect to the ROFO Projects, as described below.

Call Right Projects

Pursuant to the Support Agreement, our Sponsor will provide us and our subsidiaries with the right, but not the obligation, to purchase for cash certain solar projects from its project pipeline. We refer to these projects as the Call Right Projects. The Call Right Projects will consist of (i) a list of identified projects and (ii) other projects to be identified in the future that are both (a) located in the United States, Canada, the United Kingdom, Chile or any other country on which we and our Sponsor mutually agree and (b) subject to a fully executed PPA with a creditworthy counterparty, as determined in our reasonable discretion.

The Support Agreement will require our Sponsor to add qualifying projects from its development pipeline to the Call Right Project list from its pipeline on a quarterly basis until we have been offered Call Right Projects that are projected to generate the specified minimum amount of FTM CAFD for each of the periods covered by the Support Agreement. In addition, our Sponsor will be permitted to remove a project from the Call Right Project list for any valid business reason. In that case, the Sponsor will be required to replace such project with one or more additional qualified projects that are reasonably accept to us.

Our Sponsor’s aggregate commitment is to offer us Call Right Projects with projected aggregate FTM CAFD of $200.0 million by the end of 2016. The Support Agreement will require our Sponsor to offer us solar projects during 2015 that are projected to generate FTM CAFD of at least $75.0 million, and to offer us solar projects during 2016 that are projected to generate FTM CAFD of at least $125.0 million.

The Support Agreement will establish an aggregate purchase price of approximately $         million for certain of the Call Right Projects identified therein, which price was determined by good faith negotiations between us and our Sponsor. If we elect to purchase less than all of the priced Call Right Projects, we and our Sponsor will negotiate prices for individual projects. For Call Right Projects not yet priced, we and our Sponsor will agree to negotiate in good faith to determine the price of these projects in accordance with the procedures set forth in the Support Agreement. In the event we are unable to reach an agreement on price for any of these additional Call Right Projects, our Sponsor will have the right to offer that Call Right Project to third parties, however, we will have the right to match any price offered by any third party and acquire such Call Right Project on the terms our Sponsor could have obtained from such third party. Similarly, if our Sponsor receives an unsolicited offer from a third party for an unpriced Call Right Project, our Sponsor will be required to notify us and we will have the right to purchase such project on substantially similar terms, but at a price no less than the price specified in the third party offer. If we decline to exercise our purchase right, our Sponsor will be permitted to sell the applicable project to a third party.

We will be permitted to exercise our call right with respect to any Call Right Project identified in the Support Agreement at any time during the applicable call right period for that Call Right Project, which generally will begin on the date of the agreement with respect to identified projects or the date a project is added to the Call Right Project list and will end on the COD. If we exercise our option to purchase a project under the Support Agreement, our Sponsor will be required to sell us that project on or about the date of its COD unless we otherwise agree to a different date.

ROFO Projects

Our Sponsor will agree in the Support Agreement to grant us a right of first offer with respect to any proposed transfer of any solar project developed by our Sponsor during the five-year period following the completion of this offering (other than Call Right Projects) located in the United States and its unincorporated territories, Canada, the United Kingdom, Chile and certain other jurisdictions. We refer to these projects as the ROFO Projects. Our Sponsor will agree to negotiate with us in good faith, for a period of 30 days, to reach an agreement with respect to any proposed sale of a ROFO Project for which we have exercised our right of first offer before it may sell or otherwise transfer such ROFO Project to a third party. If we and our Sponsor are unable to agree upon terms with respect to a ROFO Project, our Sponsor will have the right to sell such project to a third party on terms generally no less favorable to our Sponsor than those offered to us.

Our Sponsor will not be obligated to sell any of the ROFO Projects and, therefore, we do not know when, if ever, any ROFO Projects will be offered to, or acquired, by us. In addition, in the event that our Sponsor elects to sell ROFO Projects, our Sponsor will not be required to accept any offer we make and may choose to sell the projects to a third party (provided that the terms are no less favorable to our Sponsor than those offered to us) or not sell the projects at all.

Termination

We or our Sponsor will have the right to terminate the Support Agreement upon written notice if the other party materially breaches or defaults in the performance of its obligations under the Support Agreement or under any transaction agreement entered into by the parties in connection with any of the Call Right Projects or the ROFO Projects, and such breach or default is continuing for thirty (30) days after the breaching party has been given a written notice specifying such default or breach. Upon any such termination, the parties will generally have no further rights or obligations under the Support Agreement.

Project-Level Management and Administration Agreements

While projects are under construction and after they reach COD, affiliates of our Sponsor will provide management support to certain of our project-level entities in accordance with the terms of related O&M agreements, as described below.

Under the EPC contracts, the relevant Sponsor affiliates provide liquidated damages to cover delays in project completions, as well as market standard warranties, including performance ratio guaranties for periods that range between two and five years depending on the relevant market. The O&M contracts cover comprehensive preventive and corrective maintenance services for a fee as defined in such agreement. The relevant Sponsor affiliates also provide generation availability guarantees of generally 99% and related liquidated damage obligations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Operating Metrics—Generation Availability” for a description of “generation availability.”

Management Services Agreement

In connection with the consummation of this offering, we will enter into the Management Services Agreement pursuant to which our Sponsor will agree to provide or arrange for other service providers to provide management and administration services to us. The operating entities are not a party to the Management Services Agreement.

The following is a summary of certain provisions of our Management Services Agreement and is qualified in its entirety by reference to all of the provisions of such agreement. Because this description is only a summary of the Management Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review the Management Services Agreement in its entirety. Copies of the form of Management Services Agreement will be filed as an exhibit to the registration statement of which this prospectus is a part, and will be available electronically on the website of the Securities and Exchange Commission at www.sec.gov.

Services Rendered

Under the Management Services Agreement, our Sponsor or certain of its affiliates will provide or arrange for the provision by an appropriate service provider of the following services:

•	causing or supervising the carrying out of all day-to-day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations;

•	identifying, evaluating and recommending to us acquisitions or dispositions from time-to-time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;

•	developing and implementing our business strategy, including potential new markets to enter;

•	establishing and maintaining or supervising the establishment and maintenance of books and records;

•	recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;

•	recommending to us suitable candidates to serve on the boards of directors or their equivalents of our subsidiaries;

•	making recommendations with respect to the exercise of any voting rights to which we are entitled in respect of our subsidiaries;

•	making recommendations with respect to the payment of dividends by us or any other distributions by us, including distributions to holders of our Class A common stock;

•	monitoring and/or oversight of the applicable accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, and managing litigation in which we are sued or commencing litigation after consulting with, and subject to the approval of, the relevant board of directors or its equivalent;

•	attending to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of us, subject to approval by the relevant board of directors or its equivalent;

•	supervising the timely calculation and payment of taxes payable, and the filing of all tax returns;

•	causing our annual combined financial statements and quarterly interim financial statements to be: (i) prepared in accordance with generally accepted accounting principles or other applicable accounting principles for review and audit at least to such extent and with such frequency as may be required by law or regulation; and (ii) submitted to the relevant board of directors or its equivalent for its prior approval;

•	making recommendations in relation to and effecting the entry into insurance policies covering our assets, together with other insurances against other risks, including directors and officers insurance as the relevant service provider and the relevant board of directors or its equivalent may from time to time agree;

•	arranging for individuals to carry out the functions of principal executive, accounting and financial officers for purposes of applicable securities laws;

•	providing individuals to act as senior officers as agreed from time-to-time, subject to the approval of the relevant board of directors or its equivalent;

•	advising us regarding the maintenance of compliance with applicable laws and other obligations; and

•	providing all such other services as may from time-to-time be agreed with us that are reasonably related to our day-to-day operations.

These activities will be subject to the supervision of our board of directors and the board of directors of each of our subsidiaries or their equivalent, as applicable.

Management Fee

Pursuant to the Management Services Agreement, our Sponsor, will provide or arrange for the provision of operational, management and administrative services to us and our subsidiaries, and we will pay our Sponsor a base management fee equal to approximately $         million per quarter. The base management fee will be subject to an inflation-based adjustment annually beginning January 1, 2015 at an inflation factor based on the year-over-year U.S. consumer price index. It will also be subject to adjustments following the consummation of future acquisitions (in an amount equal to    % of the enterprise value of any acquired projects subject to an annual cap) and as a result of a change in the scope of services provided under the Management Services Agreement.

We may amend the scope of the services to be provided by our Sponsor under the Management Services Agreement, including reducing the number of our subsidiaries that receive services or otherwise, by providing 180 days’ prior written notice to our Sponsor, provided that the services to be provided by our Sponsor under the Management Services Agreement cannot be increased without our Sponsor’s prior written consent. Furthermore, we and our Sponsor must consent to any related change in the base management fee resulting from a change in the scope of services. If the parties are unable to agree on a revised base management fee, we may terminate the agreement after the end of such 180-day period by providing 30 days prior written notice to our Sponsor, provided that any decision by us to terminate the Management Services Agreement in such an event must be approved by a majority of our independent directors.

Reimbursement of Expenses and Certain Taxes

We will also reimburse our Sponsor for any third-party out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services to the extent such fees, costs and expenses would be capitalized and not expenses on our financial statements. However, we will not be required to reimburse our Sponsor for the salaries and other remuneration of its management, personnel or support staff who carry out any services or functions for us or overhead for such persons.

We will be required to reimburse our Sponsor for all out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party and to reimburse our Sponsor for any such fees, costs and expenses to the extent such fees, costs and expenses would be capitalized and not expenses on our financial statements. Such out-of-pocket fees, costs and expenses are expected to include, among other things, (i) fees, costs and expenses relating to any debt or equity financing; (ii) out-of-pocket fees, costs and expenses incurred in connection with general administration; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of us; (iv) amounts owed under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to our financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to or on behalf of us; and

(vi) any other fees, costs and expenses incurred by our Sponsor that are reasonably necessary for the performance by our Sponsor of its duties and functions under the Management Services Agreement.

In addition, we will be required to pay all third-party fees, expenses and costs incurred in connection with the investigation, acquisition, holding or disposal of any acquisition that is made or proposed to be made by us. Where the acquisition or proposed acquisition involves a joint acquisition that is made alongside one or more other persons, our Sponsor will be required to allocate such fees, costs and expenses in proportion to the notional amount of the acquisition made (or that would have been made in the case of an unconsummated acquisition) among all joint investors. Such additional fees, expenses and costs represent out-of-pocket costs associated with investment activities that will be undertaken pursuant to the Management Services Agreement.

We will also be required to pay or reimburse our Sponsor for all sales, use, value added, withholding or other taxes or customs duties or other governmental charges levied or imposed by reason of the Management Services Agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital gains taxes or other similar taxes payable by our Sponsor, which are personal to our Sponsor.

Amendment

Any amendment, supplement to or waiver of the Management Services Agreement (including any proposed change to the scope of services to be provided by our Sponsor thereunder and any related change in our Sponsor’s management fee) must be approved by a majority of our independent directors.

Termination

The Management Services Agreement will not have a fixed term. However, we will be able to terminate the Management Services Agreement upon 30 days’ prior written notice of termination from us to our Sponsor if any of the following occurs:

•	our Sponsor defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice of the breach is given to our Sponsor;

•	our Sponsor engages in any act of fraud, misappropriation of funds or embezzlement against us that results in material harm to us;

•	our Sponsor is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to us;

•	certain events relating to the bankruptcy or insolvency of our Sponsor, us, Yield LLC or Yield Operating LLC; or

•	in certain other limited circumstances.

Except as set forth above in “—Management Fee,” we will not have a right to terminate the Management Services Agreement for any other reason, including if our Sponsor experiences a change of control. We will only be able to terminate the Management Services Agreement with the prior unanimous approval of our independent directors.

Our Management Services Agreement will expressly provide that the agreement may not be terminated by us due solely to the poor performance or the underperformance of any of our operations.

Our Sponsor will be able to terminate the Management Services Agreement upon 180 days’ prior written notice of termination to us if we default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm and the default continues unremedied for a period of 30 days after written notice of the breach is given to us. Our Sponsor will also be able terminate the Management Services Agreement upon the occurrence of certain events relating to our bankruptcy or insolvency, and as set forth above in “—Termination.”

Indemnification and Limitations on Liability

Under the Management Services Agreement, our Sponsor will not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that we take in following or declining to follow the advice or recommendations of our Sponsor. The maximum amount of the aggregate liability of our Sponsor or any of its affiliates, or of any director, officer, employee, contractor, agent, advisor or other representative of our Sponsor or any of its affiliates, will be equal to the base management fee previously paid by us in the two most recent calendar years pursuant to the Management Services Agreement. We have also agreed to indemnify each of our Sponsor and its affiliates, directors, officers, agents, members, partners, stockholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from the Management Services Agreement or the services provided by our Sponsor, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Management Services Agreement, the indemnified persons will not be liable to us to the fullest extent permitted by law, except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

Outside Activities

The Management Services Agreement will not prohibit our Sponsor or its affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with us.

Amended and Restated Operating Agreement of Yield LLC

In connection with the completion of this offering, the amended and restated operating agreement of Yield LLC will be further amended and restated to authorize two classes of units, the Class A units and the Class B units, and to appoint Yieldco as the sole managing member of Yield LLC. The following is a description of the material terms of Yield LLC’s amended and restated operating agreement.

Governance

Yieldco will serve as the sole managing member of Yield LLC. As such, Yieldco, and effectively our board of directors, will control the business and affairs of Yield LLC and be responsible for the management of its business. No other member of Yield LLC, in its capacity as such, will have any authority or right to control the management of Yield LLC or to bind it in connection with any matter. Any amendment, supplement or waiver of the Yield LLC operating agreement must be approved by a majority of our independent directors.

Voting and Economic Rights of Members

Yield LLC will issue Class A units, which may only be issued to Yieldco, as the sole managing member, and Class B units, which may only be issued to our Sponsor and held by our Sponsor or its controlled affiliates. The Class A units and Class B units will have equivalent economic and other rights, except that upon issuance, each holder of a Class B unit will also be issued a single share of our Class B common stock. Each Class B unit will be exchangeable for a share of our Class A common stock, subject to equitable adjustments for stock splits, dividends and reclassifications in accordance with the terms of the Exchange Agreement. When our Sponsor or its controlled affiliates exchanges a Class B unit of Yield LLC for a share of our Class A common stock, we will automatically redeem and cancel a corresponding share of our Class B common stock and the Class B unit will automatically convert into a Class A unit of Yield LLC issued to us. The Class A units and Class B units will not have any voting rights.

Net profits and net losses and distributions by Yield LLC will be allocated and made to holders of units in accordance with the respective number of membership units of Yield LLC held. Yield LLC will agree to make distributions to us and our Sponsor for the purpose of funding tax obligations in respect of income of Yield LLC that is allocated to the members of Yield LLC. However, Yield LLC may not make any distributions to its members if doing so would violate any agreement to which it is then a party or any law then applicable to it, have the effect of rendering it insolvent or result in it having net capital lower than that required by applicable law. Additionally, because all of our operations are conducted through Yield Operating LLC and Yield Operating LLC’s Revolver will restrict the ability of Yield Operating LLC to make distributions to Yield LLC, Yield LLC may not have any funds available to make distributions to us and our Sponsor (including with respect to tax obligations).

Coordination of Yieldco and Yield LLC

At any time Yieldco issues a share of its Class A common stock for cash, the net proceeds therefrom will promptly be transferred to Yield LLC and Yield LLC will either:

•	transfer a newly issued Class A unit of Yield LLC to Yieldco; or

•	use such net proceeds to purchase a Class B unit of Yield LLC from SunEdison, which Class B unit will automatically convert into a Class A unit of Yield LLC when transferred to Yieldco.

In the event Yield LLC purchases a Class B unit of Yield LLC from our Sponsor, Yieldco will automatically redeem and cancel the corresponding share of its Class B common stock.

If Yieldco issues other classes or series of equity securities, Yield LLC will issue, and Yieldco will use the net proceeds therefrom to purchase, an equal amount of units with designations, preferences and other rights and terms that are substantially the same as Yieldco’s newly-issued equity securities. Conversely, if Yieldco elects to redeem any shares of its Class A common stock (or its equity securities of other classes or series) for cash, Yield LLC will, immediately prior to such redemption, redeem an equal number of Class A units (or its units of the corresponding classes or series) held by Yieldco, upon the same terms and for the same price, as the shares of Class A common stock (or equity securities of such other classes or series) so redeemed.

Issuances and Transfer of Units

Class A units may only be issued to Yieldco, as the sole managing member of Yield LLC, and are non-transferable except upon redemption by Yield LLC. Class B units may only be issued to our Sponsor and its controlled affiliates. Class B units may not be transferred without our consent, subject to such conditions as we may specify, except our Sponsor may transfer Class B units to a controlled affiliate without our consent. Our Sponsor may not transfer any Class B units to any person unless our Sponsor transfers an equivalent number of shares of our Class B common stock to the same transferee.

Exchange Agreement

We will enter into an exchange agreement pursuant to which our Sponsor (and its controlled affiliates who acquire Class B units of Yield LLC) may from time to time cause Yield LLC to exchange its Class B units for shares of our Class A common stock on a one-for-one basis, subject to adjustments for stock splits, stock dividends and reclassifications. The exchange agreement also provides that, subject to certain exceptions, holders will not have the right to cause Yield LLC to exchange Class B units if Yield LLC determines that such exchange would be prohibited by law or regulation or would violate other agreements to which Yieldco may be subject, and Yieldco may impose additional restrictions on exchange that it determines necessary or advisable so that Yield LLC is not treated as a “publicly traded partnership” for United States federal income tax purposes.

When our Sponsor or its controlled affiliate exchanges a Class B unit of Yield LLC for a share of our Class A common stock, we will automatically redeem and cancel a corresponding share of our Class B common stock and the Class B unit will automatically convert into a Class A unit when issued to Yieldco As result, when a holder exchanges its Class B units for shares of our Class A common stock, our interest in Yield LLC will be correspondingly increased. We have reserved for issuance                 shares of our Class A common stock, which is the aggregate number of shares of Class A common stock expected to be issued over time upon the exchange of all Class B units of Yield LLC outstanding immediately after this offering.

Indemnification and Exculpation

To the extent permitted by applicable law, Yield LLC will indemnify its managing member, our authorized officers and our other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred in connection with serving in such capacities, provided that the acts or omissions of these indemnified persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

Such authorized officers and other employees and agents will not be liable to Yield LLC, its members or their affiliates for damages incurred as a result of any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

Registration Rights Agreement

We plan to enter into a registration rights agreement with our Sponsor pursuant to which our Sponsor and its affiliates will be entitled to demand registration rights, including the right to demand that a shelf registration statement be filed, and “piggyback” registration rights, for shares of our Class A common stock that are issuable upon exchange of Class B units of Yield LLC that it owns. The right to sell shares of our Class A common stock pursuant to this registration rights agreement will be made subject to a lock-up agreement between our Sponsor and the underwriters in this offering which, unless waived, will prevent our Sponsor from exercising this right until 180 days after the date of this prospectus.

Licensing Agreement

Yieldco and SunEdison will enter into a Licensing Agreement pursuant to which SunEdison will grant to Yield a non-exclusive, royalty-free license to use the name “SunEdison” and the SunEdison logo. Other than under this limited license, we will not have a legal right to the “SunEdison” name and the SunEdison logo in the United States and Canada.

We will be permitted to terminate the Licensing Agreement upon 30 days’ prior written notice if our Sponsor defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to our Sponsor. Our Sponsor will be entitled to terminate the Licensing Agreement effective immediately upon termination of the Management Services Agreement or with respect to any licensee upon 30 days’ prior written notice of termination if any of the following occurs:

•	the licensee defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues uncured for a period of 30 days after written notice of termination of the breach is given to the licensee;

•	the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the Licensing Agreement without our Sponsor’s prior written consent;

•	certain events relating to a bankruptcy or insolvency of the licensee; or

•	the licensee ceases to be an affiliate of our Sponsor.

Procedures for Review, Approval and Ratification of Related-Person Transactions; Conflicts of Interest

Our board of directors will adopt a code of business conduct and ethics in connection with the completion of this offering that will provide that our board of directors or its authorized committee will periodically review all related-person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. See “Management— Committees of the Board of Directors—Corporate Governance, Conflicts and Nominating Committee.” In the event that our board of directors or its authorized committee considers ratification of a related-completion of this offering person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The code of business conduct and ethics will provide that, in determining whether to recommend the initial approval or ratification of a related-person transaction, our board of directors or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on director independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, stockholder, member or executive officer); (v) the availability of other sources for comparable products or services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

Our organizational and ownership structure and strategy involve a number of relationships that may give rise to conflicts of interest between us and our stockholders on the one hand, and SunEdison, on the other hand. In particular, conflicts of interest could arise, among other reasons, because:

•	in originating and recommending acquisition opportunities (except with respect to the Call Right Projects ROFO Projects), our Sponsor has significant discretion to determine the suitability of opportunities for us and to allocate such opportunities to us or to itself or third parties;

•	there may be circumstances where our Sponsor will determine that an acquisition opportunity is not suitable for us because of the fit with our acquisition strategy or limits arising due to regulatory or tax considerations or limits on our financial capacity or because our Sponsor is entitled to pursue the acquisition on its own behalf rather than offering us the opportunity to make the acquisition;

•	where our Sponsor has made an acquisition, it may transfer the asset to us at a later date after such asset has been developed or we have obtained sufficient financing;

•	our relationship with our Sponsor involves a number of arrangements pursuant to which our Sponsor provides various services, access to financing arrangements and originates acquisition opportunities, and circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into;

•	subject to the call right described in “—Project Support Agreement—Call Rights Projects” and the right of first offer described in “—Project Support Agreement—ROFO Agreement,” our Sponsor is permitted to pursue other business activities and provide services to third parties that compete directly with our business and activities without providing us with an opportunity to participate, which could result in the allocation of our Sponsor’s resources, personnel and acquisition opportunities to others who compete with us;

•	our Sponsor does not owe Yieldco or our stockholders any fiduciary duties, which may limit our recourse against it;

•	the liability of our Sponsor is limited under our arrangements with them, and we have agreed to indemnify our Sponsor against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for their own account, or may give rise to legal claims for indemnification that are adverse to the interests of our stockholders;

•	our Sponsor or a SunEdison sponsored consortium may want to acquire or dispose of the same asset as us;

•	we may be, directly or indirectly, purchasing an asset from, or selling an asset to, our Sponsor;

•	there may be circumstances where we are acquiring different assets as part of the same transaction with our Sponsor;

•	our Sponsor will have the ability to designate a majority of the board of directors of Yieldco and, therefore, it will continue to control Yieldco and could cause Yieldco to cause Yield LLC to make distributions to its members, including our Sponsor, based on our Sponsor’s interests; and

•	other conflicting transactions involving us and our Sponsor.

The code of business conduct and ethics described above will be adopted in connection with the completion of this offering, and as a result the transactions described above (including the Organizational Transactions) were not reviewed under such policy.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Bridge Facility

Prior to the completion of this offering, we expect to enter into a Bridge Facility providing for aggregate borrowings of up to $             million in the form of senior secured increase rate loans. We are still in preliminary discussions with respect to the terms of the Bridge Facility. The closing of the Bridge Facility, and each advance thereunder, will be subject to customary conditions precedent. We expect the Bridge Facility will contain representations and warranties, financial and restrictive covenants, events of default and collateral arrangements customary for this type of financing. The actual terms of the Bridge Facility will depend on the results of negotiations.

Revolving Credit Facility

In connection with this offering, we anticipate that Yield Operating LLC will enter into the Revolver, which is expected to provide for a revolving line of credit of approximately $         million. The Revolver will include borrowing capacity available for letters of credit and for incremental commitments of up to $         million. We expect that Yield LLC will be a guarantor under the Revolver. The Revolver is expected to contain certain financial covenants, including maximum borrower leverage ratio and minimum borrower interest coverage ratio. In general, Yield Operating LLC expects that the Revolver will contain representations and warranties that are customary for this type of financing, including limitations on investments and restricted payments; provided, however, that each of Yield Operating LLC and Yield LLC will be permitted to pay distributions to unitholders out of available cash so long as no default or event of default under the Revolver shall have occurred and be continuing at the time of such distribution or would result therefrom and it is in compliance with its financial covenants. Yield Operating LLC expects that the Revolver will contain events of default that are customary for this type of financing.

Yield Operating LLC is still in preliminary discussions with potential arrangers and lenders with respect to the terms of the Revolver. The actual terms of the new facility will depend on the results of negotiations with lenders. We expect that affiliates of certain of the underwriters will participate as arrangers and/or lenders under the Revolver.

Term Loan

In connection with this offering, we also anticipate that Yield Operating LLC will enter into a new term loan facility, which is expected to provide for a Term Loan of at least $             million. We are still in preliminary discussions with potential arrangers and lenders with respect to the terms of the Term Loan. In general, we expect that the Term Loan will contain representations and warranties, financial and restrictive covenants, events of default and collateral arrangements that are customary for this type of financing. The actual terms of our Term Loan will depend on the results of negotiations with our lenders.

Project-Level Financing Arrangements

We have outstanding project-specific non-recourse financing that is backed by certain of our solar energy system assets.

Term Bonds

We have outstanding term bonds consisting of four fixed rate facilities maturing between January 2016 and January 2031. The aggregate outstanding principal amount of term bonds was $8.7 million as of December 31, 2013. The fixed interest rates range between 5.25% and 7.50%. The term bond agreements contain certain representations, covenants and warranties of the borrower including limitations on business activities, guarantees, environmental issues, project maintenance standards, and a minimum debt service coverage ratio requirement. Events of default include failure to make payment as well as nonperformance of covenants, and liquidation. As of December 31, 2013, our project subsidiaries were in compliance with all covenants.

Solar Program Loans

We have 19 outstanding solar program loans maturing between September 2024 and October 2026. The aggregate outstanding principal amount of the loans was $10.1 million as of December 31, 2013. The fixed interest rates range between 11.11% and 11.31%. We currently repay principal and interest due under loans with RECs generated by the underlying solar energy systems. The RECs are valued at the greater of the floor price, as stated in the loan agreements, or the market value. The lender performs an annual and biennial calculation to ensure that the RECs have covered 90% of the payments per the original amortization schedule annually and 100% of the payments biennially. The loan agreements convey customary covenants related to business operations, maintenance of the projects, insurance coverage, and a debt service calculation requirement. Events of default include failure to make payment as well as non-performance of covenants, breach of representations, assignment without consent, and bankruptcy. As of December 31, 2013 we were in compliance with all covenants.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and our amended and restated bylaws, as each will be in effect upon completion of the offering. The following description may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated certificate of incorporation and our amended and restated bylaws, forms of which have been or will be filed with the SEC as exhibits to our registration statement of which this prospectus is a part.

Authorized Capitalization

Upon completion of this offering, our authorized capital stock will consist of                      shares of Class A common stock, par value $         per share, of which                      shares will be issued and outstanding,                shares of Class B common stock, par value $         per share, of which                      shares will be issued and outstanding, and                      shares of preferred stock, par value $         per share, none of which will be issued and outstanding. In addition, upon completion of this offering, (i) an aggregate of                      shares of our Class A common stock will be reserved for issuance to our non-employee directors, as described in “Executive Officer Compensation—Compensation of our Directors,” and (ii) an aggregate of                     shares of our Class A common stock will be reserved for issuance upon the exchange of Class B units. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Class A Common Stock

Voting Rights

Each share of Class A common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of Class A common stock are entitled to vote. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. Holders of our Class A common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by holders of our Class A common stock and Class B common stock must be approved by a majority, on a combined basis, of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock on a combined basis.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of Class A common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Dividends upon our Class A common stock may be declared by our board of directors at any regular or special meeting, and may be paid in cash, in property or in shares of capital stock. Before payment of any dividend, there may be set aside out of any of our funds available for dividends, such sums as the Board of Directors deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property or for any proper purpose, and the Board of Directors may modify or abolish any such reserve. Furthermore because we are a holding company, our ability to pay dividends on our Class A common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Description of Certain Indebtedness” and “Cash Dividend Policy.”

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our Class A common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities and the liquidation preference of any of our outstanding shares of preferred stock, subject only to the right of the holders of shares of our Class B common stock to receive payment for the par value of their shares in connection with our liquidation.

Other Rights

Holders of our Class A common stock have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and non-assessable. The rights, preferences and privileges of the holders of our Class A common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

Our Class A common stock has been approved for listing on the                 under the symbol “             .”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is                     . The transfer agent’s address is                      and its telephone number is                     .

Class B Common Stock

Voting Rights

Each share of Class B common stock entitles the holder to 10 votes on matters presented to our stockholders generally. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. Holders of our Class B common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by holders of our Class A common stock and Class B common stock must be approved by a majority, on a combined basis, of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter representing a majority, on a combined basis of votes. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock on a combined basis.

Dividend and Liquidation Rights

Holders of our Class B common stock do not have any right to receive dividends other than dividends payable solely in shares of Class B common stock in the event of payment of a dividend in shares of common stock payable to holders of our Class A common stock, or to receive a distribution upon our liquidation or winding up except for their right to receive payment for the par value of their shares of Class B common stock in connection with our liquidation.

Mandatory Redemption

Shares of Class B common stock are subject to redemption at a price per share equal to par value upon the exchange of Class B units of Yield LLC for shares of our Class A common stock. Shares of Class B common stock so redeemed are automatically cancelled and are not available to be reissued. See “Certain Relationships and Related Party Transactions — Amended and Restated Operating Agreement of Yield LLC — Exchange Agreement.”

Transfer Restrictions

Shares of Class B common stock may not be transferred without our consent, subject to such conditions as we may specify, except our Sponsor may transfer Class B common stock to a controlled affiliate without our consent so long as it transfers an equivalent number of Class B units.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of                     , which would apply so long as the shares of Class A common stock remain listed on                     , require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Corporate Opportunity

As permitted under the DGCL, in our amended and restated certificate of incorporation, we will renounce any interest or expectancy in, or any offer of an opportunity to participate in, specified business opportunities that are presented to us or one or more of our officers, directors or stockholders. In recognition that directors, officers and/or employees of our Sponsor may serve as our directors and/or officers, and SunEdison and its affiliates, not including us (the “SunEdison Entities”) may engage in similar activities or lines of business that we do, our amended and restated certificate of incorporation will provide for the allocation of certain corporate opportunities between us and the SunEdison Entities. Specifically, none of the SunEdison Entities will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that a director or officer of any SunEdison Entity who also as one of our directors or officers acquires knowledge of a potential transaction or matter which may be a corporate opportunity for any of the SunEdison Entities and us, we will not have any expectancy in such corporate opportunity, and the director or officer will not have any duty to present such corporate opportunity to us and may pursue or acquire such corporate opportunity for himself/herself or direct such opportunity to another person. A corporate opportunity that an officer or director of ours who is also a director or officer of any of the SunEdison Entities acquires knowledge of will not belong to us unless the corporate opportunity at issue is expressly offered in writing to such person solely in his or her capacity as a director or officer of ours. In addition, even if a business opportunity is presented to an officer or director of any of the SunEdison Entities, the following corporate opportunities will not belong to us: (1) those we are not financially able, contractually permitted or legally able to undertake; (2) those not in our line of business; (3) those of no practical advantage to us; and (4) those in which we have no interest or reasonable expectancy. Except with respect to our directors and/or officers who are also directors and/or officers of any of the SunEdison Entities, the corporate opportunity doctrine applies as construed pursuant to applicable Delaware laws, without limitation.

Antitakeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

In addition to the disproportionate voting rights that SunEdison will have following this offering as a result of its ownership of our Class B common stock, some provisions of Delaware law contain, and our amended and restated certificate of incorporation and our amended and restated bylaws described below will contain, a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they will also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with superior voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Meetings and Elections of Directors

Special Meetings of Stockholders.    Our amended and restated certificate of incorporation will provide that a special meeting of stockholders may be called only by our board of directors by a resolution adopted by the affirmative vote of a majority of the total number of directors then in office.

Elimination of Stockholder Action by Written Consent.    Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that holders of our common stock cannot act by written consent in lieu of a meeting once our Sponsor ceases to hold a majority of the voting power of our common stock.

Vacancies.    Any vacancy occurring on our board of directors and any newly created directorship may be filled only by a majority of the directors remaining in office (even if less than a quorum), subject to the rights of holders of any series of preferred stock.

Amendments

Amendments of Certificate of Incorporation.    The provisions described above under “—Special Meetings of Stockholders,” “—Elimination of Stockholder Action by Written Consent” and “—Vacancies” may be amended only by the affirmative vote of holders of at least two-thirds of the combined voting power of outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class.

Amendment of Bylaws.    Our board of directors will have the power to make, alter, amend, change or repeal our bylaws or adopt new bylaws by the affirmative vote of a majority of the total number of directors then in office.

Notice Provisions Relating to Stockholder Proposals and Nominees

Our amended and restated bylaws will also impose some procedural requirements on stockholders who wish to make nominations in the election of directors or propose any other business to be brought before an annual or special meeting of stockholders.

Specifically, a stockholder may (i) bring a proposal before an annual meeting of stockholders, (ii) nominate a candidate for election to our board of directors at an annual meeting of stockholders, or (iii) nominate a candidate for election to our board of directors at a special meeting of stockholders that has been called for the purpose of electing directors, only if such stockholder delivers timely notice to our corporate secretary. The notice must be in writing and must include certain information and comply with the delivery requirements as set forth in the bylaws.

To be timely, a stockholder’s notice must be received at our principal executive offices:

•	in the case of a nomination or other business in connection with an annual meeting of stockholders, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the previous year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days before or delayed more than 70 days after the first anniversary of the preceding year’s annual meeting, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us;

•	in the case of a nomination in connection with a special meeting of stockholders, not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day before such special meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us.

With respect to special meetings of stockholders, our amended and restated bylaws will provide that only such business shall be conducted as shall have been stated in the notice of the meeting.

Delaware Antitakeover Law

We have opted out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation will provide that in the event our Sponsor and its affiliates cease to beneficially own at least 5% of the total voting power of all the then outstanding shares of our capital stock, we will automatically become subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 662?3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Amendments

Any amendments to our amended and restated certificate of incorporation, subject to the rights of holders of our preferred stock, regarding the provisions thereof summarized under “—Corporate Opportunity” or “—Antitakeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws” will require the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our Class A common stock prevailing from time to time. The number of shares available for future sale in the public market is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions will permit sales of substantial amounts of our Class A common stock in the public market, or could create the perception that these sales may occur, which could adversely affect the prevailing market price of our Class A common stock. These factors could also make it more difficult for us to raise funds through future offerings of our Class A common stock.

Sale of Restricted Shares

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares, other than shares sold in this offering, will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Upon the completion of this offering, we will have issued and outstanding an aggregate of                  shares of Class A common stock (or                  shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). All of the shares of Class A common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, or “Rule 144,” which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of our Class A common stock that will be outstanding upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 under the Securities Act, which rules are summarized below. These remaining shares of our Class A common stock that will be outstanding upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described below taking into account the provisions of Rule 144 under the Securities Act. See “—Lock-up Agreements.”

Following this offering, our Sponsor may exchange Class B units of Yield LLC for shares of our Class A common stock on a one-for-one basis, subject to adjustments for stock splits, stock dividends and reclassifications. Upon consummation of this offering, our Sponsor will hold                  Class B units of Yield LLC, all of which will be exchangeable for shares of our Class A common stock. See “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Yield LLC—Exchange Agreement.” The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 described below. However, upon the completion of this offering, we intend to enter into a registration rights agreement with our Sponsor that will require us to register under the Securities Act shares of our Class A common stock issued in such an exchange. See “—Registration Rights.”

Rule 144

The shares of our Class A common stock being sold in this offering will generally be freely tradable without restriction or further registration under the Securities Act, except that any shares of our Class A common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of shares of our Class A common stock outstanding which will equal approximately shares after this offering; or

•	the average weekly reported trading volume of our Class A common stock on for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner-of-sale provisions, a six-month holding period requirement for restricted securities, notice requirements and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our Class A common stock subject only to the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least one year beneficially owned shares of our Class A common stock that are restricted securities, will be entitled to freely sell such shares of Class A common stock under Rule 144 without regard to the public information requirements of Rule 144.

Lock-Up Agreements

We and each of our officers and directors have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the shares of our Class A common stock or securities (including Yield LLC units) convertible into or exchangeable for, or that represent the right to receive, shares of our Class A common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except in connection with this offering or with the prior written consent of Goldman, Sachs & Co., as representative of the underwriters in this offering. See “Underwriting (Conflicts of Interest).”

Registration Rights

Upon completion of this offering, our Sponsor and certain of its affiliates will be entitled to various rights with respect to the registration of shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable under the Securities Act immediately upon the effectiveness of the registration, except for shares held by affiliates. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” Shares covered by a registration statement will be eligible for sales in the public market upon the expiration or release from the terms of the lock-up agreement referred to above.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general summary of material United States federal income and estate tax consequences to non-U.S. holders, as defined below, of the purchase, ownership and disposition of shares of our Class A common stock as of the date of this prospectus. This summary deals only with shares of common stock purchased in this offering that are held as capital assets (generally, property held for investment) by a non-U.S. holder.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of shares of our Class A common stock that is, for United States federal income tax purposes, an individual, corporation, estate or trust, but is not any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person for United States federal income tax purposes.

If any entity or arrangement treated as a partnership for United States federal income tax purposes holds shares of our Class A common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership considering an investment in shares of our Class A common stock, you should consult your own tax advisors.

This summary is based upon the Code, applicable United States Treasury regulations, rulings and other administrative pronouncements, and judicial decisions, all as of the date of this prospectus. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations described in this summary.

This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local, alternative minimum or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, financial institution, insurance company, tax-exempt organization, dealer in securities, broker, “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our Class A common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our Class A common stock as part of a straddle, hedge, conversion transaction or other integrated investment).

We have not sought and will not seek any rulings from the United States Internal Revenue Service, or the IRS, regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our Class A common stock that differ from those discussed below.

If you are considering the purchase of shares of our Class A common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership and disposition of shares of our Class A common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other applicable taxing jurisdiction and any applicable tax treaty in light of your particular circumstances.

Distributions

We intend to pay cash distributions on shares of our Class A common stock for the foreseeable future, as outlined above under “Cash Dividend Policy.” Subject to the discussion below on backup withholding and FATCA withholding, in general, distributions of cash or other property in respect of shares of our Class A common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent any such distributions exceed both our current and accumulated earnings and profits, they will first be treated as a return of capital reducing your tax basis in our Class A common stock (determined on a share-by-share basis), but not below zero, and then will be treated as gain from the sale of stock as described below under “Gain on Disposition of Shares of Class A Common Stock.”

Dividends paid to a non-U.S. holder generally will be subject to a United States federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. United States federal withholding tax may be imposed on the gross amount of a distribution, due to the difficulty of determining whether we have sufficient earnings and profits to cause the distribution to be a dividend for United States federal income tax purposes.

However, dividends that are effectively connected with the conduct of a trade or business within the United States by a non-U.S. holder generally will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (including the provision of a properly completed IRS Form W-8 ECI or other applicable form). Instead, unless an applicable income tax treaty provides otherwise, such dividends will generally be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. A corporate non-U.S. holder may be subject to an additional “branch profits tax” at a rate of 30% on its earnings and profits (subject to adjustments) that are effectively connected with its conduct of a United States trade or business (unless an applicable income tax treaty provides otherwise).

A non-U.S. holder of shares of our Class A common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if shares of our Class A common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. A non-U.S. holder who provides us, our paying agent or other applicable withholding agent with an IRS Form W-8BEN, Form W-8ECI or other form must update the form or submit a new form, as applicable, if there is a change in circumstances that makes any information on such form incorrect. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

It is possible that a distribution made to a non-U.S. holder may be subject to over-withholding because, for example, at the time of the distribution we or the relevant withholding agent may not be able to determine how much of the distribution constitutes dividends or the proper documentation establishing the benefits of any applicable treaty has not been properly supplied. If there is any over-withholding on distributions made to a non-U.S. holder, such non-U.S. holder may obtain a refund of the over-withheld amount by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding the applicable withholding tax rules and the possibility of obtaining a refund of any over-withheld amounts.

Gain on Disposition of Shares of Class A Common Stock

Subject to the discussion below on backup withholding and FATCA withholding, any gain realized by a non-U.S. holder on the sale, exchange or other disposition of shares of our Class A common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a United States real property holding corporation, or “USRPHC,” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our Class A common stock, or the applicable period.

In the case of a non-U.S. holder described in the first bullet point above, any gain generally will be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise), and a non-U.S. holder that is a foreign corporation may also be subject to the branch profits tax at a rate of 30% on its effectively connected earnings and profits (subject to adjustments), unless an applicable income tax treaty provides otherwise. Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on any gain derived from the disposition, which may be offset by certain United States source capital losses.

We believe we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of our other business assets, and because the definition of United States real property is not entirely clear, there can be no assurance that we are not a USRPHC now or will not become one in the future. Even if we are or become a USRPHC, however, so long as our Class A common stock is regularly traded on an established securities market a non-U.S. holder will be subject to United States federal income tax on any gain in respect of our Class A common stock only if such non-U.S. holder actually or constructively owned more than 5% of our outstanding common stock at any time during the applicable period. You should consult your own tax advisor about the consequences that could result if we are, or become, a USRPHC.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding with respect to dividends paid on, and the proceeds of disposition of, shares of our Class A common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a United States person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding with respect to payments of the proceeds from the disposition of shares of our Class A common stock are as follows:

•	If the proceeds are paid to or through the United States office of a broker, the proceeds generally will be subject to backup withholding and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a United States person or you otherwise establish an exemption.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is not a United States person and is not a foreign person with certain specified United States connections (a “U.S.-related person”), information reporting and backup withholding generally will not apply.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is a United States person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a United States person or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is timely furnished by you to the IRS.

Legislation Affecting Taxation of Common Stock Held by or through Foreign Entities

Legislation enacted in 2010, known as the Foreign Account Tax Compliance Act, or “FATCA,” generally imposes a withholding tax of 30% on dividend income from our Class A common stock and on the gross proceeds of a sale or other disposition of our Class A common stock, if the payments are made to certain foreign entities, unless certain diligence, reporting, withholding and certification obligations and requirements are met. Payments subject to withholding under FATCA include dividends paid after June 30, 2014 and payments of gross proceeds made after December 31, 2016.

The withholding under FATCA described above generally applies to payments of dividends or gross proceeds made to (i) a “foreign financial institution” (as a beneficial owner or an intermediary), unless such institution enters into an agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) and (ii) a foreign entity acting as a beneficial owner or an intermediary that is not a “foreign financial institution,” unless such entity makes a certification identifying its substantial United States owners (as defined for this purpose) or makes a certification that such foreign entity does not have any substantial United States owners. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a non-U.S. holder of our Class A common stock might be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder might be required to file a United States federal income tax return to claim such refunds or credits.

Non-U.S. holders should consult their own tax advisors regarding the implications of this legislation on their investment in our Class A common stock.

United States Federal Estate Tax

Shares of our Class A common stock that are owned (or deemed to be owned) at the time of death by an individual who is not a citizen or resident of the United States (as specifically defined for United States federal estate tax purposes) will be includable in such non-U.S. holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

POTENTIAL PURCHASERS OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX AND TAX TREATY CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK.

UNDERWRITING (CONFLICTS OF INTEREST)

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional             shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase             additional shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers and directors have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated between us and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the common stock on the                     under the symbol “            ”. In order to meet one of the requirements for listing the common stock on the                 , the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

At our request, the underwriters have reserved up to     % of the shares of our Class A common stock offered hereby for sale at the initial public offering price to our directors, officers and certain other persons who are associated with us, through a reserved share program. We will offer these shares to the extent permitted under applicable regulations in the United States and applicable jurisdictions. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not purchased pursuant to the reserved share program will be offered by the underwriters to the general public on the same terms as the other shares offered hereby. Shares purchased in the reserved share program will be subject to the 180 day lock-up restrictions described above. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of Class A common stock sold pursuant to the reserved share program.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on a securities exchange, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or the assets, securities and/or instruments of persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Conflicts of Interest

As described in “Use of Proceeds,” a portion of the net proceeds from this offering will be used to repay amounts outstanding under our Bridge Facility. As a result,                              and/or its affiliates may receive more than 5% of the net proceeds of this offering upon repayment of the Bridge Facility. Accordingly, this offering will be conducted in compliance with FINRA Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus.                 has agreed to act as the qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. Pursuant to FINRA Rule 5121,                              will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the Class A common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. Kirkland & Ellis LLP has from time to time represented and may continue to represent our Sponsor and some of its affiliates in connection with various legal matters. The underwriters have been represented by Latham & Watkins LLP, New York, New York.

EXPERTS

The combined financial statements of SunEdison Yieldco (a solar energy generation asset business of SunEdison, Inc.) as of December 31, 2013 and 2012, and for each of the years in the two-year period ended December 31, 2013, have been included in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our Class A common stock to be sold in this offering. The registration statement, including the attached exhibits, contains additional relevant information about us and our Class A common stock. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

You may read and copy the reports and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

Upon completion of this offering, we will become subject to the reporting, proxy and information requirements of the Exchange Act, and as a result will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above, as well as on our website, www.                    .com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our Class A common stock.

Index to Financial Statements

SunEdison Yieldco (Predecessor) Audited Combined Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Combined Statements of Operations for the Years Ended December 31, 2013 and 2012	F-3
Combined Balance Sheets as of December 31, 2013 and 2012	F-4
Combined Statements of Cash Flows for the Years Ended December 31, 2013 and 2012	F-5
Combined Statements of Equity for the Years Ended December 31, 2013 and 2012	F-6
Notes to Combined Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To SunEdison Yieldco:

We have audited the accompanying combined balance sheets of SunEdison Yieldco (a solar energy generation asset business of SunEdison, Inc.) (the Company) as of December 31, 2013 and 2012, and the related combined statements of operations, equity, and cash flows for each of the years in the two-year period ended December 31, 2013. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

St. Louis, Missouri

February 14, 2014

SunEdison Yieldco (Predecessor)

Combined Statements of Operations

	For the year ended December 31,
In thousands	2013	2012
Operating revenues	$6,613	$6,474
Operating costs and expenses:
Cost of operations	394	328
Depreciation and accretion	1,789	1,606
General and administrative	1,650	1,880

Total operating costs and expenses	3,833	3,814

Operating income	2,780	2,660
Interest expense, net	1,692	1,781

Income before income tax expense (benefit)	1,088	879
Income tax expense (benefit)	430	(755)

Net income	$658	$1,634

See accompanying notes to combined financial statements.

SunEdison Yieldco (Predecessor)

Combined Balance Sheets

	As of December 31,
In thousands	2013	2012
Assets
Current assets:
Cash and cash equivalents	$3	$3
Restricted cash	4,452	3,957
Accounts receivable	276	207
Deferred income taxes	69	49
Prepayments and other current assets	59	70
Due from parent and affiliates	123	123

Total current assets	4,982	4,409
Property and equipment, net	46,581	42,416
Deferred financing costs, net	236	268

Total assets	$51,799	$47,093

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$1,309	$1,191
Accounts payable and other current liabilities	271	393
Deferred revenue	215	190
Due to parent and affiliates	6,868	1,863

Total current liabilities	8,663	3,637
Other liabilities:
Long-term debt	17,533	18,898
Deferred revenue	5,376	5,027
Deferred income taxes	5,145	4,708
Asset retirement obligations	2,836	2,502

Total liabilities	39,553	34,772
Equity:
Net parent investment	12,246	12,321

Total liabilities and equity	$51,799	$47,093

See accompanying notes to combined financial statements.

SunEdison Yieldco (Predecessor)

Combined Statements of Cash Flows

	For the year ended December 31,
In thousands	2013	2012
Cash flows from operating activities:
Net income	$658	$1,634
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash incentive revenue	(1,761)	(1,831)
Non-cash interest expense	1,139	1,119
Depreciation and accretion	1,789	1,606
Amortization of deferred financing costs and debt discounts	32	37
Recognition of deferred revenue	(205)	(190)
Provision (benefit) for deferred taxes	417	(755)
Other	—	6
Changes in assets and liabilities:
Accounts receivable	(69)	58
Prepayments and other current assets	11	(56)
Accounts payable and other current liabilities	(122)	—
Deferred revenue	579	173
Due to/from parent and affiliates	5,005	453

Net cash provided by operating activities	7,473	2,254

Cash flows from investing activities:
Change in restricted cash	(1,115)	(2,123)

Net cash used in investing activities	(1,115)	(2,123)

Cash flows from financing activities:
Principal payments on long-term debt	(625)	(529)
Change in restricted cash for principal payments on long-term debt	620	475
Net parent investment	(6,353)	(61)
Payment of debt financing fees	—	(13)

Net cash used in financing activities	(6,358)	(128)

Net increase in cash and cash equivalents	—	3
Cash and cash equivalents at beginning of period	3	—

Cash and cash equivalents at end of period	$3	$3

Supplemental cash flow data:
Cash paid during the year for interest	$668	$544
Non-cash financing activities:
Principal payments on long-term debt from solar renewable energy credits	$622	$712
Contribution of net assets (liabilities) reported as net parent investment	$5,620	$(3,191)

See accompanying notes to combined financial statements.

SunEdison Yieldco (Predecessor)

Combined Statements of Equity

In thousands	Net Parent Investment
Balance at December 31, 2011	$13,939

Net income	1,634
Net distributions to Parent	(3,252)

Balance at December 31, 2012	$12,321

Net income	658
Net distributions to Parent	(733)

Balance at December 31, 2013	$12,246

See accompanying notes to combined financial statements.

SunEdison Yieldco (Predecessor)

Notes to Combined Financial Statements

(Amounts in thousands)

1. NATURE OF OPERATIONS

The accompanying combined financial statements of SunEdison Yieldco (“Yieldco”, the “Predecessor”, the “Company”, “we”, “us” and “our”) have been prepared in connection with the proposed initial public offering of Class A common stock of SunEdison Yieldco, Inc. (“Offering”). SunEdison Yieldco, Inc. was formed on January 15, 2014 as a wholly owned subsidiary of SunEdison, Inc. (“Parent”). Yieldco represents the assets that SunEdison Yieldco, Inc. intends to acquire from the Parent concurrently with the closing of the Offering, and therefore, the combined financial statements of Yieldco are viewed as the Predecessor of SunEdison Yieldco, Inc. The assets to be acquired include solar energy generation systems and the long-term contractual arrangements to sell the solar energy generated by the solar energy systems to third parties.

Basis of Presentation

Yieldco has presented combined financial statements as of and for the years ended December 31, 2013 and 2012. Yieldco’s combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) is the source of authoritative U.S. GAAP to be applied by nongovernmental entities. In addition, the rules and interpretative releases of the United States Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants.

Yieldco currently operates as part of the Parent. The combined financial statements were prepared using the Parent’s historical basis in certain assets and liabilities, and include all revenues, expenses, assets, and liabilities attributed to the assets to be acquired. The historical combined financial statements also include allocations of certain corporate expenses of the Parent. Management believes the assumptions and methodology underlying the allocation of the Parent’s corporate expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Predecessor if it had operated as an independent, publicly traded company during the periods prior to the Offering or of the costs expected to be incurred in the future. The adjustments necessary for a fair presentation of the combined financial statements, in accordance with U.S. GAAP, have been made.

The combined balance sheets do not separately present certain of the Parent’s assets or liabilities where management deemed it inappropriate due to the underlying nature of those assets and liabilities. The Parent performs financing, cash management, treasury and other services for us on a centralized basis. Changes in the net parent investment account in the combined balance sheets related to these activities have been considered cash receipts and payments for purposes of the combined statements of cash flows and are reflected in financing activities. Changes in the net parent investment account resulting from Parent contributions of assets and liabilities have been considered non-cash financing activities for purposes of the combined statements of cash flows.

These combined financial statements and related notes to the combined financial statements are presented on a consistent basis for all periods presented. All significant intercompany transactions and balances have been eliminated in combination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

In preparing our combined financial statements, we use estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimates under different assumptions or conditions.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and money market funds with original maturity periods of three months or less when purchased.

Restricted Cash

Restricted cash consists of cash on deposit in financial institutions that is restricted from use in operations pursuant to requirements of certain debt agreements. These funds are used to pay for capital expenditures, current operating expenses and current debt service payments in accordance with the restrictions in the debt agreements.

Accounts Receivable

Accounts receivable are reported on the combined balance sheets at the invoiced amounts adjusted for any write-offs and the allowance for doubtful accounts. We establish an allowance for doubtful accounts to adjust our receivables to amounts considered to be ultimately collectible. Our allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of our customers and historical experience. There was no allowance for doubtful accounts as of December 31, 2013 and 2012.

Property and Equipment

Property and equipment consists of solar energy systems and is stated at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment is retired, or otherwise disposed of, the cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation of property and equipment is recognized using the straight-line method over the estimated useful lives of the solar energy systems of twenty to thirty years.

Yieldco is entitled to receive investment tax credits or grants in lieu of tax credits from various government agencies, both state and federal, for certain eligible items of property and equipment. It is our policy to reduce the carrying value of the property and equipment by the amount of the credits or grants received, and reduce future depreciation expense for such assets.

Asset Retirement Obligations

We operate under solar power services agreements with some customers that include a requirement for the removal of the solar energy systems at the end of the term of the agreement. Asset retirement obligations are recognized at fair value in the period in which they are incurred and the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its expected future value. The corresponding asset capitalized at inception is depreciated over the useful life of the asset.

Impairment of Property and Equipment

Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. An impairment loss is recognized if the total future estimated undiscounted cash flows expected from an asset are less than its carrying value. An impairment charge is measured as the difference between an asset’s carrying amount and fair value with the difference recorded in operating costs and expenses in the statement of operations. Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques. There were no impairments recognized during the years ended December 31, 2013 and 2012.

Revenue Recognition

Operating revenues are comprised of energy and incentive revenues. Energy revenue is earned as electricity is generated by the solar energy systems and is based on actual electricity output and the contracted rates agreed with the customer. We receive incentives or subsidies from various state governmental jurisdictions in the form of solar renewable energy credits (“SRECs”), which we sell to third parties. We also receive performance-based incentives (“PBIs”) from public utilities. Both SRECs and PBIs are based on the actual level of output generated from our solar energy systems. SREC revenue is recognized at the time Yieldco has transferred a SREC pursuant to an executed contract relating to the sale of the SRECs to a third party. For PBIs, production from our systems are verified by an independent third party and, once verified, revenue is recognized based on the terms of the contract and the fulfillment of all revenue recognition criteria. Energy revenue was $2,585 and $2,331 for the years ended December 31, 2013 and 2012, respectively. Incentive revenue was $4,028 and $4,143 for the years ended December 31, 2013 and 2012, respectively.

Under the terms of certain debt agreements, SRECs are transferred directly to Yieldco’s creditors to reduce principal and interest payments due and are therefore presented in the combined statements of cash flows as a non-cash reconciling item in determining cash flows from operations.

Deferred Financing Costs

Deferred financing costs consist of costs incurred to obtain long-term financing and are amortized over the term of the related financing agreement using the effective interest method. These costs are included in interest expense in the accompanying combined statements of operations. Amortization of deferred financing costs was $32 and $37 for the years ended December 31, 2013 and 2012, respectively.

Deferred Revenue

Deferred revenue consists of upfront incentives or subsidies received from various state governmental jurisdictions that are deferred and recognized as revenue on a straight-line basis over the depreciable life of the solar energy system.

Income Taxes

Our income tax balances are determined and reported using a “separate return” method, or as though we filed separate returns for jurisdictions in which Yieldco’s operations are included in consolidated returns filed by the Parent. Income taxes as presented herein allocate current and deferred income taxes of the Parent to us in a manner that is systematic, rational and consistent with the asset and liability method in accordance with FASB ASC 740 (“ASC 740”), Income Taxes. The sum of the amounts allocated to Yieldco’s carve-out tax provisions may not equal the historical consolidated provision. Under the separate return method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date. Valuation allowances are established when management determines that it is more likely than not that some portion, or all of the deferred tax asset, will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

Deferred income taxes arise primarily because of differences in the bases of assets or liabilities between financial statement accounting and tax accounting which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction, but have not yet been recorded in the combined statement of operations).

We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income, projected future pre-tax and taxable income and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

We believe our tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. We believe that our income tax accrued liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows.

We have made our best estimates of certain income tax amounts included in the combined financial statements. Application of our accounting policies and estimates, however, involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In arriving at our estimates, factors we consider include how accurate the estimate or assumptions have been in the past, how much the estimate or assumptions have changed and how reasonably likely such change may have a material impact.

Contingencies

We are involved in conditions, situations or circumstances in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount will be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range will be accrued. We continually evaluate uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

Fair Value Measurements

We maintain various financial instruments recorded at cost in the December 31, 2013 and 2012 combined balance sheets that are not required to be recorded at fair value. For cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities, the carrying amount approximates fair value because of the short-term maturity of the instruments. See Note 5 for disclosures related to the fair value of our long-term debt.

Earnings Per Share

During the periods presented, Yieldco was wholly owned by the Parent and accordingly, no earnings per share has been calculated.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	As of December 31,
In thousands	2013	2012
Solar energy systems in service	$51,663	$44,753
Solar energy systems in progress	—	1,062

Property and equipment, gross	51,663	45,815
Less accumulated depreciation	(5,082)	(3,399)

Property and equipment, net	$46,581	$42,416

Depreciation expense was $1,683 and $1,511 for the years ended December 31, 2013 and 2012, respectively.

4. ASSET RETIREMENT OBLIGATIONS

Activity in asset retirement obligations for the years ended December 31, 2013 and 2012 is as follows:

	As of December 31,
In thousands	2013	2012
Balance at the beginning of the year	$2,502	$2,370
Additional obligation	228	37
Accretion expense	106	95

Balance at the end of the year	$2,836	$2,502

5. DEBT

Debt consists of the following:

	As of December 31, 2013			As of December 31, 2012
In thousands	Total Principal	Current	Long- Term	Total Principal	Current	Long- Term
Term bonds	$8,636	$680	$7,956	$9,261	$620	$8,641
Solar program loans	10,206	629	9,577	10,828	571	10,257

Total debt outstanding	$18,842	$1,309	$17,533	$20,089	$1,191	$18,898

Our solar energy systems for which we have long-term debt obligations are included in separate legal entities. The total debt outstanding relates to project specific non-recourse financing that is secured by solar energy system operating assets.

Term Bonds

The term bonds consist of four fixed rate bonds maturing between January 2016 and January 2031. The fixed interest rates range between 5.25% and 7.50%. The term bond agreements contain certain representations, covenants and warranties of the borrower including limitations on business activities, guarantees, environmental issues, project maintenance standards, and a minimum debt service coverage ratio requirement.

Solar Program Loans

The solar program loans consist of nineteen loans maturing between September 2024 and October 2026. The fixed interest rates range between 11.11% and 11.31%. We currently repay principal and interest due under loans with SRECs generated by the underlying solar energy systems. The SRECs are valued at the greater of the floor price, as stated in the loan agreements, or the market value. The lender performs an annual and biennial calculation to ensure that the SRECs have covered 90% of the payments per the original amortization schedule annually and 100% of the payments biennially. The loan agreements convey customary covenants related to business operations, maintenance of the projects, insurance coverage, and a debt service calculation requirement.

The aggregate amounts of payments on long-term debt due after December 31, 2013 are as follows:

In thousands	2014	2015	2016	2017	2018	Thereafter	Total
Maturities of long-term debt	$1,309	$1,413	$1,275	$1,017	$1,136	$12,692	$18,842

Interest expense was $1,694 and $1,784 for the years ended December 31, 2013 and 2012, respectively.

The estimated fair value of our outstanding debt obligations was $23,081 and $25,238 at December 31, 2013 and 2012, respectively. The fair value of our debt is calculated based on expected future cash flows discounted at market interest rates with consideration for non-performance risk or current interest rates for similar instruments and are classified as Level 3 within the fair value hierarchy.

6. INCOME TAXES

Our income tax balances are determined and reported herein under the “separate return” method. Use of the separate return method may result in differences when the sum of the amounts allocated to Yieldco’s carve-out tax provisions are compared with amounts presented in the Parent’s consolidated financial statements. In that event, the related deferred tax assets and liabilities could be significantly different from those presented herein. Furthermore, certain tax attributes (for example, net operating loss carryforwards) that were reflected in the Parent’s consolidated financial statements may or may not be available to reduce future taxable income when Yieldco is separated from the Parent.

Income tax expense (benefit) consists of the following:

In thousands	Current	Deferred	Total
Year ended December 31, 2013:
U.S. federal	$—	$335	$335
State and local	13	82	95

Total	$13	$417	$430

Year ended December 31, 2012:
U.S. federal	$—	$(649)	$(649)
State and local	—	(106)	(106)

Total	$—	$(755)	$(755)

Effective Tax Rate

Income tax expense (benefit) differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to loss before income taxes.

	For the year ended December 31,
	2013	2012
Income tax at U.S. federal statutory rate	35.0%	35.0%
Increase (reduction) in income taxes:
State income taxes, net of U.S. federal benefit	4.5	5.1
Grants in lieu of tax credits—U.S. federal	—	(108.9)
Grants in lieu of tax credits—state, net of U.S. federal benefit	—	(17.1)

Effective tax expense (benefit) rate	39.5%	(85.9)%

When investment tax credits or grants in lieu of tax credits are received by Yieldco for its solar energy systems, the credits and grants are recognized as a reduction in the carrying value of the property and equipment. This also results in the recognition of a deferred tax asset and income tax benefit for the future tax depreciation of the property and equipment.

Deferred Taxes

The tax effects of the major items recorded as deferred tax assets and liabilities are:

	As of December 31,
In millions	2013	2012
Deferred tax assets:
Net operating losses and tax credit carryforwards	$4,210	$2,655
Deferred revenue	2,487	2,133

Total deferred tax assets	6,697	4,788

Deferred tax liabilities:
Property and equipment	11,747	9,418
Other	26	29

Total deferred tax liabilities	11,773	9,447

Net deferred tax liabilities	$5,076	$4,659

Net operating loss carryforwards represent tax benefits measured assuming that Yieldco had been a stand alone operating company since January 1, 2012, and may not be available if Yieldco is no longer part of the Parent’s consolidated return. We believe that it is more likely than not that we will generate sufficient taxable income to realize the deferred tax assets associated with net operating losses and tax credit carryforwards, including taxable income resulting from future reversals of existing taxable temporary differences.

7. RELATED PARTIES

Corporate Allocations

Amounts were allocated from the Parent for general corporate overhead costs attributable to the operations of the Predecessor. These amounts were $1,430 and $1,705 for the years ended December 31, 2013 and 2012, respectively. The general corporate overhead expenses incurred by the Parent include costs from certain corporate and shared services functions provided by the Parent. The amounts reflected include (i) charges that were incurred by the Parent that were specifically identified as being attributable to the Predecessor and (ii) an allocation of applicable remaining general corporate overhead costs based on the proportional level of effort attributable to the operation of Yieldco’s solar energy systems. These costs include legal, accounting, tax, treasury, information technology, insurance, employee benefit costs, communications, human resources, and procurement. Corporate costs that were specifically identifiable to a particular operation of the Parent have been allocated to that operation, including the Predecessor. Where specific identification of charges to a particular operation of the Parent was not practicable, a an allocation was applied to all remaining general corporate overhead costs. The allocation methodology for all remaining corporate overhead costs is based on management’s estimate of the proportional level of effort devoted by corporate resources that is attributable to each of Yieldco’s operations. The cost allocations have been determined on a basis considered to be a reasonable reflection of all costs of doing business by the Predecessor. The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, management judgment, or other factors.

Operations and Maintenance

Operations and maintenance services are provided to Yieldco by affiliates of the Parent pursuant to contractual agreements. Costs incurred for these services were $369 and $303 for the years ended December 31, 2013 and 2012, respectively, and were reported as cost of operations in the combined statements of operations.

Parent and Affiliates

Certain of our expenses are paid by affiliates of the Parent and are reimbursed by us to the same, or other affiliates of the Parent. As of December 31, 2013 and 2012, Yieldco owed the Parent and affiliates $6,868 and $1,863, respectively. In limited circumstances, certain expenses of the Parent and its affiliates are paid by Yieldco. As of December 31, 2013 and 2012, the Parent and its affiliates owed Yieldco $123.

8. COMMITMENTS AND CONTINGENCIES

From time to time, we are notified of possible claims or assessments arising in the normal course of business operations. Management continually evaluates such matters with legal counsel and believes that, although the ultimate outcome is not presently determinable, these matters will not result in a material adverse impact on our financial position or operations.

9. GEOGRAPHIC SEGMENTS

We are engaged in one reportable segment that includes owning and operating a portfolio of solar energy generation assets.

Operating Revenues

	For the year ended December 31,
In thousands	2013	2012
United States	$6,373	$6,474
Puerto Rico	240	—

Total	$6,613	$6,474

Revenue is attributed based on the location of the customer. Our customers are primarily commercial and industrial entities, which principally include large, national retail chains located in the U.S. and Puerto Rico. Revenues to any specific customer did not exceed 10% of combined operating revenues for the years ended December 31, 2013 or 2012.

Property and Equipment, Net

	As of December 31,
In thousands	2013	2012
United States	$39,318	$41,342
Puerto Rico	7,263	1,074

Total	$46,581	$42,416

10. SUBSEQUENT EVENTS

For our combined financial statements as of and for the years ended December 31, 2013 and 2012, we have evaluated subsequent events through February 14, 2014, the date the combined financial statements were available to be issued.

Through and including                    , 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities may be required to deliver a prospectus.

                Shares

SunEdison Yieldco, Inc.

Class A Common Stock

PRELIMINARY PROSPECTUS

Goldman, Sachs & Co.

                    , 2014

PART II

Item 13.	Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the shares of Class A common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the stock exchange listing fee.

SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Other expenses		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of directors and officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent permitted by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified.

We intend to enter into indemnification agreements with certain of our executive officers and directors pursuant to which we will agree to indemnify such persons against all expenses and liabilities incurred or paid by such person in connection with any proceeding arising from the fact that such person is or was an officer or director of our company, and to advance expenses as incurred by or on behalf of such person in connection therewith.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification of our directors and officers by the underwriters party thereto against certain liabilities. See “Item 17. Undertakings” for a description of the SEC’s position regarding such indemnification provisions.

Item 15.	Recent sales of unregistered securities

Except as set forth below, we have not sold any securities, registered or otherwise, within the past three years, except for the shares issued upon our formation to our sole shareholder.

On January 31, 2014, we granted an aggregate of 27,647.05882 restricted securities to certain of our executives and other employees of SunEdison who will provide services to us. These grants of restricted securities were made in the ordinary course of business and did not involve any cash payments from the recipients. The restricted securities did not involve a “sale” of securities for purposes of Section 2(3) of the Securities Act and were otherwise made in reliance upon Rule 701 under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b) Financial Statement Schedule

All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, SunEdison Yieldco, Inc., a Delaware corporation, has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beltsville, State of Maryland, on February 14, 2014.

SUNEDISON YIELDCO, INC.

By:
	Name:	Carlos Domenech
	Title	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Carlos Domenech, Sanjeev Kumar and Sebastian Deschler, and each of them singly, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all (i) amendments (including post-effective amendments) and additions to this registration statement and (ii) any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

* * * * *

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on February 14, 2014.

Signature	Title

Carlos Domenech	Chief Executive Officer (principal executive officer)

Sanjeev Kumar	Chief Financial Officer (principal financial officer)

Ahmad Chatila	Director

Brian Wuebbels	Director

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Certificate of Incorporation of SunEdison Yieldco, Inc. to be effective prior to the completion of this offering.

3.2*	Form of Amended and Restated Bylaws of SunEdison Yieldco, Inc. to be effective prior to the completion of this offering.

4.1*	Specimen Class A Common Stock Certificate.

5.1*	Form of Opinion of Kirkland & Ellis LLP.

10.1*	Form of Management Services Agreement by and between SunEdison Yieldco, Inc. and SunEdison, Inc.

10.2*	Form of Project Support Agreement by and between SunEdison Yieldco, Inc. and SunEdison, Inc.

10.3*	Form of Exchange Agreement by and among SunEdison Yieldco, Inc., SunEdison Yieldco, LLC and SunEdison, Inc.

10.4*	Form of Registration Rights Agreement by and between SunEdison Yieldco, Inc. and SunEdison, Inc.

10.5*	Form of Licensing Agreement by and between SunEdison Yieldco, Inc. and SunEdison, Inc.

10.6*	Form of Indemnification Agreement between SunEdison Yieldco, Inc. and its directors and officers.

10.7*	Form of Amended and Restated Operating Agreement of SunEdison Yieldco, LLC.

10.8*	SunEdison Yieldco, Inc. 2014 Equity Incentive Plan.

21.1*	List of subsidiaries of SunEdison Yieldco, Inc.

23.1*	Consent of KPMG LLP.

23.2*	Consent of Kirkland & Ellis (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page of this Registration Statement).

99.1*	Consent of Director Nominees.

*	To be filed by amendment.